As filed with the Securities and Exchange Commission on May 29, 2020
SECURITIES ACT FILE NO. 333-236968
INVESTMENT COMPANY ACT FILE NO. 811-22534
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒
PRE-EFFECTIVE AMENDMENT NO.    ☐
POST-EFFECTIVE AMENDMENT NO. 1 ☒
AND/OR
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒
AMENDMENT NO. 21 ☒
VERSUS CAPITAL MULTI-MANAGER REAL ESTATE INCOME FUND LLC
(Exact Name of Registrant as Specified in Charter)
5555 DTC Parkway, Suite 330
Greenwood Village, CO 80111
(Address of Principal Executive Offices)
Registrant’s Telephone Number, including Area Code: (877) 200-1878
William R. Fuhs, Jr.
c/o Versus Capital Advisors LLC
5555 DTC Parkway, Suite 330
Greenwood Village, CO 80111
(303) 895-3773
(Name and Address of Agent for Service)
COPY TO:
David C. Sullivan, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600
APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of this Registration Statement.
If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box ☒
It is proposed that this filing will become effective (check appropriate box):
 ☐ when declared effective pursuant to Section 8(c)
The following boxes should only be included and completed if the registrant is a registered closed-end management investment company or a business development company, which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act and is making this filing in accordance with Rule 486 under the Securities Act.
 ☐ immediately upon filing pursuant to paragraph (b)
  ☐ on (date) pursuant to paragraph (b)
☒ 60 days after filing pursuant to paragraph (a)
 ☐ on (date) pursuant to paragraph (a)
If appropriate, check the following box:
 ☐ This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
 ☐ This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ______.
CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
This Registration Statement carries forward the $5,500,000,000 aggregate offering amount of shares of beneficial interest of Versus Capital Multi-Manager Real Estate Income Fund LLC (the “Fund”) that were previously registered (File Nos. 333-172947, 333-209345, and 333-236968), and for which $639,400 of registration fees were paid.
Pursuant to Rule 429 under the Securities Act, this Registration Statement is a combined prospectus and also relates to Registration Statement File Nos. 333-172947 (effective December 9, 2011) and 333-209345 (effective February 2, 2016), each as amended from time to time, previously filed by the Fund on Form N-2. This Registration Statement also constitutes a Post-Effective Amendment to each of Registration Statement File No. 333-172947 and Registration Statement File No. 333-209345, each as amended from time to time, and such Post-Effective Amendments shall become effective concurrently with the effectiveness of this Registration Statement.
Explanatory Note
This Registration Statement is being filed in order to make certain changes to the Fund’s Prospectus and Statement of Additional Information.

PROSPECTUS DATED [   ], 2020

VERSUS CAPITAL MULTI-MANAGER
REAL ESTATE INCOME FUND LLC
Shares of Beneficial Interest: (VCMIX)
Versus Capital Multi-Manager Real Estate Income Fund LLC (the “ Fund ”) is a Delaware limited liability company registered under the Investment Company Act of 1940, as amended (the “ Investment Company Act ”), as a non-diversified, closed-end investment management company that is operated as an interval fund. Shares of the Fund will be continuously offered under the Securities Act of 1933, as amended (the “ Securities Act ”). The Fund has elected to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “ Code ”).
Investment Objective. The Fund’s primary investment objective is to seek consistent current income, while the Fund’s secondary objectives are capital preservation and long-term capital appreciation. The Fund’s ability to achieve current income and/or long-term capital appreciation will be tempered by the investment objective of capital preservation.
Investment Strategies. The Fund pursues its investment objectives primarily by investing in (i) investments in third party private funds that themselves invest in real estate (through real estate investment trusts ( “ REITs ” )) and in debt investments secured by real estate (collectively, the “ Private Funds ” ); and (ii) domestic and international publicly traded real estate securities, such as common and preferred stock of publicly listed REITs and publicly traded real estate debt securities ( “ Real Estate Securities ” and together with the Private Funds, “ Real Estate-Related Investments ” ). Under normal market conditions, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in Real Estate-Related Investments.
The Adviser. The Fund’s investment adviser is Versus Capital Advisors LLC (the “Adviser”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Headquartered in Greenwood Village, CO, the Adviser is a boutique asset management firm that specializes in real asset investing with approximately $4.6 billion in assets under management as of March 31, 2020. In addition to the Adviser, certain sub-advisers will manage a portion of the Fund’s assets. The sub-advisers, which are registered investment advisers under the Advisers Act, have entered into sub-advisory agreements with the Adviser in connection with the management of the Fund’s assets. See “Management of the Fund – Sub-Advisers and Sub-Advisory Fees.”
Shares. This Prospectus applies to the offering of a single class of shares of beneficial interest of the Fund (the “Shares”). The Fund offers the Shares in a continuous offering. The Shares are offered at the Fund’s net asset value (“NAV”) per Share as of the date that the request to purchase Shares is received and accepted by or on behalf of the Fund. The NAV per Share is computed by dividing the Fund’s NAV by the total number of Shares outstanding at the time the determination is made. The Shares will not be listed on any securities exchange and it is not anticipated that a secondary market for the Shares will develop. Moreover, these securities are subject to substantial restrictions on transferability and may only be transferred or resold in accordance with the Limited Liability Company Agreement of the Fund (as amended and restated from time to time, the “LLC Agreement”).
Interval Fund. Shares are not redeemable. The Fund is operated as an interval fund and, as such, has established a limited repurchase policy pursuant to Rule 23c-3 under the Investment Company Act. Although the Fund offers to repurchase Shares on a quarterly basis in accordance with the Fund’s repurchase policy, which repurchase policy provides that each quarterly period the Fund will offer to repurchase no less than 5% of the outstanding Shares and not more than 25% of the Fund’s outstanding Shares, the Fund will not be required to repurchase Shares at a shareholder’s option nor will Shares be exchangeable for units, interests, or shares of any investment of the Fund. As a result, an investor may not be able to sell or otherwise liquidate his, her or its Shares, whenever such investor would prefer. If and to the extent that a public trading market ever develops, shares of closed-end investment companies frequently trade at a discount from their NAV per Share and initial offering prices. For those investors that cannot bear risk of loss or relative lack of liquidity, investment in the Fund may not be suitable. The Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment. See “Risk Factors – Interval Fund Risk” and “– Liquidity Risk.”
Shareholder Eligibility. Investment in the Fund involves substantial risks. Shares of the Fund will be sold to (i) institutional investors, including registered investment advisers (“RIAs”), banks, trust companies or similar financial institutions investing for their own account or for accounts for which they act as a fiduciary and have authority to make investment decisions (subject to certain limitations) and clients of such institutional investors that have accounts for which such institutional investors are bound by an applicable fiduciary standard, and (ii) the executive officers, directors or general partners of the Fund or the Adviser. The minimum initial investment per institutional investor of the Fund (including, with respect to clause (i) above, cumulative investments of the clients of any institutional investor of the Fund) is $10 million and the minimum for those investors defined by clause (ii) above is $10,000. The Adviser has the authority to waive the minimum investment requirements or allow investors in the Fund who do not fit the above descriptions under certain circumstances. Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age and risk tolerance. Investment should be avoided where an investor (or an investor’s client) has a short-term investing horizon and/or cannot bear the loss of some or all of their investment.
Investing in the Shares involves risks that are described in the “Risk Factors” section of this Prospectus.
•	The Fund does not intend to list its Shares on any securities exchange during the offering period, and the Fund does not expect a secondary market in the Shares to develop.
•
You should not expect to be able to sell your Shares other than through the Fund’s repurchase policy, regardless of how the Fund performs. If you are able to sell your Shares, other than through the Fund’s repurchase policy, you will likely receive less than your purchase price.

•
Even though the Fund will offer to repurchase Shares on a quarterly basis, you should consider Shares of the Fund to be an illiquid investment. There is no guarantee that you will be able to sell your Shares at any given time or in the quantity that you desire.

•	The Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment.
•	The Fund and any underlying Private Funds may utilize borrowings and financial leverage and significant risks may be assumed as a result. See “Risk Factors – Leverage Risk .”
This Prospectus sets forth the information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Statement of Additional Information (the “SAI”), dated [   ], 2020, has been filed with the U.S. Securities and Exchange Commission (the “ SEC ”). The table of contents of the SAI appears on page 56 of this Prospectus. The SAI is incorporated by reference into this Prospectus in its entirety. You can request a copy of the SAI, the Fund’s annual and semi-annual reports or other information about the Fund without charge or make other shareholder inquiries by writing to the Fund at 5555 DTC Parkway, Suite 330, Greenwood Village, Colorado 80111 or by calling (877) 200-1878. You can also obtain the SAI, the Fund’s annual and semi-annual reports and other information about the Fund on the Adviser’s website, located at www.versuscapital.com. The SAI, material incorporated by reference, and other information about the Fund are also available on the SEC’s website (http://www.sec.gov).
Neither the SEC nor any state securities commission has approved or disapproved these securities or determined whether this Prospectus is truthful or complete, nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

Shares are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.
Intent to adopt alternate shareholder report delivery option under SEC Rule 30e-3
Beginning in April 2021, as permitted by regulations adopted by the SEC, paper copies of the Fund’s annual and semi-annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund’s website (https://www.versuscapital.com/investment-funds/vcmix/), and you will be notified by mail each time a report is posted and provided with a website link to access the report. If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically anytime by contacting your financial intermediary (such as an investment adviser, broker, bank or trust company) or, if you are a direct investor, by calling the Fund (toll-free) at (877) 200-1878 or by sending an email request to the Fund at info@versuscapital.com.
You may elect to receive all future reports in paper free of charge. If you invest through a financial intermediary, you may contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Fund, you may call the Fund (toll-free) at (877) 200-1878 or by sending an email request to the Fund at info@versuscapital.com to let the Fund know you wish to continue receiving paper copies of your reports. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held in your account if you invest directly with the Fund.
Prospective investors should not construe the contents of this Prospectus as legal, tax, financial or other advice. Each prospective investor should consult with his, her or its own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of securities in any state where the offer is not permitted. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date on the front of this Prospectus.

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this Prospectus. It does not contain all of the information that may be important to you and your investment decision. You should carefully read this entire Prospectus, including the matters set forth under “Risk Factors,” and the Statement of Additional Information (the “ SAI ”). In this Prospectus and the SAI, unless the context otherwise requires, references to “the Fund,” “we,” “us” and “our” refer to Versus Capital Multi-Manager Real Estate Income Fund LLC.
The Fund
Versus Capital Multi-Manager Real Estate Income Fund LLC (the “ Fund ”) is a Delaware limited liability company registered under the Investment Company Act of 1940, as amended (the “ Investment Company Act ”), as a non-diversified, closed-end investment management company that is operated as an interval fund. Shares of the Fund will be continuously offered under the Securities Act of 1933, as amended (the “ Securities Act ”). Shares of the Fund have no history of public trading, nor is it intended that such shares will be listed on a public exchange, and therefore should be treated by investors as an illiquid investment (see “ Risk Factors ” below in this Prospectus). The Fund has elected to be treated as a regulated investment company (“ RIC ”) under the Internal Revenue Code of 1986, as amended (the “ Code ”).
Adviser
The Fund’s investment adviser is Versus Capital Advisors LLC (the “ Adviser ”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “ Advisers Act ”). See “Management of the Fund – Adviser and Investment Management Fee.” Headquartered in Greenwood Village, CO, the Adviser is a boutique asset management firm that specializes in real asset investing with approximately $4.6 billion in assets under management as of March 31, 2020. The Adviser has entered into sub-advisory agreements with Principal Real Estate Investors, LLC (“ PrinREI ”) and Security Capital Research & Management Incorporated (“ Security Capital ”) (each a “ Sub-Adviser ” and, collectively, the “ Sub-Advisers ”) in connection with the management of a portion of the Fund’s assets. See “Management of the Fund – Sub-Advisers and Sub-Advisory Fees.”
Continuous Offering
The Fund is offering shares of beneficial interest of the Fund (collectively, the “ Shares ”) on a continuous basis at the Fund’s net asset value (“ NAV ”) per Share. The NAV per Share is computed by dividing the Fund’s NAV by the total number of Shares outstanding at the time the determination is made.
Shares of the Fund will be sold to: (i) institutional investors, including registered investment advisers (“ RIAs ”), banks, trust companies or similar financial institutions investing for their own account or for accounts for which they act as a fiduciary and have authority to make investment decisions (subject to certain limitations) and clients of such institutional investors that have accounts for which such institutional investors are bound by an applicable fiduciary standard, and (ii) the executive officers, directors or general partners of the Fund or the Adviser. The minimum initial investment per institutional investor of the Fund (including, with respect to clause (i) above, cumulative investments of the clients of any institutional investor of the Fund) is $10 million and the minimum for those investors defined by clause (ii) above is $10,000. The Adviser has the authority to waive the minimum investment requirements or allow investors in the Fund who do not fit the above descriptions under certain circumstances.
Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age and risk tolerance. Investment should be avoided where an investor (or an investor’s client) has a short-term investing horizon and/or cannot bear the loss of some or all of their investment.
Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age and risk tolerance. Investment should be avoided where an investor (or an investor’s client) has a short-term investing horizon and/or cannot bear the loss of some or all of their investment. Investing in the Shares involves risks that are described in the “Risk Factors” section of this Prospectus.
The Fund may close at any time to new investors and, during such closings, dividend reinvestment and additional or new Share purchases may only be executed by institutions that are existing shareholders and their clients. The Fund may re-open to new investors and subsequently close again to new investors at any time at the discretion of the Adviser. Any such opening and closing of the Fund will be disclosed to the investors via a supplement to this Prospectus.
Foreside Funds Distributors LLC (the “ Distributor ”) serves as the Fund’s principal underwriter and distributor of the Fund’s Shares. The Adviser retains the right to approve any proposed investor in the Fund prior to its purchase of Shares through the Distributor. In addition, both the Adviser and the Fund reserve the right to reject any purchase order for any reason.
Interval Fund
Shares are not redeemable. The Fund is operated as an interval fund and, as such, has established a limited repurchase policy pursuant to Rule 23c-3 under the Investment Company Act. Although the Fund offers to repurchase Shares on a quarterly basis in accordance with the Fund’s repurchase policy, which repurchase policy provides that each quarterly period the Fund will offer to repurchase no less than 5% of the outstanding Shares and not more than 25% of the Fund’s outstanding Shares, the Fund will not be required to repurchase Shares at a shareholder’s option nor will Shares be exchangeable for units, interests or shares of any investment of the Fund. As a result, an investor may not be able to sell or otherwise liquidate his, her or its Shares, whenever such investor would prefer. The Fund is intended for long-term investors and the liquidity risk may be greater for investors expecting to sell their Shares in a relatively short period after purchase. If and to the extent that a public trading market ever develops for the Shares, shares of closed-end investment companies frequently trade at a discount from their NAV per Share and initial offering prices. For those investors that cannot bear risk of loss or relative lack of liquidity, investment in the Fund may not be suitable. The Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment. There is no assurance that you will be able to tender your Shares when or in the amount that you desire. See “ Risk Factors – Interval Fund Risk ” and “ – Liquidity Risk .”
Use of Proceeds
The Fund will invest the proceeds of the continuous offering of Shares on an ongoing basis in accordance with its investment objectives and policies as stated below. The proceeds of this offering may be initially invested by the Fund in short-term, high-quality debt securities, money market instruments or money market funds, in addition to, or in lieu of, investments consistent with the Fund’s investment objectives and investment policy. See “Risk Factors” for more discussion of the potential limitations on the Fund’s ability to invest consistent with its investment objectives and investment policy.
Investment Objectives and Strategies
The Fund’s primary investment objective is to seek consistent current income, while the Fund’s secondary objectives are capital preservation and long-term capital appreciation. The Fund’s ability to achieve current income and/or long-term capital appreciation will be tempered by the investment objective of capital preservation. The Adviser seeks to achieve the Fund’s objective by investing primarily in (i) investments in third party private funds that themselves invest in real estate (through real estate investment trusts (“ REITs ”)) and in debt investments secured by real estate (collectively, the “ Private Funds ”); and (ii) domestic and international publicly traded real estate securities, such as common and preferred stock of publicly listed REITs and other real estate related companies and publicly traded real estate debt securities (“ Real Estate Securities ” and together with the Private Funds, “ Real Estate-Related Investments ”). Under normal market conditions, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in Real Estate-Related Investments.
The Fund is a multi-strategy, multi-manager fund that seeks to achieve its investment objectives primarily through the selection and monitoring of, and the allocation of assets of the Fund to, Private Funds and Sub-Advisers that the Adviser believes will meet the Fund’s investment objectives. The Fund’s investment strategy seeks to attain portfolio stability and favorable risk-adjusted investment returns with a focus on income and a low correlation to the publicly-traded equities markets. The Fund pursues its investment strategy by seeking to diversify its overall Real Estate-Related Investment portfolio by: (i) geography: asset holdings primarily in the United States but with certain holdings across the rest of North America, Europe, Asia, Australia and other geographic regions; (ii) property type: investments in multi-family, industrial, office, retail, hotel and other property types; (iii) strategy: differing property and securities acquisition, underwriting, leverage and management strategies; and (iv) capital structure: investments that include debt and equity securities, including preferred stock.
Private Funds . The Fund gains exposure to Real Estate-Related Assets in part through investments in Private Funds. Some of these Private Funds themselves invest in real estate through underlying REITs. Other Private Funds invest in debt investments secured by real estate either directly or through entities that do not qualify as REITs. On an overall basis, approximately 90% of the Private Fund assets will be held in REITs. Furthermore, the Fund will typically limit its exposure to debt investments secured by real estate and held in Private Funds through entities that do not qualify as REITs to less than 10% of its total assets. Private Funds typically accept investments on a continuous basis, have quarterly repurchases, and do not have a defined termination date. The Fund will not invest in Private Funds that hold themselves out or otherwise operate as “hedge funds.” The Fund may invest in Private Funds with a variety of real-estate related strategies and risk/return characteristics. Under normal circumstances, at least 60% of the Fund’s assets are expected to be invested in Private Funds, with the balance of the Fund’s assets allocated to Sub-Advisers and to cash and cash equivalents.
Real-Estate Related Debt. The Private Funds may invest in real estate debt investments, among other things, including commercial real estate loans and other real estate-related securities. The Fund intends to identify Private Funds with Managers that focus on the major property types within commercial real estate (multifamily, industrial, office and retail), but the Fund may also seek debt investments in respect of certain other property types with strong credit characteristics. The Private Funds may make such investments through investment and origination of first mortgage loans as well as subordinated debt (B-notes and mezzanine loans) , participating loans, bridge loans, and other secured real estate-related debt.
Core. The Fund may invest in Private Funds with strategies that target high-quality portfolios with real estate assets that provide relatively lower and more stable returns. Investments are typically located in primary markets and in the main property types (offices, retail, industrial and residential). Properties are stable, well-maintained, well-leased and often of the Class A variety. The Fund intends to identify investments within this strategy that anticipate little or no leverage (0% to 30%) or additional capital investment, maintain relatively stable and high occupancy levels and typically carry premium rents within a market. As an example, a Class A office property may broadly be defined as 100,000 square feet or larger (five or more floors), concrete and steel construction, recently built and/or very well maintained (excellent condition), with business/support amenities and in a strong identifiable location with good access in a primary metropolitan market.
Core Plus. The Fund may invest in Private Funds with strategies that seek moderate risk portfolios with real estate that provides moderate returns. Investments are predominantly core but with an emphasis on a modest value added approach. Focus is on the main property types, in both primary and secondary markets, in Class A or Class B quality buildings that require some form of enhancement (i.e., repositioning and/or releasing). The Fund intends to identify investments within this strategy that anticipate between 30% and 49% leverage and some additional capital investment. In comparison to the Class A example above, a Class B property may be renovated and/or in good condition, potentially smaller in size, in a good location in a primary or secondary metropolitan market.
Value Added. The Fund may invest in Private Funds with strategies that typically focus on more aggressive active asset management and often employ more leverage. Investment portfolios typically target lower quality buildings, in both primary and secondary markets in the main property types. Properties are considered value added when they exhibit management or operational problems, require physical improvement, and/or suffer from capital constraints. Buildings often require enhancement to upgrade them to Class A buildings (i.e., redevelopment/repositioning/releasing). The Fund intends to identify investments within this strategy that anticipate between 50% and 65% leverage and additional capital investment.
Real Estate Securities. The Fund may invest directly in Real Estate Securities, including equity and debt securities issued by real estate related companies. The Adviser has engaged the Sub-Advisers to invest the Fund’s assets in Real Estate Securities.

Global Real Estate Equities . The Fund seeks global real estate equity investments that the Adviser believes will generate competitive total returns and current income. These investments typically include equity securities issued by U.S. and non-U.S. real estate companies, including REITs and similar REIT-like entities. REIT-like entities are organized outside of the U.S. and have operations and receive tax treatment similar to that of U.S. REITs. The Fund may also invest in securities of foreign companies in the form of American Depositary Receipts (“ ADRs ”), Global Depositary Receipts (“ GDRs ”) and European Depositary Receipts (“ EDRs ”). The Sub-Advisers employ a risk-managed investment approach that focuses on companies the Sub-Advisers believe have potential for growth and/or strong income characteristics.
Real Estate Preferred Equities. The Fund seeks real estate preferred equity investments that the Adviser believes will generate high income and capital preservation. These investments typically include preferred stock of REITs and other real estate-related companies. The Sub-Advisers apply differing strategies, including, but not limited to, a value-oriented investment approach focused on credit quality and company fundamentals. The Sub-Advisers will evaluate the fundamental characteristics of the issuers, including creditworthiness and prevailing market factors. This approach will take into account an issuer’s corporate and capital structures and placement of the preferred securities within that structure.
Real Estate Debt. The Fund’s direct real estate debt investments include commercial real estate loans and other real estate-related securities that the Sub-Advisers believe will generate a stable income stream of attractive and consistent cash distributions. The Fund may make such investments through investment and origination of first mortgage loans as well as subordinated debt (B-notes and mezzanine loans), commercial mortgage backed securities (“ CMBS ”), participating loans, bridge loans and other secured and unsecured real estate-related debt.
Other Investments. In certain circumstances or market environments the Fund may reduce its investment in Real Estate-Related Investments and hold a larger position in short-term, high-quality debt securities, money market instruments or money market funds, cash or cash equivalents. The Fund may also invest excess cash balances in short-term investments deemed appropriate by the Adviser. The Fund may use derivative strategies for hedging exposure to foreign currencies and interest rates.
Selection of Private Funds and Sub-Advisers
The Adviser follows certain general guidelines when reviewing and selecting Private Funds and Sub-Advisers. See “Investment Objectives, Investment Strategies and Investment Features – Selection of Private Funds and Sub-Advisers.” Although the Adviser will attempt to apply the guidelines consistently, the guidelines involve the application of subjective and qualitative criteria and the selection of Private Funds and Sub-Advisers is a fundamentally subjective process. The use of the selection guidelines may be modified or eliminated at the discretion of the Adviser. There can be no assurance that the Adviser will be able to access Private Funds or Sub-Advisers that will enable the Fund to meet its objectives.
Borrowing/Leverage
The Fund may add leverage to its portfolio by utilizing a bank loan secured by the liquid securities of the Fund, commercial paper, and/or other borrowings available to the Fund. Any leverage at the Fund level will be in addition to financial leverage that a Private Fund may use as part of its capital structure. The Fund may utilize borrowings and other forms of leverage opportunistically and may choose to increase or decrease its use of leverage over time and from time to time based on the Adviser’s assessment of the yield curve environment, interest rate trends, market conditions and other factors. The Fund intends to limit its borrowing and the overall leverage of its portfolio, inclusive of the leverage employed by the Private Funds, to an amount that does not exceed 33-1/3% of the Fund’s gross asset value. Leveraging is a speculative technique and there are special risks and costs involved. There can be no assurance that a leveraging strategy will be used or that it will be successful during any period in which it is employed. See “Risk Factors – Leverage Risk.” The Fund has, and may in the future, borrow money in order to repurchase its Shares or as a temporary measure for extraordinary or emergency purposes, including for the payment of dividends or the settlement of securities transactions which otherwise might require untimely dispositions of portfolio securities held by the Fund. The Fund may also borrow to facilitate investments.
Board of Directors
The Fund’s board of directors (the “ Board ”) has overall responsibility for monitoring and overseeing the Fund’s investment program and its management and operations. A majority of the Directors are not “interested persons” of the Fund, the Adviser, the Distributor, the Sub-Advisers or their designees, or any affiliates of any of the foregoing, as defined by the Investment Company Act (the “ Independent Directors ”).
Investment Management Fee
The Fund pays the Adviser an investment management fee equal to 0.95% annually of the average daily NAV (the “ Investment Management Fee ”). The Investment Management Fee is accrued daily and payable quarterly in arrears. The Investment Management Fee will be paid to the Adviser out of the Fund’s assets. Because the Investment Management Fee is calculated based on the Fund’s average daily NAV and is paid out of the Fund’s assets, it reduces the NAV of the Shares.
The Fund pays each Sub-Adviser a sub-advisory fee based on the net assets of the Fund managed by such Sub-Adviser. Pursuant to its sub-advisory agreement, PrinREI is paid a management fee by the Fund based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and range from 0.60% down to 0.55% based on assets under management.
Pursuant to its sub-advisory agreement, Security Capital is paid a management fee by the Fund based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and range from 1.0% down to 0.50% based on assets under management.
To the extent that the Fund invests in any Private Funds, the Fund will be subject to the management fees, including asset-based and performance fees, if any, charged by the Private Funds on the portion of the Fund’s assets invested in such Private Funds. The Fund will not invest in Private Funds that charge an uncapped performance or incentive fee, but may invest in Private Funds that have a variable fee tied to performance, as long as the variable fee is capped so the maximum fee would be known by the Adviser.
See “Summary of Fund Expenses” and “Management of the Fund – Adviser and Investment Management Fee” for more information regarding the Investment Management Fee and other Fund expenses.
Other Fees and Expenses
BNY Mellon Investment Servicing (US) Inc. (“ BNY Mellon ”) performs certain administrative, accounting and transfer agency services for the Fund. In consideration for providing such services, the Fund pays BNY Mellon annual fees of approximately [0.05]%, assuming anticipated weighted average assets in the Fund of approximately $[3.0] billion over a calendar year. This includes certain minimum payments for services provided. All such fees shall accrue daily and will be paid periodically.
The Fund’s shareholders will bear all expenses incurred in the business of the Fund and will indirectly bear all expenses incurred in the business of the Private Funds. The Fund pays the asset- and performance-based fees, if any, charged by the Private Funds.
Suitability of Investment
Investing in the Fund involves a considerable amount of risk. Shareholders may lose money or their entire investment in the Fund. Investing in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. An investment in the Fund may not be suitable for investors who may need the assets invested in the Fund in a specified time frame. Before making your investment decision, you and/or your personal financial advisor should (i) consider the suitability of this investment with respect to your investment objectives and personal situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. The Fund should be considered to be an illiquid investment. You will not be able to redeem your Shares on a daily basis because the Fund is a closed-end fund. In addition, the Fund’s Shares are not traded on an active market and there is currently no secondary market for the Shares. However, limited liquidity will be available through quarterly repurchases of Shares by the Fund of at least 5% of the outstanding Shares during each quarterly period. See “Risk Factors – Interval Fund Risk” and “– Liquidity Risk.”
Distribution Policy and Dividend Reinvestment Policy
To qualify for treatment as a RIC, the Fund is required to distribute at least 90% of its “investment company taxable income” (as that term is defined in the Code without regard to the deduction for dividends paid—generally taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) to shareholders in accordance with the requirements of the Code each year. The Fund intends to satisfy this requirement through regular quarterly distributions to shareholders. In addition, the Fund may make distributions to shareholders of all or a portion of the Fund’s net long term capital gains, which may include gains allocated to the Fund by the Private Funds or that the Fund realizes upon the disposition of an interest in a Private Fund. The Fund will attempt to establish reasonable reserves to meet Fund obligations prior to making distributions. For U.S. federal income tax purposes, the Fund’s distributions may be treated in the hands of shareholders as, among other things, ordinary income, qualified dividends, capital gains, or returns of capital. The portion of a distribution treated as a return of capital is not taxable, but reduces a shareholder’s tax basis in its shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of its shares. See “ Taxes .”
All distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder “opts out” (elects not to reinvest in additional Shares), pursuant to the Fund’s Dividend Reinvestment Policy. A shareholder may elect initially not to reinvest by indicating that choice on a shareholder certification. Thereafter, a shareholder is free to change his, her or its election on a quarterly basis by contacting BNY Mellon (or, alternatively, by contacting the financial intermediary that sold such shareholder his, her or its Shares, who will inform the Fund). Shares purchased by reinvestment will be issued at their NAV on the ex-dividend date. A shareholder’s initially purchased Shares will not be subject to a “sales load,” as defined in the Investment Company Act, nor shall there be other charge for Shares issued upon reinvestment. The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions. The automatic reinvestment of dividends and capital gain distributions does not relieve participants of any U.S. federal income tax that may be payable (or required to be withheld) on such distributions. See “Taxes” and “Description of Shares.”
Quarterly Repurchases of Shares
The Fund provides liquidity through a quarterly repurchase policy pursuant to Rule 23c-3 under the Investment Company Act. The Fund’s fiscal year ends on the last day of March each year. Once each fiscal quarter, the Fund will offer to repurchase at NAV no less than 5% of outstanding Shares, unless such offer is suspended or postponed in accordance with regulatory requirements. This amount may be adjusted by the Board at any time to an amount no less than 5% nor more than 25% of the outstanding Shares. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities. Shareholders will be notified in writing of each quarterly repurchase offer (each, a “ Repurchase Offer ”) and the date the Repurchase Offer ends (the “ Repurchase Request Deadline ”). Shares will be repurchased at the NAV per Share determined as of the close of business typically as of the Repurchase Request Deadline, but no later than the 14th day after the Repurchase Request Deadline (each, a “ Repurchase Pricing Date ”).
Shareholders will be notified in writing about each quarterly Repurchase Offer, how they may request that the Fund repurchase their Shares and the Repurchase Request Deadline. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is expected to be approximately 30 days, but may vary from no more than 42 days to no less than 21 days. Certain authorized institutions, including custodians and clearing platforms, may set times prior to the Repurchase Request Deadline by which they must receive all shareholder repurchase requests and may require certain additional information. In addition, certain clearing houses may require shareholders to submit repurchase requests only on the Repurchase Request Deadline. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account no more than 7 days after the Repurchase Pricing Date (the “ Repurchase Payment Date ”). The Board may establish other policies for repurchases of Shares that are consistent with the Investment Company Act, regulations thereunder and other applicable laws.
The Shares will not be subject to an early withdrawal charge.
If Share repurchase requests exceed the number of Shares in the Fund’s Repurchase Offer, the Fund may, in its sole discretion, (i) repurchase the tendered Shares on a pro rata basis or (ii) increase the number of Shares to be repurchased by up to 2.0% of the Fund’s outstanding Shares. If the Fund determines to repurchase additional Shares beyond the Repurchase Offer amount and if shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the tendered Shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by Shareholders who own less than one hundred shares and who tender all of their Shares, before prorating other amounts tendered. Because of the potential for proration, tendering shareholders may not have all of their tendered Shares repurchased by the Fund.

Taxation
The Fund has elected to be treated as a RIC under the Code. As a RIC, the Fund will not be subject to U.S. federal income tax on its taxable income and gains that it timely distributes to shareholders in accordance with the requirements of the Code. The Fund intends to distribute its income and gains in a way that it will not be subject to a federal excise tax on certain undistributed amounts. Distributions are taxable as described herein whether shareholders receive them in cash or reinvest them in additional shares.
Although the Fund is considered a non-diversified fund within the meaning of the Investment Company Act, the Fund must satisfy certain diversification tests under the Code in order to qualify as a RIC. For the purpose of satisfying those tests as well as the 90% gross income test, the Fund will in certain cases be required to “look through” to the character of the income, concentrations of any issuer’s securities and investments held by the Private Funds or managed in the Fund’s public securities portfolio. However, unlike registered investment companies, Private Funds are not obligated by regulation to publicly disclose the contents of their portfolios. Any lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the allocation of its assets, and otherwise comply with the requirement for taxation as a RIC under the Code, and ultimately may limit the universe of Private Funds in which the Fund can invest. In order to ensure compliance with all applicable regulatory requirements, the Fund will seek Private Funds that utilize a private REIT and private taxable corporation investment structure for federal tax purposes under the Code, for the direct and indirect ownership of real assets.
If the Fund were to fail to qualify and be eligible to be treated as a RIC, the Fund would be subject to corporate-level taxation, thereby reducing the return on a shareholder’s investment. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC. See “ Taxes ” and, in the SAI, “ Tax Aspects .”
The Fund expects to receive information from each Private Fund regarding its investment performance on a regular basis.
Risk Factors
An investment in the Fund is subject to a high degree of risk. Risks of investing in the Fund, or in an investment vehicle managed by Managers (as defined below) utilized by the Fund, include, but are not limited to, those outlined below. See “Risk Factors” and elsewhere in this Prospectus where risks of investment are discussed in more detail. You should consider carefully the risks before investing in the Shares. You may also wish to consult with your legal or tax advisors before deciding whether to invest in the Fund.
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Real Estate-Related Securities Risk . The Fund will not invest in real estate directly, but will invest in real estate-related debt, consisting of mezzanine and first mortgage debt, and directly in real estate through entities that qualify as REITs or investment vehicles treated similarly as private REITs for tax purposes. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. The capital value of the Fund’s investments may be significantly diminished in the event of a downward turn in real estate market prices.

The Fund will also invest in commercial real estate loans, mortgage loans, CMBS, B-Notes, mezzanine loans, and other similar types of investments. Commercial real estate loans are secured by multifamily or commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. If the Fund makes or invests in mortgage loans and there are defaults under those mortgage loans, the Fund may not be able to repossess and sell the underlying properties in a timely manner. The resulting time delay could reduce the value of the investment in the defaulted mortgage loans.
The Fund will also invest in commercial real estate mortgage-backed securities. A mortgage-backed security is an obligation of the issuer backed by a mortgage or pool of mortgages or a direct interest in an underlying pool of mortgages. Some mortgage-backed securities make payments of both principal and interest at a variety of intervals; others make semi-annual interest payments at a predetermined rate and repay principal at maturity (like a typical bond). Investing in mortgage-back securities involves certain risks, including the failure of a counterparty to meet its commitments, adverse interest rate changes and the effects of prepayments on mortgage cash flows. The yield characteristics of mortgage-backed securities differ from those of traditional fixed income securities. The major differences typically include more frequent interest and principal payments (usually monthly), the adjustability of interest rates of the underlying instrument, and the possibility that prepayments of principal may be made substantially earlier than their final distribution dates. Market factors adversely affecting mortgage loan repayments may include a general economic turndown, high unemployment, a general slowdown in the real estate market, a drop in the market prices of real estate, or an increase in interest rates resulting in higher mortgage payments by holders of adjustable rate mortgages.
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Credit Risk . Credit risk is the risk that an issuer, guarantor or liquidity provider of a fixed-income security held by the Fund may be unable or unwilling, or may be perceived (whether by market participants, ratings agencies, pricing services or otherwise) as unable or unwilling, to make timely principal and/or interest payments, or to otherwise honor its obligations. It includes the risk that the security will be downgraded by a credit rating agency; generally, lower credit quality issuers present higher credit risks.

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Active Management Risk . Identifying the appropriate investment strategies, Sub-Advisers and Private Funds is difficult and involves a high degree of uncertainty. The performance of the Fund depends in large part upon the ability of the Adviser to choose successful Sub-Advisers and managers of the Private Funds (collectively, the Sub-Advisers and managers of Private Funds are referred to herein as “Managers”) and upon the ability of the Adviser and the Managers to develop and implement investment strategies that achieve the Fund’s investment objective. Although the Adviser monitors the Managers, it is possible that one or more Managers may take substantial positions in the same instruments or markets at the same time, thereby interfering with the Fund’s investment goal. Managers are subject to various risks, including risks relating to operations and back office functions, property management, accounting, administration, risk management, valuation services and reporting, and may also face competition from other industry participates that may be more established, have larger asset bases and have larger numbers of qualified management and technical personnel.

While the Fund and the Adviser will evaluate regularly each Private Fund and its manager and each Sub-Adviser to determine whether their respective investment programs are consistent with the Fund’s investment objectives and whether the investment performance is satisfactory, the Adviser will not have any control over the investments made by a Private Fund and limited control over the investments made the Sub-Advisers. A Sub-Adviser’s judgments about the attractiveness, relative value, or potential appreciation of a particular sector, security, or investment strategy may prove to be incorrect, and may cause the Fund to incur losses. Even though Private Funds are subject to certain constraints, the Managers may change aspects of their investment strategies without prior notice to the Fund.
Conflicts of interest may arise from the fact that the Adviser, the Managers and their affiliates may be carrying on substantial investment activities for other clients in which the Fund has no interest. In addition, the Adviser, the Managers and their respective affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in private investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. Furthermore, the Adviser, the Managers and their respective affiliates manage the assets of and/or provide advice to registered investment companies, private investment funds and individual accounts other than the Fund, which could compete for the same investment opportunities as the Fund.
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Leverage Risk . Although the Fund has the option to borrow, there are significant risks that may be assumed in connection with such borrowings. Leverage is a speculative technique that may expose the Fund to greater risk and increased costs. There is no assurance that a leveraging strategy would be successful. Leverage involves risks and special considerations for shareholders including:

•	the likelihood of greater volatility of NAV of the Shares, and of the investment return to shareholders, than a comparable portfolio without leverage;
•	the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders;

•	the effect of leverage in a declining market or a rising interest rate environment, which would likely cause a greater decline in the NAV of the Shares than if the Fund were not leveraged;
•	the potential for an increase in operating costs, which may reduce the Fund’s total return; and
•	the possibility either that dividends will fall if the interest and other costs of leverage rise, or that dividends paid on Shares will fluctuate because such costs vary over time.
In addition to any borrowing utilized by the Fund, the Private Funds in which the Fund invests may utilize leverage. While leverage presents opportunities for increasing a Private Fund’s total return, it has the effect of potentially increasing losses as well. If income and appreciation on investments made with borrowed funds are less than the required interest payments on the borrowings, the value of the Private Fund will decrease. Additionally, any event which adversely affects the value of an investment by a Private Fund would be magnified to the extent such Private Fund is leveraged. The Fund intends to limit its borrowing and the overall leverage of its portfolio, inclusive of the leverage employed by the Private Funds, to an amount that does not exceed 33-1/3% of the Fund’s gross asset value.
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Equity Securities Risk . The prices of equity and preferred securities fluctuate based on changes in a company’s financial condition and overall market and economic conditions. Preferred securities may be subject to additional risks, such as risks of deferred distributions, liquidity risks, and differences in shareholder rights associated with such securities.

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Foreign Investing Risk . Foreign investments by the Fund and Private Funds may be subject to economic, political, regulatory and social risks, which may affect the liquidity of such investments. Foreign ownership of Real Estate Securities may be restricted, requiring the Private Funds in which the Fund invests to share the applicable investment with local third party shareholders or investors, and there may be significant local land use and permit restrictions, local taxes and other transaction costs which adversely affect the returns sought by the Fund.

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Liquidity Risk . The Fund will invest in restricted securities and other investments which are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the Securities Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration under the Securities Act. The Fund may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which it purchased such securities. The Fund’s portfolio may include a number of investments for which no market exists and which have substantial restrictions on transferability.

In addition, the Fund’s interests in the Private Funds are subject to substantial restrictions on transfer. The Fund may liquidate an interest and withdraw from a Private Fund pursuant to limited withdrawal rights. Some Private Funds also may suspend the repurchase rights of their shareholders, including the Fund, from time to time. The illiquidity of these interests may adversely affect the Fund were it to have to sell interests at an inopportune time.
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Interval Fund Risk . The Fund is a closed-end investment company that provides limited liquidity through a quarterly repurchase policy under Rule 23c-3 under the Investment Company Act and is designed for long-term investors. Unlike many closed-end investment companies, the Fund’s Shares are not listed on any securities exchange and are not publicly-traded. There is currently no secondary market for the Shares and the Fund expects that no secondary market will develop. Shares are subject to substantial restrictions on transferability and may only be transferred or resold in accordance with the LLC Agreement and the Fund’s repurchase policy. See “Quarterly Repurchases of Shares.”

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Valuation Risk . The value of the Fund’s investments will be difficult to ascertain and the valuations provided in respect of the Fund’s Private Funds and other private securities, will likely vary from the amounts the Fund would receive upon withdrawal of its investments. While the valuation of the Fund’s publicly-traded securities are more readily ascertainable, the Fund’s ownership interest in the Private Funds are not publicly traded and the Fund will depend on appraisers, service providers, and the Manager to a Private Fund to provide a valuation, or assistance with a valuation, of the Fund’s investment. Any such valuation is a subjective analysis of the fair market value of an asset and requires the use of techniques that are costly and time-consuming and ultimately provide no more than an estimate of value. Moreover, the valuation of the Fund’s investment in a Private Fund, as provided by a Manager as of a specific date, may vary from the fair value of the investment that may be obtained if such investment were sold to a third party.

For information about the value of the Fund’s investment in Private Funds, the Adviser will be dependent on information provided by the Private Funds, including quarterly unaudited financial statements which, if inaccurate, could adversely affect the Adviser’s ability to value accurately the Fund’s Shares.
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Private Funds Risk . The Private Funds will not be subject to the Investment Company Act, nor will they be publicly traded. As a result, the Fund’s investments in the Private Funds will not be subject to the protections afforded to shareholders under the Investment Company Act. These protections include, among others, certain corporate governance standards, such as the requirement of having a certain percentage of the directors serving on a board as independent directors, statutory protections against self-dealing by the Managers, and leverage limitations.

Investment in Private Funds carries the risk of loss due to Private Funds’ fraud, intentional or inadvertent deviations from a predefined investment strategy (including excessive concentration, directional investing outside of predefined ranges, excessive leverage or new capital markets), or poor judgment. During the lifetime of the Fund, there could be material changes in one or more Private Funds, including changes in control and mergers. The effect of such changes on a Private Fund cannot be predicted but could be material and adverse. Given the limited liquidity of the Private Funds, the Fund may not be able to alter its portfolio allocation in sufficient time to respond to any such changes, resulting in substantial losses from risks of Private Funds.
In order to meet its obligation to provide capital for unfunded commitments, the Fund may have to hold some, or in certain cases a substantial amount, of its assets temporarily in money market securities, cash or cash equivalents, possibly for several months; liquidate portfolio securities at an inopportune time; or borrow under a line of credit. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.
By investing in the Private Funds indirectly through the Fund, a shareholder bears two layers of asset-based fees and expenses – at the Fund level and the Private Fund level. In the aggregate, these fees might exceed the fees that would typically be incurred by a direct investment with a single Private Fund.
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Market Disruption, Health Crises, Terrorism and Geopolitical Risks . The Fund's investments may be negatively affected by the broad investment environment in the real estate market, the debt market and/or the equity securities market. The investment environment is influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity and technological and regulatory change. In addition, the Fund may be adversely affected by uncertainties such as war, terrorism, international political developments, tariffs and trade wars, changes in government policies, global health crises or similar pandemics, and other related geopolitical events may lead to increased short-term market volatility and have adverse long-term effects on world economies and markets generally, as well as adverse effects on issuers of securities and the value of investments.

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Currency and Exchange Rate Risks . The Fund may engage in practices and strategies that will result in exposure to fluctuations in foreign exchange rates, including through investments in the Private Funds and Real Estate Securities, in which case the Fund will be subject to foreign currency risk. The Fund’s Shares are priced in U.S. dollars and the capital contributions to, and distributions from, the Fund are paid in U.S. dollars. However, because a portion of the Fund’s assets may be denominated directly in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, foreign (non-U.S.) currencies, the Fund will be subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates in foreign (non-U.S.) countries may fluctuate significantly over short periods of time for a number of reasons. These fluctuations may have a significant adverse impact on the value of the Fund’s portfolio and/or the level of Fund distributions.

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Interest Rate Risk . A wide variety of factors can cause interest rates or yields of U.S. Treasury securities or other types of bonds to rise (e.g., central bank monetary policies, inflation rates, general economic conditions, reduced market demand for low yielding investments, etc.). This is especially true under current conditions because interest rates and bond yields are near historically low levels. Thus, the Fund currently faces a heightened level of risk associated with rising interest rates and/or bond yields. If interest rates increase, such increases may result in a decline in the value of the fixed income or other investments held by the Fund that move inversely to interest rates. A decline in the value of such investments would result in a decline in the Fund’s NAV. Additionally, further changes in interest rates could result in additional volatility and could cause Fund shareholders to tender their Shares for repurchase at its regularly scheduled repurchase intervals. The Fund may need to liquidate portfolio investments at disadvantageous prices in order to meet such repurchases. Further increases in interest rates could also cause dealers in fixed income securities to reduce their market making activity, thereby reducing liquidity in these markets. To the extent the Fund holds fixed income securities or other securities that behave similarly to fixed income securities, the longer the maturity dates are for such securities will result in a higher likelihood of a decrease in value during periods of rising interest rates.
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Business and Regulatory Risks . Legal, tax and regulatory changes (including laws relating to taxation of the Fund’s investments, trade barriers and currency exchange controls), as well as general economic and market conditions (such as interest rates, availability of credit, credit defaults, inflation rates and general economic uncertainty) and national and international political circumstances, may adversely affect the Fund.

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Environmental Risk . The Fund could face substantial risk of loss from claims based on environmental problems associated with the real estate underlying the Fund’s investments. Furthermore, changes in environmental laws or in the environmental condition of an asset may create liabilities that did not exist at the time of the acquisition of such investment by the Fund and that could not have been foreseen. In addition, the Fund could be affected by undisclosed matters, including, but not limited to, legal easements, breaches of planning legislation, building regulations and statutory regimes, and duties payable to municipalities and counties. It is therefore possible that the Fund could acquire an investment affected by such matters, which may have a material adverse effect on the value of such investments.

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Fees and Expenses Risk . By investing in the Private Funds indirectly through the Fund, a shareholder bears two layers of fees and expenses – at the Fund level and the Private Fund level. In the aggregate, these fees and expenses could be substantial and adversely affect the value of any investment in the Fund.

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Concentration Risk . The Fund may, from time to time, invest a substantial portion of its assets in a particular asset type, industry, geographic location or securities instrument. As a result, the Fund’s portfolio may be subject to greater risk and volatility than if investments had been made in a broader diversification of investments in terms of asset type, geographic location or securities instrument. To the extent that the Fund’s portfolio is concentrated in a property type, geographic location or securities instrument, the risk of any investment decision is increased.

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REITs Risk . The Fund will invest in real estate indirectly through entities that are intended to qualify as REITs. Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no guarantee that any entity in or through which the Fund invests will qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment and could adversely affect the Fund’s NAV.

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Issuer Risk . Issuer risk is the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods or service.

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High Yield Securities Risk . High yield securities (commonly referred to as “junk bonds”) are below investment grade debt securities or comparable unrated securities and are considered predominantly speculative. Lower rated and comparable unrated debt securities tend to offer higher yields than higher rated securities with the same maturities because the historical financial condition of the issuers of such securities may not have been as strong as that of other issuers. However, lower rated securities generally involve greater risks of loss of income and principal than higher rated securities. Changes in economic conditions are also more likely to lead to a weakened capacity to make principal payments and interest payments. The recent economic downturn has severely affected the ability of many highly leveraged issuers to service their debt obligations or to repay their obligations upon maturity. Factors having an adverse impact on the market value of lower quality securities will have an adverse effect on the Fund's NAV to the extent that it invests in such securities. In addition, the Fund may incur additional expenses to the extent it is required to seek recovery upon a default in payment of principal or interest on its portfolio holdings or to take other steps to protect its investment in an issuer.
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Diversification Risk . The Fund is a “non-diversified” management investment company under the Investment Company Act. This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a “diversified” management investment company. Accordingly, the Fund may be subject to greater risk with respect to its portfolio securities than a “diversified” fund because changes in the financial condition or market assessment of a single issuer may cause greater fluctuation in the value of its interests.

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Reliance on Key Persons Risk. The Fund relies on the services of certain executive officers who have relevant knowledge of Real Estate Securities and familiarity with the Fund’s investment objective, strategies and investment features. The loss of the services of any of these key personnel could have a material adverse impact on the Fund.

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Privately Placed Securities Risk . The Fund may invest in non-exchange traded securities, including privately placed securities, which are subject to liquidity and valuation risks. These risks may make it difficult for those securities to be traded or valued, especially in the event of adverse economic and liquidity conditions or adverse changes in the issuer’s financial condition. The market for certain non-exchange traded securities may be limited to institutional investors, subjecting such investments to further liquidity risk if a market were to limit institutional trading. There may also be less information available regarding such non-exchange traded securities than for publicly traded securities, which may make it more difficult for the Adviser to fully evaluate the risks of investing in such securities and as a result place a Fund’s assets at greater risk of loss than if the Adviser had more complete information. In addition, the issuers of non-exchange traded securities may be distressed, insolvent, or delinquent in filing information needed to be listed on an exchange. Disposing of non-exchange traded securities, including privately placed securities, may involve time-consuming negotiation and legal expenses, and selling them promptly at an acceptable price may be difficult or impossible.

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Tax Risks . Special tax risks are associated with an investment in the Fund. Because the Fund intends to qualify and elect to be treated as a RIC under Subchapter M of the Code, it must satisfy, among other requirements, diversification and 90% gross income requirements, and a requirement that it distribute at least 90% of its income and net short-term gains in the form of deductible dividends. These requirements for qualification for the favorable tax treatment available to RICs require that the Adviser obtain information from or about the Private Funds in which the Fund is invested. However, Private Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the diversification of its assets, and otherwise to comply with Subchapter M of the Code. Ultimately, this may limit the universe of Private Funds in which the Fund can invest.

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Hedging Transactions Risk. Hedging transactions may limit the opportunity for gain if the value of the portfolio position should increase. There can be no assurance that the Fund or a Private Fund will engage in hedging transactions at any given time, even under volatile market conditions, or that any hedging transactions the Fund or a Private Fund engages in will be successful. Moreover, it may not be possible for the Fund or a Private Fund to enter into a hedging transaction at a price sufficient to protect its assets. The Fund or a Private Fund may not anticipate a particular risk so as to hedge against it.

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Market Capitalization Risk. The Sub-Advisers may invest in equity securities without restriction as to market capitalization, such as those issued by medium-sized and smaller capitalization companies, including micro-cap companies, which may involve higher risks in some respects than do investments in securities of larger companies. Those securities, particularly smaller-capitalization stocks, involve higher risks in some respects than do investments in securities of larger companies. Small-cap and micro-cap stocks typically involve greater risks of loss and price fluctuations because their earnings and revenues tend to be less predictable, their share prices tend to be more volatile, and their markets less liquid than stocks of companies with larger market capitalizations.

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Emerging Markets Risk . Investing in securities of companies based in emerging countries or issued by the governments of such countries involves certain considerations not usually associated with investing in securities of developed countries or of companies located in developed countries, including political and economic considerations. In addition, accounting and financial reporting standards that prevail in certain of such countries generally are not equivalent to standards in more developed countries and, consequently, less information is available to investors in companies located in these countries than is available to investors in companies located in more developed countries. There also is less regulation, generally, of the securities markets in emerging countries than there is in more developed countries.
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Cybersecurity Risk. The Fund is susceptible to operational and information security risks relating to technologies such as the Internet. Cyber incidents affecting the Fund or its service providers have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, impediments to trading, the inability of the Fund to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. Similar adverse consequences could result from cyber incidents affecting the Fund investments, counterparties with which the Fund engages in transactions, governmental and other regulatory authorities, banks, brokers, dealers, insurance companies and other financial institutions. In addition, substantial costs may be incurred in order to prevent cyber incidents in the future.

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We May Be Subject to Claims for Rescission or Damages in Connection with Certain Sales of Shares . The Fund at times did not file a post-effective amendment to our registration statement in a timely manner containing an updated reference to the Fund's most recently available financial statements, as required by Section 10(a)(3) of the Securities Act and Rule 3-18 of Regulation S-X. As a result, certain remedies may be triggered for some shareholders, including a right of rescission under Section 12(a) of the Securities Act of 1933.

You should invest in the Fund only if you can sustain a complete loss of your investment. An investment in the Fund should be viewed only as part of an overall investment program. No assurance can be given that the Fund’s investment program will be successful.

SUMMARY OF FUND EXPENSES
The following table summarizes the expenses of the Fund and is intended to assist shareholders and potential investors in understanding the various costs and expenses that they will bear, directly or indirectly, by investing in the Fund. Each figure below relates to a percentage of the Fund’s daily NAV over the course of a year. The following table has been prepared under the assumption that the weighted average net assets over a calendar year will be approximately $3.0 billion which is the Fund’s net assets under management as of March 31, 2020. The total expenses associated with the Fund are higher than those of other types of funds that do not invest primarily in other investment vehicles. This is because the shareholders of the Fund pay the Investment Management Fee to the Adviser and also pay the fees and expenses charged by the Private Funds (indirectly) and Sub-Advisers acting as sub-advisers, to the extent the assets of the Fund are invested in Private Funds or have been allocated to Sub-Advisers acting as sub-advisers.
Shares
Shareholder Transaction Expenses
Maximum Sales Load (percentage of offering price) (1)	None
Maximum Sales Load on Reinvested Distributions	None
Maximum Early Withdrawal Charge	None

Annual Fund Expenses (as a percentage of net assets attributable to Shares) (2)
Management Fees (3)	1.03%
Other Expenses (4)	0.14%
Acquired Fund Fees and Expenses (5)	0.01%
Total Annual Expenses (6)	1.18%
(1)	The Shares are not subject to a Sales Load.
(2)
Total Annual Fund Expenses represent the Fund’s expenses estimated based on the Fund’s net assets as of March 31, 2020. The Fund’s Total Annual Fund Expenses do not include the indirect costs of the underlying Private Funds that are REITs (i.e., entities that qualify for exemption under 3(c)(5)(C) of the Investment Company Act), as discussed further in footnote 5 below.

(3)
Management Fees include the Investment Management Fee paid to the Adviser at an annual rate of 0.95% of NAV, which accrues daily and is payable quarterly in arrears. Management fees also include fees and expenses of the Sub-Advisers in their capacity as sub-advisers. That portion of the management fees, 0.08%, is based on actual assets managed by the Sub-Advisers at March 31, 2020. The fees such Sub-Advisers charge the Fund are based on the Sub-Adviser’s sub-advisory agreement. The management fees paid to a Sub-Adviser in its capacity as a sub-adviser are assessed on a sliding scale and ranging from 1.0% down to 0.50% based on assets under management and is payable in arrears on a monthly or quarterly basis. Based upon the assumptions above, this translates to a weighted average fee of approximately 0.58% of the allocable portion of the Fund’s assets managed by such Sub-Advisers.

(4)
“Other Expenses” are estimated based on the Fund’s net assets as of March 31, 2020. Such estimated expenses of the Fund, including, among other things, fees and other expenses that the Fund will bear directly, the Fund’s ongoing offering costs, and fees and expenses of certain service providers, will vary. The Fund’s annual expense ratio will increase if the Fund’s asset level decreases. Given the variability in the Fund’s Other Expenses, the Fund’s Total Annual Fund Expenses may increase as a percentage of the Fund’s average net assets if the Fund’s assets decrease. Actual fees and expenses may be greater or less than those shown. See “Management of the Fund – Other Expenses of the Fund.”

(5)
Acquired Fund Fees and Expenses (“ AFFE ”) include certain of the fees and expenses incurred indirectly by the Fund as a result of investment in shares of investment companies (including short term cash sweep vehicles) and certain Private Funds. Although the Private Funds are not investment companies registered pursuant to the Investment Company Act, some of the fund structures may be considered traditional pooled investment vehicles (i.e., entities that would be investment companies but for Section 3(c)(1) and 3(c)(7) of the Investment Company Act) (“ Pooled Investment Vehicles ” for the purposes of this footnote) while many others are private REITs (i.e., entities that qualify for exemption under 3(c)(5)(C) of the Investment Company Act). AFFE includes certain of the fees and expenses, such as management fees (including performance fees, where applicable), audit, and legal expenses (“ Operating Costs ”), incurred indirectly by the Fund through its investments in Pooled Investment Vehicles (based on information provided by the managers of such Pooled Investment Vehicles), but excludes the Operating Costs incurred by the Fund through its investments in REITs. The calculation of AFFE is based on the Fund’s net assets of $3.0 billion at March 31, 2020 and assumes investments in Pooled Investment Vehicles of 0% of the Fund’s net assets, which is the Fund’s actual March 31, 2020 allocation. These allocations may change substantially over time and such changes may significantly affect AFFE. As of March 31, 2020 , approximately 80 % of the Fund’s net assets were invested in REITs. If the estimated Operating Costs of such REITs (which equal approximately 0.77 % of the Fund’s net assets) were included in AFFE, the Fund’s Total Annual Fund Expenses would equal 1.95%.

(6)	The Total Annual Fund Expenses provides a summary of all the direct fees and expenses of the Fund, but exclude the operating costs of the REITs. See footnote 5.

Example
The following example illustrates the hypothetical Annual Fund Expenses that you would pay on a $1,000 investment in the Fund assuming a 5% return and that annual expenses attributable to Shares remain unchanged. The example assumes that you invest $1,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example does not present actual expenses and should not be considered a representation of future expenses. Actual Fund expenses may be greater or less than those shown.
1 Year	3 Years	5 Years	10 Years
$13	$38	$66	$144
The purpose of the tables above is to assist you in understanding the various costs and expenses you would bear directly or indirectly as a shareholder of the Fund. For a more complete description of the various costs and expenses of the Fund. See “Management of the Fund.”

FINANCIAL HIGHLIGHTS
[To be updated by amendment]
[The information in the table below for the Fund’s Common Shares (formerly “ I-Shares ”) for the fiscal years ended March 31, 2020, March 31, 2019, 2018, 2017, 2016, and 2015, is derived from the Fund’s financial statements for the fiscal year ended March 31, 2020 audited by [    ], an independent registered public accounting firm, whose report on such financial statements is contained in the Fund’s March 31, 2020 Annual Report and is incorporated by reference into the Statement of Additional Information.]
	Year Ended March 31, 2020	Year Ended March 31, 2019	Year Ended March 31, 2018	Year Ended March 31, 2017	Year Ended March 31, 2016	Year Ended March 31, 2015
Net Asset Value, Beginning of Period	$	$ 27.70	$ 27.52	$ 27.30	$ 26.47	$ 25.47
Income from Investment Operations:
Net investment income (a)		0.77	0.65	0.67	0.65	0.64
Net realized and unrealized gain		0.99	0.79	0.85	1.46	1.62
Total from investment operations		1.76	1.44	1.52	2.11	2.26
Less Distributions:
Distribution from Net Investment Income		(0.79)	(0.61)	(0.75)	(0.39)	(0.95)
Return of Capital		(0.45)	(0.65)	(0.55)	(0.89)	(0.31)
Total Distributions		(1.24)	(1.26)	(1.30)	(1.28)	(1.26)
Net Asset Value, End of Period		$ 28.22	$ 27.70	$ 27.52	$ 27.30	$ 26.47
Total Return Based on Net Asset Value		6.70%	5.32%	5.79%	8.58%	8.74%
Ratios and Supplemental Data
Net Assets at end of period (000’s)		$2,797,314	$2,184,488	$1,390,152	$688,906	$156,577
Ratios of gross expenses to average net assets		1.17%	1.24%	1.27%	1.35%	1.89%
Ratios of net expenses to average net assets		1.17%	1.24%	1.27%	1.34%	1.46%
Ratios of net investment income to average net assets		2.77%	2.37%	2.45%	2.44%	2.50%
Portfolio turnover rate		13.48%	13.03%	24.97%	20.93%	39.83%
(a)	Per Share amounts are calculated based on average outstanding shares.
(b)	Not annualized.
(c)	Annualized.

The information in the table below for the Fund’s Common Shares (formerly “I-Shares”) for the fiscal years ended March 31, 2014, and the period from July 10, 2012 (Inception) to March 31, 2013, is derived from the Fund’s financial statements for the fiscal year ended March 31, 2014 audited by [    ].
	Year Ended March 31, 2014	Period Ended March 31, 2013*
Net Asset Value, Beginning of Period	$ 25.83	$24.91
Income from Investment Operations:
Net investment income (a)	0.67	0.83
Net realized and unrealized gain(loss)	0.22	0.74
Total from investment operations	0.89	1.57
Distribution from Net Investment Income	(0.73)	(0.65)
Return of Capital	(0.52)	—
Net Asset Value, End of Period	$ 25.47	$25.83
Total return based on net asset value	3.56%	6.37% (b)
Ratios and Supplemental Data
Net Assets at end of period (000’s)	$47,512	$9,678
Ratios of gross expenses to average net assets	3.30%	29.91% (c)
Ratios of net expenses to average net assets	1.30%	0.17% (c)
Ratios of net investment income to average net assets	2.68%	4.48% (c)
Portfolio turnover rate	62.38%	23.54% (b)
*	The Fund began issuing Class I-Shares on July 10, 2012.
(a)	Per Share amounts are calculated based on average outstanding shares.
(b)	Not annualized.
(c)	Annualized.

RISK FACTORS
An investment in the Fund is subject to a high degree of risk. Risks of investing in the Fund are described below. For purposes of this section, references to “the Adviser” and “the Fund” should be read to include the Sub-Advisers and the Private Funds, respectively, as applicable. You should consider carefully the risks before investing in the Shares. You may also wish to consult with your legal or tax advisors before deciding whether to invest in the Fund.
Real Estate-Related Securities Risk
The Fund will not invest in real estate directly, but will invest in real estate-related debt, consisting of mezzanine and first mortgage debt, and directly in real estate through entities that qualify as REITs or investment vehicles treated similarly as private REITs for tax purposes. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values.
The following risks may affect real estate markets generally or specific assets and include, without limitation, general economic and social climate, regional and local real estate conditions, the supply of and demand for properties, the financial resources of tenants, competition for tenants from other available properties, the ability of the Private Funds to manage the real properties, changes in building, environmental, tax or other applicable laws, changes in real property tax rates, changes in interest rates, negative developments in the economy that depress travel activity, uninsured casualties, acts of God and other factors which are beyond the control of the Fund and the Adviser. Furthermore, changes in interest rates or the availability of debt may render the investment in real estate assets difficult or unattractive. The possibility of partial or total loss of capital will exist and investors should not subscribe unless they can readily bear the consequences of such loss. Many of these factors could cause fluctuations in occupancy rates, rent schedules or operating expenses, resulting in a negative effect on the value of real estate assets. Valuation of real estate assets may fluctuate. The capital value of the Fund’s investments may be significantly diminished in the event of a downward turn in real estate market prices.
Moreover, certain expenditures associated with real estate, such as taxes, debt service, maintenance costs and insurance, tend to increase over time and, in most cases, are not decreased by events adversely affecting rental revenues such as an unforeseen downturn in the real estate market, a lack of investor confidence in the market or a softening of demand. Thus, the cost of operating a property may exceed the rental income thereof. Insurance to cover losses and general liability in respect of properties may not be available or may be available only at prohibitive costs to cover losses from ongoing operations and other risks such as terrorism, earthquake, flood or environmental contamination. Even with comprehensive insurance to permit replacement in the event of total loss, certain types of losses are uninsurable or are not economically insurable, and the Fund will have no control over whether such insurance is maintained by the issuers in which it invests.
The Fund will invest in commercial real estate loans, mortgage loans, CMBS, B-Notes, mezzanine loans, and other similar types of investments. Certain factors may materially and adversely affect the market price and yield of such debt securities, including investor demand, changes in the financial condition of the borrower, government fiscal policy and domestic or worldwide economic conditions. Commercial real estate loans are secured by multifamily or commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, and changes in governmental rules, regulations and fiscal policies, including environmental legislation, natural disasters, terrorism, social unrest and civil disturbances.
In the event of any default under a mortgage loan held by the Fund, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on the Fund’s cash flow from operations. In the event of a default by a borrower on a non-recourse loan, the only recourse for the holder of that investment will be to the underlying asset (including any escrowed funds and reserves) collateralizing the loan. If a borrower defaults on a commercial real estate loan and the underlying asset collateralizing the commercial real estate loan is insufficient to satisfy the outstanding balance of the commercial real estate loan, this may cause a loss of principal or interest for the Fund. In addition, even if with recourse to a borrower’s assets, there may not be full recourse to such assets in the event of a borrower bankruptcy.
Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on anticipated returns on the foreclosed mortgage loan. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.
If the Fund makes or invests in mortgage loans and there are defaults under those mortgage loans, the Fund may not be able to repossess and sell the underlying properties in a timely manner. The resulting time delay could reduce the value of the investment in the defaulted mortgage loans. An action to foreclose on a property securing a mortgage loan is regulated by state statutes and regulations and is subject to many of the delays and expenses of other lawsuits if the defendant raises defenses or counterclaims. In the event of default by a mortgagor, these restrictions, among other things, may impede the Fund’s ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to the Fund on the mortgage loan.
B-Notes. The Fund may invest in B-Notes. A B-Note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A-Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-Note holders after payment to the A-Note holders. Since each transaction is privately negotiated, B-Notes can vary in their structural characteristics and risks. For example, the rights of holders of B-Notes to control the process following a borrower default may be limited in certain investments. The Fund cannot predict the terms of each B-Note investment and does not have control over the terms of the investments held by a Private Fund. Further, B-Notes typically are secured by a single property, and so reflect the increased risks associated with a single property compared to a pool of properties.
Mezzanine Loans. The Fund may invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, the Fund may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy the Fund’s mezzanine loan. If a borrower defaults on the Fund’s mezzanine loan or debt senior to the Fund’s loan, or in the event of a borrower bankruptcy, the Fund’s mezzanine loan will be satisfied only after the senior debt. As a result, the Fund may not recover some or all of the Fund’s investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.
The Fund may acquire interests in subordinated loans and invest in subordinated mortgage-backed securities. In the event a borrower defaults on a subordinated loan and lacks sufficient assets to satisfy the Fund’s loan, there may be a loss of principal or interest. In the event a borrower declares bankruptcy, the holder of the investment may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan.
In general, losses on a mortgage loan included in a securitization will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, and then by the “first loss” subordinated security holder. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit and any classes of securities junior to those in which held by the Fund, the Fund may not be able to recover all of the Fund’s investment in the securities purchased. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related mortgage-backed securities, the securities in which the Fund may effectively become the “first loss” position behind the more senior securities, which may result in significant losses to the Fund.

Investments in commercial real estate loans are subject to changes in credit spreads. When credit spreads widen, the economic value of such investments decrease. Even though a loan may be performing in accordance with its loan agreement and the underlying collateral has not changed, the economic value of the loan may be negatively impacted by the incremental interest foregone from the widened credit spread.
Investment in long-term fixed rate debt securities will decline in value if long-term interest rates increase. Additionally, investments in floating-rate debt will be impacted by decreases in interest rates that may have a negative effect on value and interest income. Declines in market value may ultimately reduce earnings or result in losses to the Fund, which may negatively affect cash available for distribution to shareholders.
The decline in the broader credit markets related to the sub-prime mortgage dislocation has caused the global financial markets to become more volatile and the United States homebuilding market has been dramatically impacted as a result. The confluence of the dislocation in the real estate credit markets with the broad based stress in the United States real estate industry could create a difficult operating environment for owners of real estate in the near term and investors should be aware that the general risks of the Fund investing in real estate may be magnified.
Mortgage-Backed Securities . The Fund will invest in mortgage-backed securities on commercial real estate. A mortgage-backed security is an obligation of the issuer backed by a mortgage or pool of mortgages or a direct interest in an underlying pool of mortgages. Some mortgage-backed securities make payments of both principal and interest at a variety of intervals; others make semi-annual interest payments at a predetermined rate and repay principal at maturity (like a typical bond). Mortgage-backed securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. Investing in mortgage-backed securities involves certain risks, including the failure of a counterparty to meet its commitments, adverse interest rate changes and the effects of prepayments on mortgage cash flows. The yield characteristics of mortgage-backed securities differ from those of traditional fixed income securities. The major differences typically include more frequent interest and principal payments (usually monthly), the adjustability of interest rates of the underlying instrument, and the possibility that prepayments of principal may be made substantially earlier than their final distribution dates. The Fund may also hold mortgage-related securities without insurance or guarantees if the Adviser determines that the securities meet the Fund’s quality standards. Mortgage-related securities issued by certain private organizations may not be readily marketable. Mortgage-backed securities may have less potential for capital appreciation than comparable fixed income securities, due to the likelihood of increased prepayments of mortgages as interest rates decline. If the Fund buys mortgage-backed securities at a premium, mortgage foreclosures and prepayments of principal by mortgagors (which may be made at any time without penalty) may result in some loss of the Fund’s principal investment to the extent of the premium paid.
Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic, social and other factors and cannot be predicted with certainty. Both adjustable rate mortgage loans and fixed rate mortgage loans may be subject to a greater rate of principal prepayments in a declining interest rate environment and to a lesser rate of principal prepayments in an increasing interest rate environment. Under certain interest rate and prepayment rate scenarios, the Fund may fail to recoup fully its investment in mortgage-backed securities notwithstanding any direct or indirect governmental, agency or other guarantee. When the Fund reinvests amounts representing payments and unscheduled prepayments of principal, it may obtain a rate of interest that is lower than the rate on existing adjustable rate mortgage pass-through securities. Thus, mortgage-backed securities may be less effective than other types of U.S. government securities as a means of “locking in” interest rates.
The value of mortgage-backed securities may also change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. Mortgage-backed securities are also subject to several risks created through the securitization process. Subordinate mortgage-backed securities are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that the interest payment on subordinate mortgage-backed securities will not be fully paid. Subordinate mortgage-backed securities are also subject to greater credit risk than those mortgage-backed securities that are more highly rated. In addition, regulatory or tax changes may adversely affect the mortgage securities markets as a whole. Non-governmental mortgage-backed securities may offer higher yields than those issued by government entities, but also may be subject to greater price changes than governmental issues.
Through its investments in mortgage-backed securities, including those that are issued by private issuers, the Fund may have exposure to subprime loans as well as to the mortgage and credit markets generally. Private issuers include commercial banks, savings associations, mortgage companies, investment banking firms, finance companies and special purpose finance entities and other entities that acquire and package mortgage loans for resale as mortgage-backed securities. Unlike mortgage-backed securities issued or guaranteed by the U.S. government or one of its sponsored entities, mortgage-backed securities issued by private issuers do not have a government or government-sponsored entity guarantee, but may have credit enhancement provided by external entities such as banks or financial institutions or achieved through the structuring of the transaction itself.
In addition, mortgage-backed securities that are issued by private issuers are not subject to the underwriting requirements for the underlying mortgages that are applicable to those mortgage-backed securities that have a government or government-sponsored entity guarantee. As a result, the mortgage loans underlying private mortgage-backed securities may, and frequently do, have less favorable collateral, credit risk or other underwriting characteristics than government or government-sponsored mortgage-backed securities and have wider variances in a number of terms including interest rate, term, size, purpose and borrower characteristics. Privately issued pools more frequently include second mortgages, high loan-to-value mortgages and manufactured housing loans. The coupon rates and maturities of the underlying mortgage loans in a private mortgage-backed securities pool may vary to a greater extent than those included in a government guaranteed pool, and the pool may include subprime mortgage loans. Subprime loans refer to loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their loans. For these reasons, the loans underlying these securities have had in many cases higher default rates than those loans that meet government underwriting requirements.
The risk of non-payment is greater for mortgage-backed securities that are backed by mortgage pools that contain subprime loans, but a level of risk exists for all loans. Market factors adversely affecting mortgage loan repayments may include a general economic turndown, high unemployment, a general slowdown in the real estate market, a drop in the market prices of real estate, or an increase in interest rates resulting in higher mortgage payments by holders of adjustable rate mortgages.
Credit Risk
Credit risk is the risk that an issuer, guarantor or liquidity provider of a fixed-income security held by the Fund may be unable or unwilling, or may be perceived (whether by market participants, ratings agencies, pricing services or otherwise) as unable or unwilling, to make timely principal and/or interest payments, or to otherwise honor its obligations. It includes the risk that the security will be downgraded by a credit rating agency; generally, lower credit quality issuers present higher credit risks. An actual or perceived decline in creditworthiness of an issuer of a fixed-income security held by the Fund may result in a decrease in the value of the security. It is possible that the ability of an issuer to meet its obligations will decline substantially during the period when the Fund owns securities of the issuer or that the issuer will default on its obligations or that the obligations of the issuer will be limited or restructured.
The credit rating assigned to any particular investment does not necessarily reflect the issuer’s current financial condition and does not reflect an assessment of an investment’s volatility or liquidity. Securities rated in the lowest category of investment-grade are considered to have speculative characteristics. If a security held by the Fund loses its rating or its rating is downgraded, the Fund may nonetheless continue to hold the security in the discretion of the Adviser.
Active Management Risk
Identifying the appropriate investment strategies, Sub-Advisers, and Private Funds is difficult and involves a high degree of uncertainty. The performance of the Fund depends in large part upon the ability of the Adviser to choose successful Managers and upon the ability of the Adviser and the Managers to develop and implement investment strategies that achieve the Fund’s investment objective. Although the Adviser monitors the Managers, it is possible that one or more Managers may take substantial positions in the same instruments or markets at the same time, thereby interfering with the Fund’s investment goals. In addition, Managers may make investment decisions that conflict with each other; for example, at any particular time, one Manager may be purchasing shares of an issuer whose shares are being sold by another Manager. Consequently, the Fund indirectly could incur transaction costs without accomplishing any net investment result.
Furthermore, the Managers have varying levels of experience – some may be newly organized and have no, or limited, operating histories. Although the Adviser receives detailed information from each Manager regarding its historical performance and investment strategy, there may be some information that the Adviser cannot independently verify. In addition, a particular Manager’s past successful performance is not necessarily an indication of such

Manager’s future performance. There can be no assurance that the Adviser’s assessments of Managers will prove accurate or that the Fund will achieve its investment objective.
In addition, Managers, like other Fund service providers, are subject to various risks, including risks relating to operations and back office functions, property management, accounting, administration, risk management, valuation services and reporting. Managers may also face competition from other industry participates that may be more established, have larger asset bases and have larger numbers of qualified management and technical personnel. Additionally, the investment strategies pursued by certain Managers may evolve over time, which may limit the Adviser’s ability to assess a Manager’s ability to achieve its long-term investment objective.
While the Fund and the Adviser will evaluate regularly each Private Fund and its Manager and each Sub-Adviser to determine whether their respective investment programs are consistent with the Fund’s investment objectives and whether the investment performance is satisfactory, the Adviser will not have any control over the investments made by a Private Fund and limited control over the investments made the Sub-Advisers. A Sub-Adviser’s judgments about the attractiveness, relative value, or potential appreciation of a particular sector, security, or investment strategy may prove to be incorrect, and may cause the Fund to incur losses.
Even though Private Funds are subject to certain constraints, the Managers may change aspects of their investment strategies without prior notice to the Fund. The Managers may do so at any time (for example, such change may occur immediately after providing the Adviser with the quarterly unaudited financial information for the Private Fund). The Adviser may reallocate the Fund’s investments among the Private Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Private Funds. The Fund’s investments in certain Private Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. These withdrawal limitations may prevent the Fund from reacting rapidly to market changes should a Private Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Private Funds that are poorly performing or have otherwise had adverse changes. The Adviser will engage in due diligence in an effort to ensure that the Fund’s assets are invested in Private Funds that provide reports that will enable them to monitor the Fund’s investments as to their overall performance, sources of income, asset valuations, and liabilities; however, there is no assurance that such efforts will necessarily detect fraud, malfeasance, inadequate back office systems, or other flaws or problems with respect to the Private Fund’s operations and activities. The Adviser will be dependent on information provided by the Private Fund, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objectives.
Conflicts of interest may arise from the fact that the Adviser, the Managers and their affiliates may be carrying on substantial investment activities for other clients in which the Fund has no interest. The Adviser, the Managers, and their respective affiliates manage the assets of and/or provide advice to registered investment companies, private investment funds and individual accounts (collectively, “Adviser Clients”) other than the Fund, which could compete for the same investment opportunities as the Fund. In addition, the Adviser, the Managers and their respective affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in private investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. The Adviser, the Managers and their respective affiliates may determine that an investment opportunity in a particular investment vehicle is appropriate for a particular Adviser Client or for themselves or their officers, directors, partners, members or employees, but not for the Fund. Situations may arise in which the Adviser, the Managers and/or their respective affiliates or Adviser Clients have made investments which would have been suitable for investment by the Fund but, for various reasons, were not pursued by, or available to, the Fund. The investment activities of the Adviser, the Managers and their respective affiliates and any of their respective officers, directors, partners, members or employees may disadvantage the Fund in certain situations, if, among other reasons, the investment activities limit the Fund’s ability to invest.
Furthermore, the officers or employees of the Adviser will be engaged in substantial activities other than on behalf of the Fund and may have conflicts of interest in allocating their time and activity among the Fund and Adviser Clients. The Adviser and the Managers managing and their respective officers and employees will devote so much of their time to the affairs of the Fund as in their judgment is necessary and appropriate.
Personnel of the Adviser may also periodically discuss investment research and due diligence with portfolio managers and other senior personnel of the Managers and/or their respective affiliates. Investment decisions for the Fund are made independently from those of Adviser Clients. If, however, the Fund desires to invest in, or withdraw from, the same Private Fund as an Adviser Client, the opportunity will be allocated equitably. Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Adviser Clients, in all available investments. In some cases, investments for Adviser Clients may be on terms different than, and sometimes more favorable than, an investment made on behalf of the Fund. In addition, the Adviser, the Managers and/or their respective affiliates or Adviser Clients may also have an interest in an account or investment vehicle managed by, or enter into relationships with, a Sub-Adviser or its affiliates on terms different, and potentially more favorable, than an interest in the Fund, which may adversely affect the amount the Fund will be able to invest in a Private Fund. In other cases, the Fund may invest in a manner opposite to that of Adviser Clients ( i.e. , the Fund buying an investment when Adviser Clients are selling, and vice-versa). Additionally, because any selling agents or their affiliates may provide brokerage, placement, investment banking and other financial or advisory services from time to time to one or more accounts or entities managed by the Managers or their affiliates, including the Private Funds, and receive compensation for providing these services, these relationships could preclude the Fund from engaging in certain transactions and could constrain the Fund’s investment flexibility. In addition, the Fund is subject to certain limitations relating to joint transactions with affiliates, which in certain circumstances will limit the Fund’s ability to make investments or enter into other transactions alongside other Adviser Clients. There can be no assurance that such regulatory restrictions will not adversely affect the Fund’s ability to capitalize on attractive investment opportunities. Managers may also receive research products and services in connection with the brokerage services that the Adviser, the Managers managing Private Funds, the Sub-Advisers acting as sub-advisers, and their respective affiliates may provide from time to time to one or more Manager accounts or to the Fund.
In addition, there may be a conflict of interest as a result of the fact that the Adviser receives the Investment Management Fee irrespective of the allocation of the Fund’s assets. This conflict of interest arises because the amount of overall time, expense, and other resources expended to select and monitor Sub-Advisers may be less than what is expended to select and monitor underlying Private Funds. If the overall time, expense, and other resources expended by the Adviser to select and monitor Sub-Advisers of the Fund is less than what the Adviser expends to select and monitor Private Funds, the Adviser will have an incentive to allocate more of the Fund’s assets to Sub-Advisers. The Board monitors this potential conflict of interest and any effect it may have on the Fund and its shareholders. Under normal circumstances, the Adviser does not believe that its overall cost and expense will differ materially between selecting and monitoring Private Funds on the one hand, or in compensating Sub-Advisers, on the other.
Leverage Risk
Although the Fund has the option to borrow, there are significant risks that may be assumed in connection with such borrowings. Leverage is a speculative technique that may expose the Fund to greater risk and increased costs. Investors in the Fund should consider the various risks of leverage, including, without limitation, the risks described below. There is no assurance that a leveraging strategy would be successful.
Leverage involves risks and special considerations for shareholders including:
•	the likelihood of greater volatility of NAV of the Shares, and of the investment return to shareholders, than a comparable portfolio without leverage;
•	the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders;
•	the effect of leverage in a declining market or a rising interest rate environment, which would likely cause a greater decline in the NAV of the Shares than if the Fund were not leveraged;
•	the potential for an increase in operating costs, which may reduce the Fund’s total return; and
•	the possibility either that dividends will fall if the interest and other costs of leverage rise, or that dividends paid on Shares will fluctuate because such costs vary over time.
In the event that the Fund would be required to sell assets at a loss, including in order to redeem or pay off any borrowing, such a sale would reduce the Fund’s NAV and may make it difficult for the NAV to recover. The Fund nevertheless may continue to use leverage if the Adviser expects that the benefits to the shareholders of maintaining the leveraged position likely would outweigh a resulting reduction in the current return.

Certain types of borrowings by the Fund would result in the Fund being subject to covenants in credit agreements relating to asset coverage and Fund composition requirements that are more stringent than those currently imposed on the Fund by the Investment Company Act. In addition, borrowings by the Fund may be made on a secured basis. The Fund’s Custodian will then either segregate the assets securing the Fund’s borrowings for the benefit of the Fund’s lenders or arrangements will be made with a suitable sub-custodian. If the assets used to secure a borrowing decrease in value, the Fund may be required to pledge additional collateral to the lender in the form of cash or securities to avoid liquidation of those assets. In the event of a default, the lenders will have the right, through the Fund’s Custodian, to liquidate the Fund’s assets, which may include redemption of the Fund’s investments in underlying Private Funds, without consideration of whether doing so would be in the best interests of the Fund’s shareholders. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of borrowings will be senior to the rights of the Fund’s shareholders, and the terms of the Fund’s borrowings may contain provisions that limit certain activities of the Fund and could result in precluding the purchase of instruments that the Fund would otherwise purchase.
The use of leverage involves financial risk and would increase the exposure of the Fund’s investment returns to adverse economic factors such as rising interest rates, downturns in the economy or deterioration in the condition of the investments. There would be a risk that operating cash flow available to the Fund would be insufficient to meet required payments and a risk that it would not be possible to refinance existing indebtedness or that the terms of such refinancing would not be as favorable as the terms of existing indebtedness. Borrowings by the Fund may be secured by any or all of the assets of the Fund, with the consequences that the Fund may lose more than its equity stake in any one investment, and may lose all of its capital.
Interest or other expenses payable by the Fund with respect to its borrowings generally will be based on shorter-term interest rates that would be periodically reset. So long as the Fund’s portfolio investments provide a higher rate of return (net of applicable Fund expenses) than the interest rates and other costs to the Fund of such leverage, the investment of the proceeds thereof will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher dividends to shareholders than if the Fund were not so leveraged. If, however, shorter-term interest rates rise relative to the rate of return on the Fund’s portfolio, the interest and other costs of leverage to the Fund (including interest expenses on borrowings) could exceed the rate of return on the investments held by the Fund, thereby reducing return to shareholders. In addition, fees and expenses of any form of leverage used by the Fund will be borne entirely by the shareholders and will reduce the investment return of the Shares. Therefore, there can be no assurance that the Fund’s use of leverage will result in a higher yield on the Shares, and it may result in losses.
In addition to any borrowing utilized by the Fund, Private Funds in which the Fund invests may utilize leverage. The Private Funds may be able to borrow, subject to the limitations of their charters and operative documents. While leverage presents opportunities for increasing a Private Fund’s total return, it has the effect of potentially increasing losses as well. If income and appreciation on investments made with borrowed funds are less than the required interest payments on the borrowings, the value of the Private Fund will decrease. Additionally, any event which adversely affects the value of an investment by a Private Fund would be magnified to the extent such Private Fund is leveraged.
The cumulative effect of the use of leverage by a Private Fund in a market that moves adversely to such Private Fund’s investments could result in a substantial loss which would be greater than if the Private Fund were not leveraged. The Adviser typically will target Private Funds with leverage limitations in the range of 30% to 65% of their gross asset value at the time incurred, as specified in their charters and operative documents or disclosure documents, as of when the Adviser makes their selection of approved Managers. The Fund intends to limit its borrowing and the overall leverage of its portfolio, inclusive of the leverage employed by the Private Funds, to an amount that does not exceed 33-1/3% of the Fund’s gross asset value. Furthermore, the Private Funds will hold their investments in entities organized as REITs, corporations or other entities that provide that the Fund’s risk of loss will be limited to the amount of the investment by the Fund. Nevertheless, while leverage presents opportunities for increasing a Private Fund’s, and consequently the Fund’s, total return, it has the effect of potentially increasing losses as well.
Equity Securities Risk
Common and preferred stocks represent equity ownership in a company. The prices of equity securities will fluctuate and can decline and reduce the value of a portfolio investing in equities. Stock markets are volatile and the value of equity securities purchased by the Fund could decline if the financial condition of the companies the Fund invests in decline or if overall market and economic conditions deteriorate. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or an increase in production costs and competitive conditions within an industry. In addition, they may decline due to general market conditions that are not specifically related to a company or industry, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or generally adverse investor sentiment.
Investments in preferred stocks may also be subject to additional risks. For example, preferred stocks sometimes include provisions that permit the issuer to defer distributions for a period of time. When distributions are deferred, the Fund may be required to recognize income for tax purposes in excess of distributions received by the Fund. In addition, shareholder rights in preferred stocks often differ from shareholder rights in common stocks. There may be limited or no voting rights for preferred shareholders, and the issuer may have the right to redeem preferred stock without consent of preferred stock shareholders. Preferred securities may also be substantially less liquid than other equity securities and, therefore, may be subject to greater liquidity risk.
Foreign Investing Risk
Foreign investments by the Fund and Private Funds may be subject to economic, political, regulatory and social risks, which may affect the liquidity of such investments. Foreign ownership of Real Estate Securities may be restricted, requiring the Private Funds in which the Fund invests to share the applicable investment with local third party shareholders or investors, and there may be significant local land use and permit restrictions, local taxes and other transaction costs which adversely affect the returns sought by the Fund. These investments may be subject to additional risks relating to adverse political developments (including nationalization, confiscation without fair compensation, civil disturbances, unrest or war) and regulatory risks, which may affect the liquidity of such investments. Further, foreign governments may impose restrictions to prevent capital flight which may, for example, involve punitive taxation (including high withholding taxes) on certain securities, transfers or asset sales or the imposition of exchange controls, making it difficult or impossible to exchange or repatriate the applicable currencies. Foreign investments also are subject to additional risks such as:
•	unfavorable changes in currency rates and exchange control regulations;
•	reduced availability of information regarding foreign companies;
•	different accounting, auditing and financial standards and possibly less stringent reporting standards and requirements;
•	reduced liquidity and greater volatility;
•	difficulty in obtaining or enforcing a judgment;
•	increased brokerage commissions and custody fees; and
•	increased potential for corrupt business practices in certain foreign countries.
As a result of potential hurdles facing foreign parties in enforcing legal rights in certain jurisdictions, there can be no certainty that rights to investments in non-U.S. jurisdictions will be successfully upheld in the courts of such jurisdiction. Certain Private Funds that invest in foreign jurisdictions may have difficulty in successfully pursuing claims in the courts of such jurisdictions to enforce the Fund’s rights as an investor therein, as compared to the courts of the United States. To the extent that a judgment is obtained, but enforcement thereof must be sought in the courts of another jurisdiction, there can be no assurance that such courts will enforce such judgment. Further, due to unpredictable political climates in certain jurisdictions and shifting relationships between the U.S. and various jurisdictions, the ability of certain Private Funds to liquidate collateral held in non-U.S. jurisdictions may become difficult.
The Fund does not intend to obtain political risk insurance. Accordingly, actions of foreign governments could have a significant effect on economic actions in their respective countries, which could affect private sector real asset and real asset-related companies and the prices and yields of investments. Exchange control regulations, expropriation, confiscatory taxation, nationalization, political, economic or social instability or other economic or political developments in such countries could adversely affect the assets of the Fund.
Political changes or a deterioration of a foreign nation’s domestic economy or balance of trade may indirectly affect the Fund’s investment in a particular real estate or real estate-related securities in that nation. Moreover, the investments could be adversely affected by changes in the general economic climate or the economic factors affecting

Real Estate Securities, changes in tax law or specific developments within such industries or interest rate movements. While the Adviser intends to manage foreign investments in a manner that it believes will minimize the Fund’s exposure to such risks, there can be no assurance that adverse political or economic changes will not cause the Fund to suffer losses.
In addition to the risks associated with investments in foreign Real Estate-Related Investments generally, such investments in particular regions or countries with emerging markets may face those risks to a greater degree and may face additional risks. See “Risk Factors – Emerging Markets Risk.”
Liquidity Risk
The Fund will invest in restricted securities and other investments which are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the Securities Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration under the Securities Act.
Where registration is required to sell a security, the Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Fund may be permitted to sell a security under an effective registration statement. If during such a period adverse market conditions were to develop, the Fund might obtain a less favorable price than the prevailing price when it decided to sell. The Fund may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which it purchased such securities. The Fund’s portfolio may include a number of investments for which no market exists and which have substantial restrictions on transferability.
Additionally, the Fund’s repurchase process could involve substantial complications and delays, as the ability of the Fund to honor repurchase requests is dependent in part upon the Fund’s ability to make withdrawals from Private Funds which may be delayed, suspended altogether or not possible because, among other reasons, (i) many Private Funds permit withdrawals only on an infrequent basis, which timing is not likely to coincide with the repurchase dates of the Fund, (ii) some Private Funds may impose limits (known as “gates”) on the aggregate amount that a shareholder or all shareholders in the Private Fund may withdraw on any single withdrawal date, and (iii) the Private Funds’ portfolios may include investments that are difficult to value and that may only be able to be disposed of at substantial discounts or losses.
In addition, the Fund’s interests in the Private Funds are subject to substantial restrictions on transfer. The Fund may liquidate an interest and withdraw from a Private Fund pursuant to limited withdrawal rights. Some Private Funds also may suspend the repurchase rights of their shareholders, including the Fund, from time to time. The illiquidity of these interests may adversely affect the Fund were it to have to sell interests at an inopportune time. Overall, the types of restrictions on investments by the Private Funds affect the Fund’s ability to invest in, hold, vote the shares of, or sell the Private Funds. Furthermore, the Fund, upon its withdrawal of all or a portion of its interest in a Private Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.
Interval Fund Risk
The Fund is a closed-end investment company that provides limited liquidity through a quarterly repurchase policy under Rule 23c-3 under the Investment Company Act and is designed for long-term investors. Unlike many closed-end investment companies, the Fund’s Shares are not listed on any securities exchange and are not publicly-traded. There is currently no secondary market for the Shares and the Fund expects that no secondary market will develop. Shares are subject to substantial restrictions on transferability and may only be transferred or resold in accordance with the LLC Agreement and the Fund’s repurchase policy.
Limited liquidity is provided to shareholders only through the Fund’s quarterly Repurchase Offers for no less than 5% of the shares outstanding on the Repurchase Request Deadline. This amount may be adjusted by the Board at any time to an amount no less than 5% nor more than 25% of the outstanding Shares. There is no guarantee that shareholders will be able to sell all of the Shares they desire in a quarterly Repurchase Offer. The Fund’s Repurchase Offers may be, and in the past have been, oversubscribed. In the event of oversubscription, the Fund may repurchase, and in the past has repurchased, shares on a pro rata basis. In the event of oversubscription, the Fund may repurchase, and in the past has repurchased, shares on a pro rata basis. Because of the potential for proration, some shareholders might tender more shares than they wish to have repurchased in order to ensure the repurchase of specific number of Shares. Additionally, in certain instances such Repurchase Offers may be suspended or postponed by a vote of a majority of the Board, including a vote by a majority of the Independent Directors, as permitted by the Investment Company Act and other laws. See “ Quarterly Repurchases of Shares” .
Valuation Risk
The value of the Fund’s investments will be difficult to ascertain and the valuations provided in respect of the Fund’s Private Funds and other private securities, will likely vary from the amounts the Fund would receive upon withdrawal of its investments. While the valuation of the Fund’s publicly-traded securities are more readily ascertainable, the Fund’s ownership interest in the Private Funds and other private securities are not publicly traded and the Fund will depend on the Managers to Private Funds to provide a valuation, or assistance with a valuation, of the Fund’s investment. Any such valuation is a subjective analysis of the fair market value of an asset and requires the use of techniques that are costly and time-consuming and ultimately provide no more than an estimate of value. Moreover, the valuation of the Fund’s investment in a Private Fund, as provided by a Manager as of a specific date, may vary from the fair value of the investment that may be obtained if such investment were sold to a third party.
For information about the value of the Fund’s investment in Private Funds, the Adviser will be dependent on information provided by the Private Funds, including quarterly unaudited financial statements which, if inaccurate, could adversely affect the Adviser’s ability to value accurately the Fund’s Shares. The Adviser faces conflicts of interest in assisting with the valuation of the Fund’s investments, as the value of the Fund’s investments will affect the Adviser’s compensation.
Accordingly, there can be no assurance that the stated NAV of the Fund, as calculated based on such valuations, will be accurate on any given date, nor can there be any assurance that the sale of any property would be at a price equivalent to the last estimated value of such property. If at any time the stated NAV of the Fund is lower than its true value, those investors who have their Shares repurchased at such time will be underpaid and investors who retain their Shares would be adversely affected if more Shares were to be issued at the low price than are repurchased at that price. Conversely, if the Fund’s stated NAV is higher than its true value, those investors who purchase Shares at such time will overpay, and if repurchases of Shares based on a high stated NAV were to exceed purchases of Shares at that value, investors who do not have their Shares repurchased will be adversely affected. In addition, investors would be adversely affected by higher fees payable to the Adviser if the gross asset value of the Fund is overstated.
As a result, the NAV of the Fund, as determined based on the fair value of its investments in Private Funds, may vary from the amount the Fund would realize on the withdrawal of its investments from the Private Funds. This could adversely affect shareholders whose Shares are repurchased as well as new shareholders and remaining shareholders. For example, in certain cases, the Fund might receive less than the fair value of its investment in connection with its withdrawal of its investment from a Private Fund, resulting in a dilution of the value of the Shares of shareholders who do not tender their Shares in any coincident tender offer and a windfall to tendering shareholders; in other cases, the Fund might receive more than the fair value of its investment, resulting in a windfall to shareholders remaining in the Fund, but a shortfall to tendering shareholders. The Adviser will attempt to resolve any conflicts between valuations assigned by Manager and fair value as determined by the Adviser by seeking information from the Manager and reviewing all relevant available information. Such review may result in a determination to change the fair value of the Fund’s investment. Shareholders in the Fund have no individual right to receive information about the Private Funds or the Managers, will not be shareholders in the Private Funds, and will have no rights with respect to or standing or recourse against the Private Funds, Managers or any of their respective affiliates.
Private Funds Risk
The Private Funds will not be subject to the Investment Company Act, nor will they be publicly traded. As a result, the Fund’s investments in the Private Funds will not be subject to the protections afforded to shareholders under the Investment Company Act. These protections include, among others, certain corporate governance standards, such as the requirement of having a certain percentage of the directors serving on a board as independent directors, statutory protections against self-dealing by the Managers, and leverage limitations, and investment restrictions.
The Manager of a Private Fund may draw down on the Fund’s capital commitment all at once or in a series of capital calls. The portion of the Fund’s commitment to a Private Fund that has not been called is referred to as an “unfunded commitment.” The Fund may have a contractual obligation to provide capital to meet its unfunded commitment when the Manager draws upon the commitment. In order to meet its obligation, the Fund may have to hold some, or in certain cases a substantial amount, of its assets temporarily in money market securities, cash or cash equivalents, possibly for several months; liquidate portfolio securities at an inopportune time; or borrow under a line of credit. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.
The Fund may also be required to indemnify certain of the Private Funds from any liability, damage, cost or expense arising out of breaches of representations and warranties included in the Private Fund’s subscription documents and certain acts or omissions relating to the offer or sale of the Fund’s Shares. In addition, Private Funds may have indemnification obligations to the respective service providers they employ, which may result in increases to the fees and expenses for such Private Funds.
None of the Private Funds are sponsored or managed by the Adviser or its affiliates. In general, the Fund will limit its investment in any one Private Fund to less than 25% of its assets. The Fund may invest substantially all of its assets in non-voting securities of Private Funds. To the extent the Fund holds non-voting securities of, or contractually foregoes the right to vote in respect of, a Private Fund (which it intends to do in order to avoid being considered an “affiliate” of a Private Fund within the meaning of the Investment Company Act), it will not be able to vote on matters that require the approval of the investors of the Private Fund, including a matter that could adversely affect the Fund’s investment, such as changes to the Private Fund’s investment objective or policies or the termination of the Private Fund. Nonetheless, the Fund may be considered, under certain circumstances, to be an affiliate of the Private Fund. As such, the Fund might be subject to limitations imposed by the Investment Company Act on purchasing more interests in, or redeeming its interests from, the Private Fund.
By investing in the Private Funds indirectly through the Fund, a shareholder bears two layers of asset-based fees and expenses – at the Fund level and the Private Fund level. In the aggregate, these fees might exceed the fees that would typically be incurred by a direct investment with a single Private Fund.
Investment in Private Funds carries the risk of loss due to Private Funds’ fraud, intentional or inadvertent deviations from a predefined investment strategy (including excessive concentration, directional investing outside of predefined ranges, excessive leverage or new capital markets), or poor judgment. During the lifetime of the Fund, there could be material changes in one or more Private Funds, including changes in control and mergers. The effect of such changes on a Private Fund cannot be predicted but could be material and adverse. Given the limited liquidity of the Private Funds, the Fund may not be able to alter its portfolio allocation in sufficient time to respond to any such changes, resulting in substantial losses from risks of Private Funds.
Market Disruption, Health Crises, Terrorism and Geopolitical Risks
The Fund’s investments may be negatively affected by the broad investment environment in the real estate market, the debt market and/or the equity securities market. The investment environment is influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity and technological and regulatory change. Real Estate-Related Investments values may experience greater volatility during periods of challenging market conditions, which periods may be similar to or worse than the conditions experienced from late 2007 through 2009. In addition, there can be severe limitations on an investor’s ability to sell certain Real Estate-Related Investments, including those that are of higher credit quality, during a period of reduced credit market liquidity. Therefore, the Fund’s NAV will fluctuate. Shareholders may experience a significant decline in the value of their investment and could lose money. The Fund should be considered a speculative investment, and investors should invest in the Fund only if they can sustain a complete loss of their investment.
The Fund may be adversely affected by uncertainties such as war, terrorism, international political developments, tariffs and trade wars, changes in government policies, global health crises or similar pandemics, and other related geopolitical events may lead to increased short-term market volatility and have adverse long-term effects on world economies and markets generally, as well as adverse effects on issuers of securities and the value of investments. These events, as well as other changes in world economic, political and health conditions, also could adversely affect individual issuers or related groups of issuers, issuers located in a particular geographic region, securities markets, interest rates, credit ratings, inflation, investor sentiment and other factors affecting the value of investments. At such times, exposure to a number of other risks described elsewhere in this section can increase.
For example, an outbreak of a respiratory disease caused by a novel coronavirus (known as COVID-19) first detected in China in late 2019 has resulted in travel restrictions and disruptions, closed borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, quarantines, event cancellations and restrictions, service cancellations or reductions, disruptions to business operations, supply chains and customer activity, lower consumer demand for goods and services, as well as general concern and uncertainty that has negatively affected the economic environment. The impact of this outbreak has caused significant market volatility and declines in global financial markets and may continue to adversely affect global and national economies, the financial performance of individual issuers, borrowers and sectors, and the health of capital markets and other markets generally in potentially significant and unforeseen ways. This crisis or other public health crises may also exacerbate other pre-existing political, social, and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty. The COVID-19 pandemic and its effects could lead to a significant economic downturn or recession, increased market volatility, a greater number of market closures, higher default rates, and adverse effects on the values and liquidity of securities or other assets. The foregoing could impair the Fund’s ability to maintain operational standards (such as with respect to satisfying repurchase requests, see “Risk Factors – Interval Fund Risk”), disrupt the operations of the Fund and its service providers, adversely affect the value and liquidity of the Fund’s investments, and negatively impact the Fund’s performance and your investment in the Fund. Other epidemics or pandemics that arise in the future may have similar impacts.
Currency and Exchange Rate Risks
The Fund may engage in practices and strategies that will result in exposure to fluctuations in foreign exchange rates, including through investments in the Private Funds and Real Estate Securities, in which case the Fund will be subject to foreign currency risk. The Fund’s Shares are priced in U.S. dollars and the capital contributions to, and distributions from, the Fund are paid in U.S. dollars. However, because a portion of the Fund’s assets may be denominated directly in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, foreign (non-U.S.) currencies, the Fund will be subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency risk may be particularly high to the extent that the Fund invests in foreign (non-U.S.) currencies or engages in foreign currency transactions that are economically tied to emerging market countries.
Currency rates in foreign (non-U.S.) countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, rates of inflation, balance of payments and governmental surpluses or deficits, intervention (or the failure to intervene) by U.S. or foreign (non-U.S.) governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad. These fluctuations may have a significant adverse impact on the value of the Fund’s portfolio and/or the level of Fund distributions.
Furthermore, the Fund may (but is not required to) attempt to hedge its exposure to foreign currencies, to reduce the risk of loss due to fluctuations in currency exchange rates relative to the U.S. dollar. There is no assurance, however, that currency hedging strategies will be used by the Fund or, if used, that they will be successful. As a result, the Fund’s investments in foreign currency-denominated securities may reduce the returns of the Fund. See “Risk Factors – Hedging Transactions Risk.”
Interest Rate Risk
A wide variety of factors can cause interest rates or yields of U.S. Treasury securities or other types of bonds to rise ( e.g. , central bank monetary policies, inflation rates, general economic conditions, reduced market demand for low yielding investments, etc.). This is especially true under current conditions because interest rates and bond yields are near historically low levels. Thus, the Fund currently faces a heightened level of risk associated with rising interest rates and/or bond yields. If interest rates increase, such increases may result in a decline in the value of the fixed income or other investments held by the Fund that move inversely to interest rates. A decline in the value of such investments would result in a decline in the Fund’s NAV. Additionally, further changes in interest rates could result in additional volatility and could cause Fund shareholders to tender their Shares for repurchase at its regularly scheduled repurchase intervals. The Fund may need to liquidate portfolio investments at disadvantageous prices in order to meet such repurchases. Further increases in interest rates could also cause dealers in fixed income securities to reduce their market making activity, thereby reducing liquidity in these markets. To the extent the Fund holds fixed income securities or other securities that behave similarly to fixed income securities, the longer the maturity dates are for such securities will result in a higher likelihood of a decrease in value during periods of rising interest rates.

Environmental Risk
The Fund could face substantial risk of loss from claims based on environmental problems associated with the real estate underlying the Fund’s investments. Furthermore, changes in environmental laws or in the environmental condition of an asset may create liabilities that did not exist at the time of the acquisition of such investment by the Fund and that could not have been foreseen. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such environmental condition.
In addition to the risk of environmental liability attaching to an investment, it is possible that investments acquired by the Fund could be affected by undisclosed matters. In respect of acquired land, the Fund’s investment in a Private Fund that owns such land could be affected by undisclosed matters such as legal easements, leases and all charges on property that have been registered and all charges that the acquiring entity is or should have been aware of at the time of the acquisition. Liability could also arise from the breaches of planning legislation and building regulations. Undisclosed breaches of other statutory regimes such as health and safety, fire and public health legislation, could also give rise to liability. The property owner could also be liable for undisclosed duties payable to municipalities and counties as well as public claims deriving from supply to the property of water, electricity and other utilities and services. It is therefore possible that the Fund could acquire an investment affected by such matters, which may have a material adverse effect on the value of such investments.
Business and Regulatory Risks
Legal, tax and regulatory changes (including laws relating to taxation of the Fund’s investments, trade barriers and currency exchange controls), as well as general economic and market conditions (such as interest rates, availability of credit, credit defaults, inflation rates and general economic uncertainty) and national and international political circumstances, may adversely affect the Fund. These factors may affect, among other things, the level of volatility of the prices of securities and real estate assets, the liquidity of the Fund’s investments and the availability of certain securities and investments. Volatility or illiquidity could impair the Fund’s returns or result in significant losses. Additionally, the securities markets are subject to comprehensive statutes and regulations and the regulatory environment for Private Funds is evolving. Changes in the regulation of registered funds, securities markets, or Private Funds may adversely affect the value of investments held by the Fund and the ability of the Fund to successfully pursue its investment strategy. The effect of any future regulatory change on the Fund could be substantial and adverse.
Fees and Expenses Risk
By investing in the Private Funds indirectly through the Fund, a shareholder bears two layers of fees and expenses – at the Fund level and the Private Fund level. In the aggregate, these fees might exceed the fees that would typically be incurred by a direct investment with a single Private Fund. In the aggregate, these fees and expenses could be substantial and adversely affect the value of any investment in the Fund.
Concentration Risk
The Fund may, from time to time, invest a substantial portion of its assets in a particular asset type, industry, geographic location or securities instrument. In particular, the Fund expects to concentrate its investments in U.S. investments in the real estate and infrastructure industries. As a result, the Fund’s portfolio may be subject to greater risk and volatility than if investments had been made in a broader diversification of investments in terms of asset type, geographic location or securities instrument. To the extent that the Fund’s portfolio is concentrated in a property type, geographic location or securities instrument, the risk of any investment decision is increased.
REITs Risk
The Fund will invest in real estate indirectly through entities that are intended to qualify as REITs. Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no guarantee that any entity in or through which the Fund invests will qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment and could adversely affect the Fund’s NAV.

Dividends paid by REITs do not qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “ Tax Aspects ” in the SAI. The Fund’s investments in REITs may include an additional risk to shareholders. Some or all of a REIT’s annual distributions to its investors may constitute a return of capital. Any such return of capital is not taxable, but will reduce the Fund’s basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s basis in its shares of such REIT, the Fund will recognize gain, which may increase the likelihood that Fund distributions to shareholders may also include a return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their Shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s Shares, such shareholder will recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.
Issuer Risk
Issuer risk is the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods or service.
High Yield Securities Risk
High yield securities (commonly referred to as “junk bonds”) are below investment grade debt securities or comparable unrated securities and are considered predominantly speculative. Lower rated and comparable unrated debt securities tend to offer higher yields than higher rated securities with the same maturities because the historical financial condition of the issuers of such securities may not have been as strong as that of other issuers. However, lower rated securities generally involve greater risks of loss of income and principal than higher rated securities. The issuers of high yield securities may be more adversely affected than issuers of higher rated securities by specific corporate or governmental developments or the issuers’ inability to meet specific projected business forecasts. Changes in economic conditions are also more likely to lead to a weakened capacity to make principal payments and interest payments. The amount of high yield securities outstanding has proliferated as an increasing number of issuers have used high yield securities for corporate financing. The recent economic downturn has severely affected the ability of many highly leveraged issuers to service their debt obligations or to repay their obligations upon maturity. Factors having an adverse impact on the market value of lower quality securities will have an adverse effect on the Fund’s NAV to the extent that it invests in such securities. In addition, the Fund may incur additional expenses to the extent it is required to seek recovery upon a default in payment of principal or interest on its portfolio holdings or to take other steps to protect its investment in an issuer.
The secondary market for high yield securities is not usually as liquid as the secondary market for more highly rated securities, a factor which may have an adverse effect on the Fund’s ability to dispose of a particular security when necessary to meet its liquidity needs. Under adverse market or economic conditions, such as those recently prevailing, the secondary market for high yield securities could contract further, independent of any specific adverse changes in the condition of a particular issuer. As a result, the Fund could find it more difficult to sell these securities or may be able to sell the securities only at prices lower than if such securities were widely traded. Prices realized upon the sale of such lower rated or unrated securities, under these and other circumstances, may be less than the prices used in calculating the Fund’s NAV.
Since investors generally perceive that there are greater risks associated with lower quality debt securities, the yields and prices of such securities tend to fluctuate more than those for higher rated securities. In the lower quality segments of the debt securities market, changes in perceptions of issuers’ creditworthiness tend to occur more frequently and in a more pronounced manner than do changes in higher quality segments of the debt securities market, resulting in greater yield and price volatility.
Diversification Risk
The Fund is a “non-diversified” management investment company under the Investment Company Act. This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a “diversified” management investment company. Accordingly, the Fund may be subject to greater risk with respect to its portfolio securities than a “diversified” fund because changes in the financial condition or market assessment of a single issuer may cause greater fluctuation in the value of its interests.

Reliance on Key Persons Risk
The Fund relies on the services of certain executive officers who have relevant knowledge of Real Estate-Related Investments and familiarity with the Fund’s investment objective, strategies and investment features. The loss of the services of any of these key personnel could have a material adverse impact on the Fund.
Privately Placed Securities Risk
The Fund may invest in non-exchange traded securities, including privately placed securities, which are subject to liquidity and valuation risks. These risks may make it difficult for those securities to be traded or valued, especially in the event of adverse economic and liquidity conditions or adverse changes in the issuer’s financial condition. The market for certain non-exchange traded securities may be limited to institutional investors, subjecting such investments to further liquidity risk if a market were to limit institutional trading. There may also be less information available regarding such non-exchange traded securities than for publicly traded securities, which may make it more difficult for the Adviser to fully evaluate the risks of investing in such securities and as a result place a Fund’s assets at greater risk of loss than if the Adviser had more complete information. In addition, the issuers of non-exchange traded securities may be distressed, insolvent, or delinquent in filing information needed to be listed on an exchange. Disposing of non-exchange traded securities, including privately placed securities, may involve time-consuming negotiation and legal expenses, and selling them promptly at an acceptable price may be difficult or impossible. Securities purchased in private placements may be subject to legal or contractual restrictions on resale. The Fund may have to bear the expense of registering restricted securities for resale and the risk of substantial delay in effecting registration.
Tax Risks
Special tax risks are associated with an investment in the Fund. The Fund intends to qualify and has elected to be treated as a RIC under Subchapter M of the Code. As such, the Fund must satisfy, among other requirements, diversification and 90% gross income requirements, and a requirement that it distribute at least 90% of its income and net short-term gains in the form of deductible dividends.
Each of the aforementioned ongoing requirements for qualification for the favorable tax treatment available to RICs requires that the Fund obtain information from or about the Private Funds in which the Fund is invested. However, Private Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the diversification of its assets, and otherwise to comply with Subchapter M of the Code. Ultimately this may limit the universe of Private Funds in which the Fund can invest. The Fund expects to receive information from each Private Fund regarding its investment performance on a regular basis.
Private Funds and other entities classified as partnerships for U.S. federal income tax purposes may generate income allocable to the Fund that is not qualifying income for purposes of the 90% gross income test. In order to meet the 90% gross income test, the Fund may structure its investments in a manner that potentially increases the taxes imposed thereon or in respect thereof. Because the Fund may not have timely or complete information concerning the amount or sources of such a Private Fund’s income until such income has been earned by the Private Fund or until a substantial amount of time thereafter, it may be difficult for the Fund to satisfy the 90% gross income test.
In the event that the Fund believes that it is possible that it will fail the asset diversification requirement at the end of any quarter of a taxable year, it may seek to take certain actions to avert such failure, including by acquiring additional investments to come into compliance with the asset diversification tests or by disposing of non-diversified assets. Although the Code affords the Fund the opportunity, in certain circumstances, to cure a failure to meet the asset diversification test, including by disposing of non-diversified assets within six months, there may be constraints on the Fund’s ability to dispose of its interest in a Private Fund that limit utilization of this cure period.
If the Fund were to fail to satisfy the asset diversification or other RIC requirements, absent a cure, it would lose its status as a RIC under the Code, in which case the Fund would lose its status as a RIC. Such loss of RIC status could affect the amount, timing and character of the Fund’s distributions and would cause all of the Fund’s taxable income to be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to shareholders. In addition, all distributions (including distributions of net capital gain) would be taxed to their recipients as dividend income to the extent of the Fund’s current and accumulated earnings and profits. Accordingly, disqualification as a RIC would have a significant adverse effect on the value of the Shares.

The Fund must distribute at least 90% of its investment company taxable income, in a manner qualifying for the dividends-paid deduction, to qualify as a RIC, and must distribute substantially all its income in order to avoid a fund-level tax. In addition, if the Fund were to fail to distribute in a calendar year a sufficient amount of its income for such year, it will be subject to an excise tax. The determination of the amount of distributions sufficient to qualify as a RIC and avoid a fund-level income or excise tax will depend on income and gain information that must be obtained from the underlying Private Funds. The Fund’s investment in Private Funds may make it difficult to estimate the Fund’s income and gains in a timely fashion, which may increase the likelihood that the Fund will be liable for the excise tax with respect to certain undistributed amounts. See “ Taxes ” and “ Tax Aspects ” in the SAI.
In addition, the Fund invests in Private Funds located outside the United States. Such Private Funds may be subject to withholding tax on their investments in such jurisdictions. Any such withholding tax would reduce the return on the Fund’s investment in such Private Funds. See “Taxes” and, in the SAI, “Tax Aspects.”
In order to be treated as a RIC, the Fund must distribute at least 90% of its investment income and net short-term capital gains to shareholders in accordance with RIC requirements each year. See “Taxes.” Investors will be required each year to pay applicable federal and state income taxes on their respective shares of the Fund’s taxable income. Shareholders who reinvest their distributions will nonetheless be obligated to pay these taxes from sources other than Fund distributions.
Hedging Transactions Risk
The Fund and the Private Funds may invest in securities and utilize financial instruments, such as forward contracts effort to protect against possible changes in the market value of portfolio positions resulting from fluctuations in the securities markets and changes in interest rates and hedge the interest rate or currency exchange rate on any liabilities or assets.
Hedging against a decline in the value of a portfolio position does not eliminate fluctuations in the values of portfolio positions or prevent losses if the values of such positions decline, but establishes other positions designed to gain from those same developments, thus moderating the decline in the portfolio positions’ value. Such hedging transactions also limit the opportunity for gain if the value of the portfolio position should increase. Moreover, it may not be possible for the Fund or a Private Fund to hedge against an exchange rate, interest rate or security price fluctuation that is so generally anticipated that the Fund or a Private Fund is not able to enter into a hedging transaction at a price sufficient to protect its assets from the decline in value of the portfolio positions anticipated as a result of such fluctuations.
The Fund and the Private Funds are not required to attempt to hedge portfolio positions and, for various reasons, may determine not to do so. Furthermore, the Fund and the Private Funds may not anticipate a particular risk so as to hedge against it. To the extent that hedging transactions are effected, their success is dependent on the Fund or a Private Fund’s ability to correctly predict movements in the direction of currency or interest rates. Therefore, while the Fund or a Private Fund may attempt to hedge against undesirable exposure, unanticipated changes in the markets and investments or debt being hedged, or the nonoccurrence of events being hedged against, this may result in poorer overall performance than if the Fund or a Private Fund had not engaged in any such hedge. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and movements in the interest rates or currency valuations is unpredictable. Moreover, for a variety of reasons, the Fund or the Private Funds may not seek to establish a perfect correlation between such hedging instruments and the portfolio considerations being hedged. Such imperfect correlation may prevent the Fund or the Private Funds from achieving the intended hedge or expose the Fund to additional risk of loss. The Fund will not sell securities short and may not write uncovered options. All public securities strategies may only use long-only or buy and hold investment strategies, and will be restricted from selling securities short and writing uncovered options.
Market Capitalization Risk
The Fund may invest in equity securities without restriction as to market capitalization, such as those issued by medium-sized and smaller capitalization companies, including micro-cap companies. Those securities, particularly smaller-capitalization stocks, involve higher risks in some respects than do investments in securities of larger companies. The prices of the securities of some of these smaller companies are often more volatile and may be subject to more abrupt or erratic market movements than larger, more established companies, because they typically are more subject to changes in earnings and prospects, among other things. In addition, the risk of bankruptcy or insolvency of many smaller companies (with the attendant losses to shareholders) is higher than for larger, “blue-chip”

companies, and, due to thin trading in some small-capitalization stocks, an investment in those securities may be highly illiquid. Some small companies have limited product lines, distribution channels and financial and managerial resources. Some of the companies in which the Fund invest may have product lines that have, in whole or in part, only recently been introduced to market or that may still be in the research or development stage. Such companies may also be dependent on key personnel with limited experience.
Micro-cap stocks typically involve greater risks of loss and price fluctuations because their earnings and revenues tend to be less predictable, their share prices tend to be more volatile, and their markets less liquid than stocks of companies with larger market capitalizations. The shares of micro-cap companies tend to trade less frequently than those of larger, more established companies, and it can be difficult or impossible for the Fund to trade these securities at the desired time. Furthermore, publicly available information, including financial information, about micro-cap companies tends to be limited and some micro-cap companies trade over-the-counter or on a regional exchange with limited regulation. The relative lack of information, liquidity, and regulation results in an increased risk of corruption and fraud, including price manipulation, and the possibility of losses to the Fund.
Emerging Markets Risk
The non-U.S. securities in which the Fund or a Private Fund invests may include securities of companies based in emerging countries or issued by the governments of such countries. Investing in securities of certain of such countries and companies involves certain considerations not usually associated with investing in securities of developed countries or of companies located in developed countries, including political and economic considerations, such as greater risks of expropriation, confiscatory taxation, imposition of withholding or other taxes on dividends, interest, capital gains, other income or gross sale or disposition proceeds, limitations on the removal of funds, nationalization and general social, political and economic instability; the small size of the securities markets in such countries and the low volume of trading, resulting in potential lack of liquidity and in price volatility; fluctuations in the rate of exchange between currencies and costs associated with currency conversion; certain government policies that may restrict the Fund’s or a Private Fund’s investment opportunities; problems that may arise in connection with the clearance and settlement of trades; inflation and rapid fluctuations in inflation rates in the economies of certain emerging market countries; overdependence on exports, particularly with respect to primary commodities, which makes such economies vulnerable to volatile fluctuations in commodity prices; and overburdened infrastructure, such as delays in local postal, transport, banking or communications systems that could cause the Fund to lose rights, opportunities or entitlements and expose it to currency fluctuations. In addition, accounting and financial reporting standards that prevail in certain of such countries generally are not equivalent to standards in more developed countries and, consequently, less information is available to investors in companies located in these countries than is available to investors in companies located in more developed countries. There is also less regulation, generally, of the securities markets in emerging countries than there is in more developed countries. Placing securities with a custodian in an emerging country may also present considerable risks.
Cybersecurity Risk
The Fund is susceptible to operational and information security risks relating to technologies such as the Internet. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Cyber incidents affecting the Fund or its service providers have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, impediments to trading, the inability of the Fund to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs.
Similar adverse consequences could result from cyber incidents affecting the Fund investments, counterparties with which the Fund engages in transactions, governmental and other regulatory authorities, banks, brokers, dealers, insurance companies and other financial institutions. In addition, substantial costs may be incurred in order to prevent cyber incidents in the future. While the Fund’s service providers, including the Adviser, may have established business continuity plans in the event of, and risk management policies and procedures and systems to prevent, such cyber incidents, there are inherent limitations in such plans, procedures and systems including the possibility that certain risks have not been identified. Furthermore, the Fund and the Adviser cannot control the cyber security plans and systems put in place by its service providers or any other third parties whose operations may affect the Fund and its shareholders. The Fund could be negatively impacted as a result.
Claims for Rescission or Damages May Be Brought in Connection with Certain Sales of the Shares
Pursuant to Section 10(a)(3) of the Securities Act, we are required to annually update the Fund’s Prospectus so that the financial statements and other information contained or incorporated by reference in the Prospectus is not more than sixteen months old. Although the Fund’s Prospectus at all times referred investors to the Fund’s website to access the most recent audited financial statements, on multiple occasions since the launch of the Fund in 2011, we did not file a post-effective amendment to our registration statement in a timely manner containing an updated reference to the Fund’s most recently available financial statements, as required by Section 10(a)(3) of the Securities Act.
Additionally, pursuant to Section 10(c) of the Securities Act, we are required to include in the Fund’s Prospectus all information as the SEC may by rule or regulation require. Pursuant to Rule 3-18 of Regulation S-X, 17 C.F.R. § 210.3-18, the SEC requires a fund to incorporate by reference its interim unaudited financial statements into any filing made more than 245 days after the date of the fund’s audited financial statements. On December 17, 2018, we filed a post-effective amendment that did not incorporate by reference the Fund’s unaudited financial statements even though that filing was made more than 245 days after the date of the Fund’s audited financial statements (i.e., March 31, 2018).
As a result, certain remedies may be triggered, including a right of rescission under Section 12(a) of the Securities Act, for investors that purchased shares of the Fund during the periods when the Fund’s Prospectus did not properly incorporate by reference its audited or unaudited financial statements. Specifically, a shareholder who purchased shares during a relevant period and who still holds his or her shares may be entitled to receive the consideration originally paid plus interest, less the amount of income received. A shareholder who purchased shares during a relevant period but who has since sold those shares may be entitled to receive the consideration originally paid plus interest, less the price at which the shareholder sold the securities, plus any income received on the security.
Shareholders may be subject to certain limitations with respect to seeking rescission. The Fund has identified August 1, 2018 through October 18, 2018, and February 16, 2019 through June 10, 2019 as the periods when shareholders may have a right of rescission. The Fund believes that the statute of limitations for enforcement of federal statutory rescission rights by a shareholder is one year commencing on the date of the sale of a security sold in violation of the federal registration requirements, but shareholders should consult with an attorney if they have any questions regarding how statutes of limitations may apply to any potential claims. Shareholders interested in seeking rescission should contact the Fund for further information.
The Fund may therefore be subject to contingent liabilities in connection with these rescission rights. Additionally, the SEC and/or state securities agencies could pursue enforcement actions or impose penalties and fines on the Fund with respect to any violations of securities laws, which could subject the Fund to further potential liabilities.
The Fund has entered into an indemnity agreement with the Adviser whereby the Adviser has agreed to indemnify and hold harmless the Fund from losses, including costs and expenses associated with rescission claims and reasonable attorneys’ fees related thereto. Therefore, the Fund may not bear the expenses associated with any damages paid to shareholders if current or former shareholders seek rescission and/or damages.

USE OF PROCEEDS
The Fund will invest the proceeds of the continuous offering of Shares on an ongoing basis in accordance with its investment objectives and policies as stated below. The proceeds of the offering may be initially invested by the Fund in short-term, high-quality debt securities, money market instruments or money market funds, in addition to, or in lieu of, investments consistent with the Fund’s investment objectives and policies. It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objectives and policies within approximately three months after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objectives and policies, and except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes. If the Fund is delayed in investing the proceeds of the offering, the Fund’s distributions could consist, in whole or in part, of a return of capital. In addition, the Fund may maintain a portion of the proceeds in cash to meet operational needs, as well as pay for offering costs associated with the sale of the Fund’s Shares. Thus, there is no guarantee that the Fund will be able to assemble and achieve its proposed investment portfolio with the proceeds of the offering; and as a result, the Fund may be prevented from achieving its objectives during any time in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.
THE FUND
The Fund was formed in Delaware on March 10, 2011 and is registered under the Investment Company Act as a closed-end investment management company. The Fund is a “non diversified company” under the Investment Company Act, meaning that it does not have at least 75% of the value of its total assets represented by cash and cash items (including receivables), government securities, securities of other investment companies, and other securities limited in respect of any one issuer to an amount not greater than 5% of the value of its total assets and to not more than 10% of the outstanding voting securities of such issuer.
The Fund currently offers a single class of Shares designated as “common shares.” Shares of the Fund are continuously offered under the Securities Act. Shares are not listed, and the Fund does not intend to list Shares for trading, on any national securities exchange. The Fund is an interval fund that provides limited liquidity through a quarterly Repurchase Offers of Shares at NAV pursuant to Rule 23c-3 under the Investment Company Act.
The Fund’s address is 5555 DTC Parkway, Suite 330, Greenwood Village, Colorado 80111 and its telephone number is (877) 200-1878.
INVESTMENT OBJECTIVES, INVESTMENT STRATEGIES AND INVESTMENT FEATURES
Investment Objectives
The Fund’s primary investment objective is to seek consistent current income, while the Fund’s secondary objectives are capital preservation and long-term capital appreciation. The Fund’s ability to achieve current income and/or long-term capital appreciation will be tempered by the investment objective of capital preservation. The Adviser seeks to achieve the Fund’s objective by investing primarily in (i) investments in third party private funds that themselves invest in real estate (through real estate investment trusts (“REITs”)) and in debt investments secured by real estate (collectively, the “Private Funds”); and (ii) domestic and international publicly traded real estate securities, such as common and preferred stock of publicly listed REITs and other real estate related companies and publicly traded real estate debt securities (“Real Estate Securities” and together with the Private Funds, “Real Estate-Related Investments”). Under normal market conditions, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in Real Estate-Related Investments.
The Fund is a multi-strategy, multi-manager fund that seeks to achieve its investment objectives primarily through the selection and monitoring of, and the allocation of assets of the Fund to, Private Funds and Sub-Advisers that the Adviser believes will meet the Fund’s investment objectives. While maintaining a balance of strategies, markets, risks and institutional asset managers within the real estate industry, it is the intent that over time the Fund’s portfolio reflect the broad trends of the real estate market. The Fund’s investment strategy seeks to attain portfolio stability and favorable risk-adjusted investment returns with a focus on income and a low correlation to the publicly-traded equities markets. The Fund pursues its investment strategy by seeking to diversify its overall Real Estate-Related Investment portfolio by: (i) geography: asset holdings primarily in the United States but with certain holdings across the rest of North America, Europe, Asia, Australia and other geographic regions; (ii) property type:

investments in multi-family, industrial, office, retail, hotel and other property types; (iii) strategy: differing property and securities acquisition, underwriting and management strategies; and (iv) capital structure: investments that include debt and equity securities, including preferred stock. Subject to the repurchase policies of the Private Funds, the Adviser expects to reallocate the Fund’s assets in response to changes in market values and the performance of the Managers. The Adviser aims to maintain a portfolio of investments that includes a variety of strategies, markets and types of Managers.
The Fund has been designed to afford the Adviser flexibility to deploy assets in real estate investment strategies it deems appropriate under prevailing economic and market conditions. Accordingly, at any given time, the Fund may not invest in all of the enumerated real estate investment strategies described in this Prospectus, and the Fund’s investment allocation is not fixed and will likely not be equally weighted. The Adviser may add different investment strategies at its discretion within the real estate sector, consistent with its investment objectives.
Additional information about the types of investments that are expected to be made by the Fund is provided below and in the SAI. The Fund’s investment objectives are a fundamental policy and may not be changed without the approval of shareholders. Except as otherwise indicated, the Fund’s investment policies and restrictions are not fundamental and may be changed without a vote of the shareholders. See “Additional Investment Policies – Fundamental Policies” in the SAI.
No assurance can be given that the Fund will achieve its investment objectives.
Investing in Real Estate-Related Investments
The Fund may invest directly in, and gain exposure to, investment strategies, which involve various types of properties, in different geographic locations, with various risk/reward profiles and differing pieces of the capital structure including equity, debt or preferred securities. The Fund has been designed to afford the Adviser flexibility to deploy assets in real estate investment strategies it deems appropriate under prevailing economic and market conditions. Allocations to a Private Fund may vary over time upon the ongoing monitoring of the Adviser and continuous analysis of alternative real estate managers and real estate securities managers. As noted above, the Fund will limit its investment in any one Private Fund to less than 25% of its assets. Under normal circumstances, at least 60% of the Fund’s assets are expected to be invested in Private Funds, with the balance of the Fund’s assets allocated to Sub-Advisers and to cash and cash equivalents. The Fund is not limited in the types of Private Funds and Sub-Advisers that it may select or the types of investment activities in which they may engage, within the real estate sector and consistent with its investment objectives. The Adviser will consider investing in Private Funds that pursue a wide range of long-only real estate investment strategies with buy and hold strategies that do not incorporate the trading of real estate assets. The Private Funds may not sell securities short and may not write uncovered options. The Fund will not invest in Private Funds that charge an uncapped performance or incentive fee, but may invest in Private Funds that have a variable fee tied to performance, as long as the variable fee is capped so the maximum fee would be known by the Adviser. Likewise, Sub-Advisers that are selected to sub-advise a specified portion of the Fund’s assets for investment in Real Estate Securities may only use long-only or buy and hold investment strategies, and will be restricted from selling securities short and writing uncovered options. The following is a brief description of the strategies implemented by the Fund, which strategies are employed on a collective basis to achieve the Fund’s objectives.
Private Funds. The Fund gains exposure to Real Estate-Related Assets in part through investments in Private Funds. Private Funds are pooled investment vehicles, which are typically exempt from registration, that have shareholders other than the Fund. The Fund will be an investor in the Private Funds as any typical investor would be. Some of these Private Funds themselves invest in real estate through underlying REITs. Other Private Funds invest in debt investments secured by real estate either directly or through entities that do not qualify as REITs. On an overall basis, approximately 90% of the Private Fund assets will be held in REITs. Furthermore, the Fund will typically limit its exposure to debt investments secured by real estate and held in Private Funds through entities that do not qualify as REITs to less than 10% of its total assets. Private Funds typically accept investments on a continuous basis, have quarterly repurchases, and do not have a defined termination date. The Fund will not invest in Private Funds that hold themselves out or otherwise operate as “hedge funds.” The Fund may invest in Private Funds with a variety of real-estate related strategies and risk/return characteristics.
Real-Estate Related Debt. The Private Funds may invest in real estate debt investments, among other things, including commercial real estate loans and other real estate-related securities. The Fund intends to identify Private Funds with Managers that focus on the major property types within commercial real estate (multifamily, industrial, office and retail), but the Fund may also seek debt investments in respect of certain other property types with strong credit characteristics. The Private Funds may make such investments through investment and origination of first mortgage loans as well as subordinated debt (B-notes and mezzanine loans), participating loans, bridge loans, and other secured real estate-related debt.
Core. The Fund may invest in Private Funds with strategies that target high-quality portfolios with real estate assets that provide relatively lower and more stable returns. Investments are typically located in primary markets and in the main property types (offices, retail, industrial and multi-family). Properties are stable, well-maintained, well-leased and often of the Class A variety. For example, office properties tend to be Class A buildings with investment grade tenants. Multi-family properties are usually in major metropolitan cities with higher rental rates. Retail would typically be more traditional neighborhood and community strip-mall centers, as well as regional and super regional malls. The Adviser believes that warehouse and research and development properties in strong distribution centers typically offer better chances for predictable cash flow within the industrial sector. The Fund intends to identify investments within this strategy that anticipate limited or no leverage (0% to 30%) or additional capital investment, maintain relatively stable and high occupancy levels and typically carry premium rents within a market. As an example, a Class A office property may broadly be defined as 100,000 square feet or larger (five or more floors), concrete and steel construction, recently built and/or very well maintained (excellent condition), with business/support amenities and in a strong identifiable location with good access to a primary metropolitan market.
Core Plus. The Fund may invest in Private Funds with strategies that seek moderate risk portfolios with real estate that provides moderate returns. Investments are predominantly core but with an emphasis on a modest value add management approach. A core-plus portfolio requires slightly more complex financial structuring and management intensive focus than core portfolio of investments. Focus is on the main property types, in both primary and secondary markets, in Class A or lower quality buildings that require some form of enhancement ( i.e. , repositioning, redevelopment and/or releasing). The Fund intends to identify investments within this strategy that anticipate between 30% to 49% leverage and some additional capital investment. In comparison to the Class A example above, a Class B property may be renovated and/or in good condition, potentially smaller in size, in a good location in a primary or secondary metropolitan market.
Value Added. The Fund may invest in Private Funds with strategies that typically focus on more aggressive active asset management and often employs more leverage. Investment portfolios typically target lower quality buildings, in both primary and secondary markets in the main property types. Properties are considered value added when they exhibit management or operational problems, require physical improvement, and/or suffer from capital constraints. Buildings often require enhancement to upgrade them to Class A buildings ( i.e. , redevelopment/repositioning/releasing). The Fund intends to identify investments within this strategy that anticipate between 50% to 65% leverage and additional capital investment.
The Private Funds will not be registered as investment companies under the Investment Company Act. See “Risk Factors – Private Funds Risk.” Unlike registered investment companies, the Private Funds currently are not obligated by regulations or law to publicly disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the allocation of its assets, and otherwise comply with the Code, and ultimately may limit the universe of Private Funds in which the Fund can invest. In order to ensure compliance with all applicable regulatory requirements, the Fund will seek to invest in Private Funds that utilize private REIT investment vehicles (as defined for federal tax purposes under the Code) as the Adviser expects that income from such REIT entities would comply with the RIC 90% investment income requirement under the Code. See “Taxes.”
The Adviser will only select Private Funds that invest in real estate and/or real estate-related debt. These Private Funds will operate in a variety of global markets.
Real Estate Securities. The Fund may invest directly in Real Estate Securities, including equity and debt securities issued by real estate related companies. The Adviser has engaged the Sub-Advisers to invest the Fund’s assets in Real Estate Securities.
Global Real Estate Equities . The Fund seeks global real estate equity investments that the Adviser believes will generate competitive total returns and current income. These investments typically include equity securities issued by U.S. and non-U.S. real estate companies, including REITs and similar REIT-like entities. REIT-like entities are organized outside of the U.S. and have operations and receive tax treatment similar to that of U.S. REITs. The Fund may also invest in securities of foreign companies in the form of ADRs, GDRs and EDRs. The Sub-Advisers employ a risk-managed investment approach that focuses on companies the Sub-Advisers believe have potential for growth and/or strong income characteristics.
Real Estate Preferred Equities. The Fund seeks real estate preferred equity investments that the Adviser believes will generate high income and capital preservation. These investments typically include preferred stock of REITs and other real estate-related companies. The Sub-Advisers apply differing strategies, including, but not limited to, a value-oriented investment approach focused on credit quality and company fundamentals. The Sub-Advisers will evaluate the fundamental characteristics of the issuers, including creditworthiness and prevailing market factors. This approach will take into account an issuer’s corporate and capital structures and placement of the preferred securities within that structure.
Real Estate Debt. The Fund’s direct real estate debt investments include commercial real estate loans and other real estate-related securities that the Sub-Advisers believe will generate a stable income stream of attractive and consistent cash distributions. The Fund may make such investments through investment and origination of first mortgage loans as well as subordinated debt (B-notes and mezzanine loans), commercial mortgage backed securities (“CMBS”), participating loans, bridge loans and other secured and unsecured real estate-related debt.
The Adviser will delegate to Sub-Advisers the management of a designated portion of the Fund’s assets for investment in Real Estate Securities. Underlying equity securities chosen by the Sub-Advisers may be listed or unlisted and underlying debt securities may be rated or unrated.
Other Investments. In certain circumstances or market environments the Fund may reduce its investment in Real Estate-Related Investments and hold a larger position in short-term, high-quality debt securities, money market instruments or money market funds, cash or cash equivalents. The Fund may also invest excess cash balances in short-term investments deemed appropriate by the Adviser. The Fund may use derivative strategies for hedging exposure to foreign currencies and interest rates.
Selection of Private Funds and Sub-Advisers
The Adviser follows certain general guidelines when reviewing and selecting Private Funds and Sub-Advisers. The Adviser takes into consideration the following criteria, as applicable, when selecting the approved Managers: assets under management; length of time in the business; stability and depth of corporate management; stability and depth of investment management team; investment strategies, target returns and leverage limitations; investment process and research capacity; existing portfolio composition and valuation; structure of any Private Funds and tax considerations; historical performance and reputation; fees and expenses; conflicts policies; reporting and valuation policies/process; and investor rights and controls.
Although the Adviser will attempt to apply the guidelines consistently, the guidelines involve the application of subjective and qualitative criteria and, the selection of Private Funds and Sub-Advisers is a fundamentally subjective process. The use of the selection guidelines may be modified or eliminated at the discretion of the Adviser. In addition, some Private Funds may be newly organized and have no, or only limited, operating histories. However, the Adviser typically will select Managers whose principals have substantial experience investing assets in real estate and/or Real Estate Securities. There can be no assurance that the Adviser will be able to access Private Funds or Sub-Advisers that will enable the Fund to meet its objectives.
Other than regulatory limitations applicable to a RIC, the Adviser is not bound by any fixed criteria in allocating assets to Private Funds. Private Funds have some flexibility to make investments in accordance with the market environment and employ leverage, as permitted within the operative documents for their investment vehicle and limitations set forth in the Code for operation of a REIT or corporate entity. See “Risk Factors – Concentration Risk” and “– Leverage Risk.” While the approved Private Funds and Sub-Advisers have been reviewed and approved by the Adviser, there is no guarantee that any one Private Fund or Sub-Adviser will receive an allocation of the Fund’s assets for investment. When a Private Fund or Sub-Adviser is selected, the allocation of assets may vary substantially for each. Additionally, there can be no assurance that a Private Fund or Sub-Adviser will have the capacity to accept additional assets for management and there may be a delay in the acceptance of such an investment that may change the Fund’s ability to utilize such approved Private Fund or Sub-Adviser. Neither the Private Funds nor the Sub-Advisers may sell securities short and may not write uncovered options.

The current investment guidelines developed by the Adviser include a review of the Private Funds and Sub-Advisers. In conducting this review, the Adviser will rely on its analysis and due diligence process for the selection of the appropriate Private Funds and Sub-Advisers. The Adviser may engage research and consulting services to assist in the aggregation and review of due diligence materials for each of the Private Funds and Sub-Advisers that it considers . In addition, the Adviser seeks to conduct a multi-step process to review and evaluate each potential Private Fund and each potential Sub-Advisers that includes: meetings, questionnaires, interviews, and reference calls. The goal of the due diligence process is to evaluate: (i) the background of the Manager’s firm and its respective team; (ii) the infrastructure of the Manager’s research, evaluation and investment procedures; (iii) the Manager’s strategies and method of execution; (iv) the Manager’s risk control and portfolio management processes; and (v) the differentiating factors that the Adviser believe give a Private Fund or Sub-Advisers an advantage over other potential investment funds and Managers.
Once a Private Fund is selected, the Fund and the Adviser continue to review the investment process and performance of the Private Fund. The Adviser and the Board engage in the necessary due diligence to ensure that the Fund’s assets are invested in Private Funds that provide reports that will enable them to monitor the Fund’s investments as to their overall performance, sources of income, asset valuations and liabilities. The Adviser, subject to the repurchase policies of the Private Funds, may reallocate the Fund’s assets among the Private Funds, redeem its investment in Private Funds, and/or select additional Private Funds.
In addition, once a Sub-Adviser is selected, by the Adviser, the Board and a majority of the existing shareholders (at such time), to sub-advise a specified portion of the Fund’s assets for investment in Real Estate Securities the Fund and the Adviser continue to review the investment process and performance of the Sub-Advisers. The Adviser and the Board engage in the necessary due diligence to ensure that the Fund’s assets are invested in Real Estate Securities that are consistent with the Fund’s investment objective and RIC requirements and that the investment performance in such securities is satisfactory.
The Fund’s investment program is speculative and entails substantial risks. There can be no assurance that the Fund’s or the Private Funds’ investment objectives will be achieved or that their investment programs will be successful. In particular, a Private Fund’s use of leverage, its sector or geographic focus, its limited diversification and the limited liquidity of some of its investments, in certain circumstances, can result in or contribute to significant losses to the Fund. Shareholders should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved. Shareholders could lose some or all of their investment. The current investment themes and the research and investment process presented in this material represent the views of the Adviser at the time this material was completed and are subject to change without notice.

MANAGEMENT OF THE FUND
Directors and Officers
The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. There are currently seven directors of the Fund, three of whom are treated by the Fund as “interested persons” (as defined in the Investment Company Act). The names and business addresses of the directors and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI.
Control Persons
[To be updated by amendment]
A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of [   ], 2020, the Fund did not know of any person that controlled the Fund.
Adviser and Investment Management Fee
Under the ultimate supervision of and subject to any policies established by the Board, the Adviser provides investment advice to and manages the day-to-day business and affairs of the Fund pursuant to an investment management agreement between the Fund and the Adviser (the “ Investment Management Agreement ”). In addition to managing a portion of the Fund’s assets directly, the Adviser has responsibility, subject to the review and approval of the Board, for selecting and the Fund’s strategies and for selecting and hiring the Sub-Advisers to the Fund. The Adviser allocates the Fund’s assets and monitors the Sub-Advisers’ investment programs for consistency with the Fund’s investment objective and strategies. The Adviser may, at its discretion, reallocate the Fund’s assets among itself and the Sub-Advisers, allocate assets away from Sub-Advisers, and select additional Sub-Advisers subject to review and approval of the Board. The Adviser also provides certain administrative services to the Fund, including: providing office space, handling of shareholder inquiries regarding the Fund, providing shareholders with information concerning their investment in the Fund, coordinating and organizing meetings of the Board, and providing other support services.
In consideration for its investment management services, the Fund pays the Adviser an Investment Management Fee equal to 0.95% annually of the average daily NAV. The Investment Management Fee is accrued daily and payable quarterly in arrears. The Investment Management Fee will be paid to the Adviser out of the Fund’s assets. Because the Investment Management Fee is calculated based on the Fund’s average daily NAV and is paid out of the Fund’s assets, it reduces the NAV of the Shares.
Conflicts of interest exist as a result of the fact that the Adviser receives the Investment Management Fee irrespective of the allocation of the Fund’s assets. This conflict of interest arises because the amount of overall time, expense, and other resources expended to select and monitor sub-advisers may be less than what is expended to select and monitor underlying Private Funds. If the overall time, expense, and other resources expended by the Adviser to select and monitor Sub-Advisers of the Fund is less than what the Adviser expends to select and monitor Private Funds, the Adviser will have an incentive to allocate more of the Fund’s assets to Sub-Advisers. The Board monitors this potential conflict of interest and any effect it may have on the Fund and its shareholders. Under normal circumstances, the Adviser does not believe that its overall cost and expense will differ materially between selecting and monitoring Private Funds on the one hand, or in compensating Sub-Advisers, on the other.
The Adviser is a boutique asset management firm that specializes in real asset investing with approximately $4.6 billion in assets under management as of March 31, 2020. The Adviser is registered with the U.S. Securities and Exchange Commission (the “ SEC ”) as an investment adviser under the Advisers Act. The Adviser’s offices are located at 5555 DTC Parkway, Suite 330, Greenwood Village, Colorado 80111, and its telephone number is (877) 200-1878.

The Investment Management Agreement may be terminated at any time by vote of the Board or by a vote of a majority of the Fund’s outstanding voting securities on sixty days’ written notice to the Adviser or by the Adviser on ninety days’ written notice to the Fund. The Investment Management Agreement had an initial term that expired two years after the Fund’s commencement of investment operations. Thereafter, the Investment Management Agreement continues in effect from year to year if its continuance is approved annually by either the Board or the vote of a majority of the outstanding voting securities of the Fund, provided that, in either event, the continuance also is approved by a majority of the Independent Directors of the Board. The Investment Management Agreement also provides that it will terminate automatically in the event of its “assignment,” as such term is defined in the Investment Company Act.
The Investment Management Agreement provides that in the absence of willful misfeasance, bad faith or gross negligence by the Adviser in the performance of its duties under the Investment Management Agreement or reckless disregard of its obligations under the Investment Management Agreement, the Adviser will not be liable to the Fund for any error of judgment or for any loss suffered by the Fund in connection with the subject matter of the Investment Management Agreement. The Investment Management Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund of the Adviser and its affiliates, and their respective partners, members, managers, directors, officers, shareholders, employees, and controlling persons (collectively, the “Indemnified Parties”), against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with the Fund, provided that such amounts were not the direct result of willful misfeasance, bad faith or gross negligence on the part of such Indemnified Party in the performance of its duties (if any) under the Investment Management Agreement or resulted from such Indemnified Party’s reckless disregard of its obligations and duties (if any) under the Investment Management Agreement.
A discussion regarding the basis for the Board’s approval of the Investment Management Agreement between the Fund and the Adviser (the “ Investment Management Agreement ”) is available in the Fund’s semi-annual report to shareholders for the fiscal period ended September 30, 2019.
Key Personnel of the Adviser
The Adviser’s Investment Committee reviews and approves all investments made by the Fund. The members of the Investment Committee listed below maintain primary responsibility for the day-to-day management of the Fund’s investment portfolio. The senior executives on the Adviser’s Investment Committee have substantial experience with the establishment, underwriting, and management of investment products consisting primarily of real asset investment products and real estate-related securities. The members of the Adviser’s Investment Committee are not employed by the Fund and do not receive direct compensation from the Fund in connection with their portfolio management activities. The SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities of the Fund.
Name	Title	Since	Recent Experience
Casey Frazier, CFA	Chief Investment Officer	Inception	Chief Investment Officer of Versus Capital Advisors. Mr. Frazier is the Chairman of the Versus Investment Committee. He has served as the CIO since joining the Adviser in 2011.
William R. Fuhs, Jr.	President	Inception	President of Versus Capital Advisors. Mr. Fuhs is a member of the Versus Investment Committee. He has served as the President since joining the Adviser in 2010.
Dave Truex, CFA	Deputy Chief Investment Officer	August 2017
Deputy Chief Investment Officer of Versus Capital Advisors. Mr. Truex is a member of the Versus Investment Committee. He has served as the Deputy CIO since joining the Adviser in 2017. Prior to joining the Adviser, Mr. Truex was a Portfolio Manager for Colorado’s Public Employees Retirement Association.

Sub-Advisers and Sub-Advisory Fees
The Adviser has responsibility, subject to oversight by the Board, for overseeing the Sub-Advisers and for recommending their hiring, termination and replacement. The Adviser may only enter into new sub-advisory relationships for the Fund upon Board approval and upon the approval of a majority of the Fund’s outstanding voting securities pursuant to the Investment Company Act. If such approval is obtained, the Adviser (or the Fund) may enter into sub-advisory relationships with registered investment advisers that possess skills that the Adviser believes will aid it in achieving the Fund’s investment objective. The Adviser has entered into such sub-advisory agreements with the following Sub-Advisers:
Principal Real Estate Securities
The Adviser has engaged Principal Real Estate Investors, LLC (“PrinREI”) a registered adviser under the Advisers Act, to act as an independent sub-adviser to the Fund. PrinREI has been managing commercial real estate securities since 1998 and is a wholly-owned, indirect subsidiary of Principal Financial Group, Inc., a public company listed on the Nasdaq Global Select Market (symbol: PFG). PrinREI focuses on investments in publicly traded real estate securities including both equity and debt investments in both U.S. and non-U.S. markets. PrinREI is located at 711 High Street, Des Moines, IA 50392. PrinREI typically seeks to provide exposure to publicly traded Real Estate Securities on behalf of the Fund. PrinREI is paid a management fee by the Fund’s shareholders based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and range from 0.60% down to 0.55% based on assets under management.
The key decision makers for the portfolio are the REIT equities portfolio managers Kelly Rush, Anthony Kenkel, Simon Hedger and senior CMBS portfolio managers Marc Peterson and Scott Carson. The team averages over 20-years tenure with the firm and averages over 30 years of investment experience. The Statement of Additional Information provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Fund.
Name	Title	Since	Recent Experience
Kelly Rush	Chief Investment Officer	1987	Mr. Rush is the CIO and a Global Portfolio Manager for PrinREI. Mr. Rush has been with the firm since 1987.
Anthony Kenkel	Portfolio Manager	2001	Mr. Kenkel is a Global Portfolio Manager for PrinREI. Mr. Kenkel has been with the firm since 2001.
Simon Hedger	Portfolio Manager	2003	Mr. Hedger is a Global Portfolio Manager for PrinREI. Mr. Hedger has been with the firm since 2003.
Marc Peterson	Portfolio Manager	1992	Mr. Peterson is the CIO-CMBS for PrinREI. Mr. Peterson has been with the firm since 1992.
Scott Carson	Portfolio Manager	2003	Mr. Carson is a Global Portfolio Manager for PrinREI. Mr. Carson has been with the firm since 2003
A discussion regarding the basis for the Board’s approval of the continuation of the Investment Sub-Advisory Agreement between the Adviser and PrinREI (the “ PrinREI Sub-Advisory Agreement ”) is available in the Fund’s semi-annual report to shareholders for the fiscal period ended September 30, 2019. In addition, a discussion regarding the basis for the Board’s approval of an amendment to the PrinREI Sub-Advisory Agreement will be available in the Fund’s annual report to shareholders for the fiscal year ended March 31, 2020.
Security Capital Research & Management
The Adviser has engaged Security Capital Research & Management Incorporated (“Security Capital”) a registered adviser under the Advisers Act, to act as an independent sub-adviser to the Fund. Founded in 1995, Security Capital operates with an exclusive focus on investments in U.S.-based real estate securities. Security Capital is located at 10 South Dearborn Street, Suite 1400, Chicago, Illinois 60603. Security Capital typically seeks to provide exposure to publicly traded Real Estate Securities on behalf of the Fund using a detailed real estate research process that is focused on the cash flow generating potential of the real estate owned by the companies in whose securities the Fund invests. Security Capital is paid a management fee by the Fund’s shareholders based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and ranging from 1.0% down to 0.50% based on assets under management. Security Capital has a deep and experienced investment team contributing to the management of the assets managed on behalf of the Fund.
The Portfolio Management Team comprising Anthony R. Manno Jr., Kenneth D. Statz, Kevin W. Bedell and Nathan J. Gear directs all investment decisions and average over 33 years of investment and real estate experience in all market cycles since the 1970s. The Statement of Additional Information provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Fund.
Name	Title	Since	Recent Experience
Anthony Manno	CEO & CIO	1994	Mr. Manno is the CEO and CIO of Security Capital. Mr. Manno has been with the firm since 1994.
Ken Statz	Chief Market Strategist	1995	Mr. Statz is the Chief Market Strategist of Security Capital. Mr. Statz has been with the firm since 1995.
Kevin Bedell	Head of Investment Research	1996	Mr. Bedell is the Head of Investment Research of Security Capital. Mr. Bedell has been with the firm since 1996.
Nathan J. Gear	Executive Director	2006	Mr. Gear is senior member of the Investment Research Team, he leads the fundamental analysis and pricing of REIT fixed income senior securities.
A discussion regarding the basis for the Board’s approval of the continuation of the Investment Sub-Advisory Agreement between the Adviser and Security Capital (the “ Security Capital Sub-Advisory Agreement ”) is available in the Fund’s semi-annual report to shareholders for the fiscal period ended September 30, 2019. In addition, a discussion regarding the basis for the Board’s approval of an amendment to the Security Capital Sub-Advisory Agreement will be available in the Fund’s annual report to shareholders for the fiscal year ended March 31, 2020.
Other Expenses of the Fund
The Fund bears all expenses incurred in connection with its operations, other than those specifically required to be borne by the Adviser and other service providers pursuant to their agreements with the Fund. Expenses borne by the Fund may include:
•
all costs and expenses related to portfolio transactions and investments for the Fund’s portfolio, including, but not limited to, brokerage commissions, research fees (including “soft dollars”), interest and commitment fees on loans and debt balances, custodial fees, shareholder servicing fees, margin fees, transfer taxes and premiums and taxes withheld on foreign dividends, and expenses from investments in the Private Funds;

•	all costs and expenses associated with operation and registration of the Fund, offering costs and the costs of compliance with any applicable Federal or state laws;
•
the costs and expenses of holding any meetings of the Board that are regularly scheduled, permitted or required to be held under the terms of the LLC Agreement, the Investment Company Act or other applicable law;

•	fees and disbursements of any attorneys, accountants, auditors and other consultants and professionals engaged on behalf of the Fund;
•	the costs of a fidelity bond and any liability or other insurance, including director and officer insurance, obtained on behalf of the Fund or the Board;
•	all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to shareholders;
•
all expenses of computing the Fund’s NAV, including any equipment or services obtained for the purpose of valuing the Fund’s investment portfolio, including appraisal and valuation services provided by third parties;

•	all charges for equipment or services used for communications between the Fund and any custodian, or other agent engaged by the Fund;
•	the fees of BNY Mellon and of custodians, transfer agents, and other persons providing administrative services to the Fund;
•	personnel costs and expenses for the Fund’s Chief Compliance Officer; and
•	such other types of expenses as may be approved from time to time by the Board.
The Fund will reimburse the Adviser for any of the above expenses that it pays on behalf of the Fund.
Additional Service Providers
BNY Mellon performs certain administrative and accounting services and shareholder services for the Fund and the Adviser. In consideration for these services, the Fund pays BNY Mellon an annual fee, which will accrue daily on the basis of the average daily NAV of the Fund, subject to a minimum service fee monthly.
In addition, BNY Mellon serves as the Fund’s Transfer Agent and maintains the Fund’s accounts, books and other documents as required to be maintained under the Investment Company Act at 4400 Computer Drive, Westborough, MA 01581, or at such other place as designated by the Adviser.
The Bank of New York Mellon (the“Custodian”) serves as the Fund’s custodian. The Custodian’s principal business address is 4400 Computer Drive, Westborough, MA 01581.
SUITABILITY OF THE INVESTMENT
An investment in the Fund involves a considerable amount of risk. You may lose money or your entire investment in the Fund. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. An investment in the Fund may be appropriate for long-term investors seeking to diversify their total investment portfolios by pursuing income and potential growth by adding a real estate exposure to their total portfolio. Before making your investment decision, you and/or your personal financial adviser should consider (i) the suitability of this investment with respect to your investment objectives and personal situation and (ii) factors such as your personal net worth, income, age, risk tolerance and liquidity needs. The Fund should be considered an illiquid investment. You will not be able to redeem your Shares on a daily basis because the Fund is a closed-end fund; however, limited liquidity will be available through quarterly Repurchase Offers described in this Prospectus. In addition, the Shares are not traded on an exchange and there is currently no secondary market for the Shares. See “Risk Factors – Interval Fund Risk” and “– Liquidity Risk.”
HOW TO PURCHASE SHARES
The Fund offers Shares continuously at the prevailing NAV per Share. Shares are not subject to any upfront sales load, distribution fee or early withdrawal charge. Shares are only available for purchase by: (i) institutional investors, including registered investment advisers (“ RIAs ”), banks, trust companies or similar financial institutions investing for their own account or for accounts for which they act as a fiduciary and have authority to make investment decisions (subject to certain limitations) and clients of such institutional investors that have accounts for which such institutional investors are bound by an applicable fiduciary standard, and (ii) the executive officers, directors or general partners of the Fund or the Adviser. The minimum initial investment per institutional investor of the Fund (including, with respect to clause (i) above, cumulative investments of the clients of any institutional investor of the Fund) is $10 million and the minimum for those investors defined by clause (ii) above is $10,000. There is no minimum amount for subsequent purchases of Shares. The Adviser has the authority to waive the minimum investment requirements or allow investors in the Fund who do not fit the above descriptions under certain circumstances.
Shares generally will only be available through certain financial intermediaries that provide custodial and/or clearing services for the Fund’s institutional investors ( e.g. , banks, brokerages, investment advisers, trusts, financial industry professionals, etc., collectively referred to as “Intermediaries” and individually as “Intermediary”). You may purchase Shares from any Intermediary by submitting an order to purchase Shares on any day that the New York Stock Exchange (the “ NYSE ”) is open for business (each, a “Business Day”). An Intermediary can help you establish and maintain an account with such Intermediary and purchase Shares of the Fund for such account. The

Fund has authorized one or more Intermediaries to receive orders to purchase of Shares or repurchase orders in response to a Repurchase Offer, on its behalf. Further, Intermediaries are authorized to designate other Intermediaries to receive orders to purchase Shares and repurchase orders in response to a Repurchase Offer. Once an Intermediary has determined that your investment in the Fund is suitable for your investment profile, such Intermediary shall submit a purchase order for Shares to the Fund’s Transfer Agent. The Fund will be deemed to have received a purchase or repurchase order when an Intermediary or its authorized designee submits the order to the Fund’s Transfer Agent. The Shares are offered at the prevailing NAV per Share as of the Business Day that the request to purchase Shares is received and accepted by or on behalf of the Fund. The Fund expects to distribute Shares principally through Intermediaries. Because an investment in Shares involves many considerations, your financial advisor or other Intermediary may help you with your investment decision. You also should discuss with your financial advisor or Intermediary any payments received as a result of your investment in our Shares.
The Uniting and Strengthening America by Providing Appropriate Tools Required to Obstruct Terrorism Act (commonly referred to as the USA PATRIOT Act) may require an Intermediary or its authorized designee to obtain certain personal information from you, which will be used to verify your identity. If you do not provide information, it may not be possible to open your account. If the Intermediary or authorized designee is unable to verify your customer information, the Fund reserves the right to close your account or take other steps it deems reasonable.
REPORTS TO SHAREHOLDERS
The Fund sends out periodic reports to all investors, including annual audited financial statements. In order to reduce duplicative mail and fees and expenses of the Fund, the Fund may, in accordance with applicable law, send a single copy of the Fund’s Prospectus and shareholder reports to your household even if more than one family member in your household owns Shares of the Fund. Additional copies of the Prospectus and shareholder reports may be obtained by calling (877) 200-1878. If you do not want to consolidate your Fund mailings and would prefer to receive separate mailings at any time in the future, please call the number above and the Fund will furnish separate mailings, in accordance with instructions, within 30 days of your request.
LEGAL PROCEEDINGS
The Fund may become involved in legal proceedings in the ordinary course of its business. The Fund is not currently involved in any material legal proceedings and, to the Fund’s knowledge, no material legal proceedings are threatened against the Fund.

DISTRIBUTION POLICY AND DIVIDEND REINVESTMENT POLICY
The Fund intends to make regular quarterly distributions to the shareholders of all or a portion of any dividends or investment income it earns on investments. In addition, the Fund will make regular distributions to the shareholders of all or a portion of capital gains distributed to the Fund by Private Funds and capital gains earned by the Fund from the disposition of Private Funds or other investments, together with any dividends or interest income earned from such investments, in accordance with the requirements of the Investment Company Act and the Internal Revenue Code. Distributions by the Fund may include returns of capital for U.S. federal income tax purposes. The Fund will establish reasonable cash reserves to meet Fund cash payment obligations prior to making distributions.
All distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder “opts out” (elects not to reinvest in additional Shares), pursuant to the Fund’s Dividend Reinvestment Policy. A shareholder may elect initially not to reinvest by indicating that choice on a shareholder certification. Thereafter, a shareholder is free to change his, her or its election on a quarterly basis by contacting BNY Mellon (or, alternatively, by contacting the Intermediary through which the shareholder acquired his, her or its Shares, who will inform the Fund). Shares purchased by reinvestment will be issued at their NAV on the ex-dividend date. The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions. Distributions are taxable as described herein whether shareholders receive them in cash or reinvest them in additional shares. See “Taxes.”
QUARTERLY REPURCHASES OF SHARES
The Fund has adopted a fundamental policy that it will make quarterly Repurchase Offers for no less than 5% of its Shares outstanding at NAV, unless suspended or postponed in accordance with regulatory requirements (as discussed below). This amount may be adjusted by the Board at any time to an amount no less than 5% nor more than 25% of the outstanding Shares. Each quarterly repurchase will be at the NAV per Share determined as of the close of business typically as of the Repurchase Request Deadline, but no later than the 14 th day after the Repurchase Request Deadline (each, a “ Repurchase Pricing Date ”). Because this policy is “fundamental,” it may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities. Shares will be repurchased at the NAV per Share determined as of the close of regular trading on the NYSE on the Repurchase Pricing Date.
Shareholders will be notified in writing about each quarterly Repurchase Offer, how they may request that the Fund repurchase their Shares and the Repurchase Request Deadline, which is the date the Repurchase Offer ends. The Repurchase Request Deadline will be determined by the Board and will be based on factors such as market conditions, liquidity of the Fund’s assets and shareholder servicing conditions. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days and is expected to be approximately 30 days. Certain authorized institutions, including custodians and clearing platforms, may set times prior to the Repurchase Request Deadline by which they must receive all shareholder repurchase requests and may require certain additional information. In addition, certain clearing houses may require shareholders to submit repurchase requests only on the Repurchase Request Deadline. The repurchase price of the Shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Date, which is within 7 days of the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the Investment Company Act and other applicable laws. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds will be paid to shareholders prior to the Repurchase Payment Date.
Repurchase Amounts
The Board, or a committee thereof, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “ Repurchase Offer Amount ”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% of the total number of Shares outstanding on the Repurchase Request Deadline. This amount may be adjusted by the Board at any time to an amount no less than 5% nor more than 25% of the outstanding Shares.
If Share repurchase requests exceed the number of Shares in the Fund’s Repurchase Offer, the Fund may, in its sole discretion (i) repurchase the tendered Shares on a pro rata basis or (ii) increase the number of Shares to be repurchased by up to 2.0% of the Fund’s outstanding Shares. If the Fund determines to repurchase additional Shares beyond the repurchase offer amount and if shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the tendered Shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by Shareholders who own less than one hundred shares and who tender all of their Shares, before prorating other amounts tendered. Because of the potential for pro ration, tendering shareholders may not have all of their tendered Shares repurchased by the Fund.
Shares repurchased by the Fund are not subject to an early withdrawal charge.
Notice to Shareholders
Notice of each Repurchase Offer will be given to each beneficial owner of Shares between 21 and 42 days before each Repurchase Request Deadline. The notice will describe (i) instructions for shareholders to tender their Shares for repurchase, (ii) the procedures for the Fund to repurchase Shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a Repurchase Offer, and (iv) the procedures that will enable shareholders to withdraw or modify their tenders of Shares for repurchase until the Repurchase Request Deadline. The notice will also state the Repurchase Offer Amount, the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the scheduled Repurchase Payment Date. The notice will contain information shareholders should consider in deciding whether or not to tender their Shares for repurchase, including the risk of fluctuation in the NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the scheduled Repurchase Pricing Date (if the scheduled Repurchase Pricing Date is not the Repurchase Request Deadline).
Repurchase Price
The repurchase price of the Shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. The notice of the Repurchase Offer will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date. The notice will also provide a toll-free number for information regarding the Repurchase Offer.
Suspension or Postponement of Repurchase Offer
The Fund may suspend or postpone a Repurchase Offer only: (a) if making or effecting the Repurchase Offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.
Liquidity Requirements
The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Date.
The Fund has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the Repurchase Offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take any action it deems appropriate to ensure compliance.
Consequences of Repurchase Offers
Repurchase Offers typically will be funded from available cash or sales of portfolio securities. Payment for repurchased Shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares in a Repurchase Offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. In addition, the sale of portfolio securities to finance repurchases could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.
Repurchase of the Shares will tend to reduce the amount of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional Shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of Shares by the Fund will be a taxable event to shareholders.
The Fund is intended as a long-term investment. The Fund’s quarterly Repurchase Offers are a shareholder’s only means of liquidity with respect to his, her or its Shares. Shareholders have no rights to redeem or transfer their Shares, other than limited rights pursuant to certain conditions and restrictions in the LLC Agreement. The Shares are not traded on a national securities exchange and no secondary market exists for the Shares, nor does the Fund expect a secondary market for the Shares to exist in the future.
CALCULATION OF NET ASSET VALUE
The Fund calculates its NAV once each Business Day typically as of the regularly scheduled close of normal trading on the NYSE (normally, 4:00 p.m., Eastern Time). If the regular schedule of the NYSE is for a close prior to 4:00 p.m. Eastern Time, such as on days in advance of holidays observed by the NYSE, the Fund typically will calculate its NAV as of such earlier closing time. In unusual circumstances, such as an unscheduled close or halt of trading on the NYSE, the Fund may calculate its NAV as of an alternative time. The NAV of the Fund will be equivalent to its assets less its liabilities valued on the basis of market quotations where available and otherwise in accordance with the policies and procedures as discussed below and specifically in the Fund’s Valuation Policy. The NAV of the Fund and the NAV per Share will be calculated by BNY Mellon daily in accordance with the valuation methodologies approved by the Board, as set forth below, or as may be determined from time to time pursuant to policies established by the Board.
Valuation Methodology – Publicly Traded Securities
Investments in securities that are listed on the NYSE are valued, except as indicated below, at the official closing price reflected at the close of the NYSE on the Business Day as of which such value is being determined. If there has been no published closing price on such day, the securities are valued at the mean of the closing bid and ask prices for the day or, if no ask price is available, at the bid price. Securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a similar manner. Securities traded on more than one securities exchange are valued at the closing price of the exchange representing the principal market for such securities on the Business Day as of which such value is being determined. If, after the close of a domestic or foreign market, but prior to the close of business on the day the securities are being valued, market conditions change significantly, the domestic or foreign securities may be valued pursuant to procedures established by the Board.
Securities traded in the over-the-counter market, such as fixed-income securities and certain equities, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the official closing prices as reported by sources as the Board deems appropriate to reflect their fair market value. If there has been no official closing price on such day, the securities are valued at the mean of the closing bid and ask prices for the day or, if no ask price is available, at the bid price. Fixed-income securities typically will be valued on the basis of prices provided by a pricing service, generally an evaluated price or the mean of closing bid and ask prices obtained by the pricing service, when such prices are believed by the Adviser to reflect the fair market value of such securities. Furthermore, the Fund’s Adviser will review the valuation methodology of any pricing service used in the Fund’s investment valuation process, subject to oversight and/or approval of the Board.
Short-term debt securities, which have a maturity date of 60 days or less, are valued at amortized cost, which approximates fair value.
Investments in open-end mutual funds are valued at their closing NAV.
Securities for which market prices are unavailable, or securities for which the Adviser determines that the market quotation is unreliable, will be valued at fair value pursuant to procedures approved by the Board. In these circumstances, the Adviser determines fair value in a manner that fairly reflects the market value of the security on the valuation date based on consideration of any information or factors it deems appropriate. These may include recent transactions in comparable securities, information relating to the specific security and developments in the markets.

The Fund’s use of fair value pricing may cause the NAV of the Shares to differ from the NAV that would be calculated using market quotations. Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security may be materially different than the value that could be realized upon the sale of such security.
Valuation Methodology – Private Funds
The Board has adopted procedures pursuant to which the Fund will value its investments in the Private Funds. Before investing in any Private Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by such Private Fund, which as a general matter will employ market values when available, and otherwise look at principles of fair value that the Adviser reasonably believes to be consistent with (but not necessarily the same as) those used by the Fund for valuing its own investments. The Adviser shall use its best efforts to ensure that each Private Fund has in place policies and procedures that are consistent with the practices provided for in the Real Estate Information Standards (“ REIS ”), as established and amended by the National Council of Real Estate Investment Fiduciaries (“ NCRIEF ”) in conjunction with the Pension Real Estate Association (“ PREA ”), or comparable standards which may apply. REIS provides underlying principles behind the disclosure of reliable information with adequate policies and practices that include, but are not limited to the following:
•
Property valuation standards and policy that are expected to be applied consistent with GAAP fair value principles and uniform appraisal standards or such comparable standards as may apply to international managers. Real estate investments are required to be valued, (a) internally (by the Private Fund’s manager) with third party (preferably an accounting or valuation firm) oversight to assure the reasonableness of and compliance with valuation policies, at least quarterly and (b) externally by an appraiser or other third party on an annual basis. Furthermore, the valuations should be performed with impartiality, objectivity and independence, and with control to demonstrate they have been completed fairly. This includes the maintenance of records of methods and techniques for valuation with sufficient documentation to understand the scope of work completed.

•
Market Value Accounting and Reporting Standards including the production of quarterly financial statements and annual audited financials. This also incorporates quarterly performance measurement and reporting standards for every asset held by the Private Fund.

After investing in a Private Fund, the Adviser will monitor the valuation methodology used by such Private Fund and its manager.
The Fund values its investments in Private Funds based in large part on valuations provided by the managers of the Private Funds and their agents. These fair value calculations will involve significant professional judgment by the managers of the Private Funds in the application of both observable and unobservable attributes. The calculated NAVs of the Private Funds’ assets may differ from their actual realizable value or future fair value. Valuations will be provided to the Fund based on the interim unaudited financial records of the Private Funds and, therefore, will be estimates subject to adjustment (upward or downward) upon the auditing of such financial records and may fluctuate as a result. The Board and the Adviser may not have the ability to assess the accuracy of these valuations. Because a significant portion of the Fund’s assets are invested in Private Funds, these valuations have a considerable impact on the Fund’s NAV.
For each quarterly period that the NAVs of the Private Funds are calculated by the managers of such funds, each Private Fund’s NAV is typically adjusted based on the actual income and appreciation or depreciation realized by such Private Fund when the quarterly valuations and income are reported. The Adviser will review this information for reasonableness based on its knowledge of current market conditions and the individual characteristics of each Private Fund and may clarify or validate the reported information with the applicable manager of the Private Fund. The Adviser may conclude, in certain circumstances, that the information provided by any such manager does not represent the fair value of the Fund’s investment in a Private Fund and is not indicative of what actual fair value would be under current market conditions. In those circumstances, the Adviser’s Valuation Committee may determine to value the Fund’s investment in the Private Fund at a discount or a premium to the reported value received from the Private Fund. Any such decision will be made in good faith by the Adviser’s Valuation Committee, subject to the review and ratification of the Board’s Valuation Committee. The Funds’ valuation of each Private Fund is individually updated as soon as the Adviser completes its reasonableness review, including any related necessary additional information validations with the manager of the Private Fund, and typically within 45 calendar days after the end of each quarter for all Private Funds.

Additionally, between the quarterly valuation periods, the NAVs of such Private Funds are adjusted daily based on the total return that each Private Fund is estimated by the Adviser to generate during the current quarter. The Adviser’s Valuation Committee monitors these estimates regularly and updates them as necessary if macro or individual fund changes warrant any adjustments, subject to the review and supervision of the Board’s Valuation Committee.
NAV and NAV Per Share Calculation
The price at which an investor buys Shares or has Shares repurchased is the NAV per Share. BNY Mellon calculates the Fund’s NAV once each Business Day as follows:
•	Current value of the Fund’s total assets, including the value of all investments held; and
•	Less any liabilities including accrued fees and expenses of the Fund or distributions to be paid.
NAV per Share is calculated by taking the Fund’s NAV divided by the total number of Shares outstanding at the time the determination is made. The NAV per Share is calculated before taking into consideration any additional investments to be made as of such date and prior to including any dividend reinvestment or any repurchase obligations to be paid in respect of a Repurchase Date that is as of such date.
DESCRIPTION OF SHARES
The Fund is authorized to issue an unlimited number of Shares of beneficial interest. The Board is authorized to increase or decrease the number of Shares the Fund is authorized to issue. Each Share has one vote at all meetings of shareholders and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable.
All Shares have equal rights as to dividends, assets and voting privileges and have no conversion, preemptive or other subscription rights. Shareholders are not liable for further calls or assessments. The Fund will send periodic reports (including financial statements) to all shareholders. The Fund does not intend to hold annual meetings of shareholders. Shares are not available in certificated form. Any transfer of Shares will be void if made to an account held through a broker, dealer or other Intermediary that has not entered into an agreement for the provision of shareholder services to the Fund. In addition, in the event of any transfer that violates the foregoing transfer restrictions, such as pursuant to testate or intestate succession, the Fund will have the right (but not the obligation) to repurchase any such improperly transferred Shares at their then current NAV. This repurchase right is in addition to any other remedy that the Fund may have, including, when consistent with applicable law, refusing to recognize any such transfer. With very limited exceptions, including the ability of a shareholder to transfer or resell Shares pursuant to the terms of the LLC Agreement, Shares are not transferable and liquidity will be provided principally through limited Repurchase Offers. See “Risk Factors – Interval Fund Risk” and “– Liquidity Risk.”
In general, any action requiring a vote of the holders of the Shares of the Fund shall be effective if taken or authorized by the affirmative vote of a majority of the outstanding Shares. Any change in the Fund’s fundamental policies may also be authorized by the vote of the holders of two-thirds of the Shares present at a shareholders’ meeting if the holders of a majority of the outstanding Shares are present or represented by proxy.
Dividends and capital gain distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder “opts out” (elects not to reinvest in Shares). Shareholders may elect initially not to reinvest by indicating that choice on a shareholder certification. Thereafter, shareholders are free to change their election on a quarterly basis by contacting BNY Mellon (or, alternatively, by contacting its Intermediary, who will inform the Fund). Shares purchased by reinvestment will be issued at their NAV on the ex-dividend date. There is no sales load or other charge for reinvestment. The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions. The automatic reinvestment of dividends and capital gain distributions does not relieve participants of any U.S. federal income tax that may be payable (or required to be withheld) on such distributions.
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Fund, after payment of all of the liabilities of the Fund, shareholders are entitled to share ratably in all the remaining assets of the Fund.

The following table shows Shares of the Fund that were authorized and outstanding as of [        ]:
[To be updated by amendment]
(1) Title of Class	(2) Amount Authorized	(3) Amount Held by the Fund for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)
Shares of beneficial interest	Unlimited	0	101,781,103
As a continuously offered closed-end fund, it is anticipated that the Fund will offer additional Shares subject to future registration statements. In deciding whether to make these sales, the Fund will take into account all factors it considers relevant, including market conditions and the cash available to it for investment.
TAXES
This section summarizes some of the U.S. federal income tax consequences to U.S. persons of investing in the Fund; the consequences under other tax laws and to non-U.S. shareholders may differ. Shareholders should consult their tax advisors as to the possible application of federal, state, local or non-U.S. income tax laws. Please see the SAI for additional information regarding the tax aspects of investing in the Fund.
Treatment as a Regulated Investment Company
The Fund has elected to be treated, and intends each year to qualify and be eligible to be treated, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “ Code ”). A regulated investment company is not subject to U.S. federal income tax at the corporate level on income and gains from investments that are distributed to shareholders. The Fund’s failure to qualify as a regulated investment company would result in corporate-level taxation, thereby reducing the return on your investment.
Taxes on Fund Distribution s
A shareholder subject to U.S. federal income tax will generally be subject to tax on Fund distributions. For U.S. federal income tax purposes, Fund distributions will generally be taxable to a shareholder as either ordinary income or capital gains. Fund dividends consisting of distributions of investment income generally are taxable to shareholders as ordinary income. Federal taxes on Fund distributions of capital gains are determined by how long the Fund owned or is deemed to have owned the investments that generated the capital gains, rather than how long a shareholder has owned the shares. Distributions of net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses, in each case determined with reference to any loss carryforwards) that are properly reported by the Fund as capital gain dividends generally will be treated as long-term capital gains includible in a shareholder’s net capital gains and taxed to individuals at reduced rates. Distributions of net short-term capital gains in excess of net long-term capital losses generally will be taxable to you as ordinary income.
The Code generally imposes a 3.8% Medicare contribution tax on the “net investment income” of certain individuals, trusts and estates to the extent their income exceeds certain threshold amounts. Net investment income generally includes for this purpose dividends paid by the Fund, including any capital gain dividends, and including net capital gains recognized on the sale, redemption or exchange of shares of the Fund. Shareholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Fund.
The ultimate tax characterization of the Fund’s distributions made in a taxable year cannot be determined finally until after the end of that taxable year. As a result, there is a possibility that the Fund may make total distributions during a taxable year in an amount that exceeds the Fund’s current and accumulated earnings and profits. In that case, the excess generally would be treated as return of capital and would reduce a shareholder’s tax basis in the applicable shares, with any amounts exceeding such basis treated as gain from the sale of such shares. A return of capital is not taxable, but it reduces a shareholder’s tax basis in the shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of its shares.
Pursuant to proposed regulations on which the Fund may rely, distributions by the Fund to its shareholders that the Fund properly reports as “section 199A dividends,” as defined and subject to certain conditions described in the SAI, are treated as qualified REIT dividends in the hands of non-corporate shareholders. Very generally, a “section 199A dividend” is any dividend or portion thereof that is attributable to certain dividends received by a RIC from REITs, to the extent such dividends are properly reported as such by the RIC in a written notice to its shareholders.

Fund distributions are taxable to shareholders as described above even if they are paid from income or gains earned by the Fund before a shareholder’s investment (and thus were included in the price the shareholder paid).
Certain Fund Investment s
The Fund’s transactions in derivatives could affect the amount, timing and character of distributions from the Fund, and could increase the amount and accelerate the timing for payment of taxes payable by shareholders. The Fund’s investments in certain debt instruments could cause the Fund to recognize taxable income in excess of the cash generated by such investments (which may require the Fund to liquidate other investments in order to make required distributions). The Fund does not expect to qualify to pass through tax-exempt dividends to shareholders.
Private Funds
The Fund may invest in Private Funds that are classified as partnerships for U.S. federal income tax purposes. As such, the Fund may be required to recognize items of taxable income and gain prior to the time that the Fund receives corresponding cash distributions from the Private Fund. In such case, the Fund might have to borrow money or dispose of investments, including interests in other Private Funds, including when it is disadvantageous to do so, in order to make the distributions required in order to maintain its status as a RIC and to avoid the imposition of a federal income or excise tax.
Private Funds classified as partnerships for federal income tax purposes may generate income allocable to the Fund that is not qualifying income for purposes of the 90% gross income test described above. In order to meet the 90% gross income test, the Fund may structure its investments in a way potentially increasing the taxes imposed thereon or in respect thereof.
Furthermore, it may not always be clear how the asset diversification rules for RIC qualification will apply to the Fund’s investments in Private Funds that are classified as partnerships for federal income tax purposes.
As a result of the considerations described in the preceding paragraphs, the Fund’s intention to qualify and be eligible for treatment as a RIC can limit its ability to acquire or continue to hold positions in Private Funds that would otherwise be consistent with its investment strategy or can require it to engage in transactions in which it would otherwise not engage, resulting in additional transaction costs and reducing the Fund’s return to shareholders.
Unless otherwise indicated, references in this discussion to the Fund’s investments, activities, income, gain, and loss include, as applicable, the investments, activities, income, gain, and loss attributable to the Fund as result of the Fund’s investment in any Private Fund or other entity that is properly classified as a partnership or disregarded entity for U.S. federal income tax purposes (and not an association or publicly traded partnership taxable as a corporation).
Foreign (Non-U.S.) Taxes
Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries, which will reduce the return on those investments. The Fund does not expect that shareholders will be entitled to claim a credit or deduction for U.S. federal income tax purposes with respect to foreign taxes paid by the Fund; in that case the foreign tax will nonetheless reduce the Fund’s taxable income. Even if the Fund were eligible to and did elect to pass through to its shareholders foreign tax credits or deductions, tax-exempt shareholders and those who invest in the Fund through tax-advantaged accounts such as IRAs would not benefit from any such tax credit or deduction.
Taxes When you Dispose of Your Common Shares
Any gain resulting from the disposition of Shares that is treated as a sale or exchange for U.S. federal income tax purposes generally will be taxable to shareholders as capital gains for U.S. federal income tax purposes. Shareholders who offer, and are able to sell all of the Shares they hold or are deemed to hold in response to a repurchase offer (as described above) generally will be treated as having sold their shares and generally will recognize a capital gain or loss. In the case of shareholders who tender or are able to sell fewer than all of their shares, it is possible that any amounts that the shareholder receives in such repurchase will be taxable as a dividend to such shareholder. In addition, there is a risk that shareholders who do not tender any of their shares for repurchase, or whose percentage interest in the Fund otherwise increases as a result of the repurchase offer, will be treated for U.S. federal income tax purposes as having received a taxable dividend distribution as a result of their proportionate increase in the ownership of the Fund. The Fund’s use of cash to repurchase shares could adversely affect its ability to satisfy the distribution requirements for treatment as a regulated investment company. The Fund could also recognize income in connection with its liquidation of portfolio securities to fund share repurchases. Any such income would be taken into account in determining whether such distribution requirements are satisfied.
Backup Withholding
The Fund is generally required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any shareholder who fails to properly furnish the Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he, she or it is not subject to such withholding.
DISTRIBUTION ARRANGEMENTS
General
Foreside Funds Distributors LLC, the Fund’s Distributor, serves as the Fund’s “statutory underwriter,” within the meaning of the Securities Act, and “principal underwriter,” within the meaning of the Investment Company Act, and facilitates the distribution of the Shares. The Distributor’s principal business address is 899 Cassatt Road, 400 Berwyn Park, Suite 110, Berwyn, PA 19312.
The Distributor will offer the Shares on a best efforts basis, but is not obligated to sell any certain number of Shares. Under the Distribution Agreement between the Fund and the Distributor, the Fund has agreed to indemnify the Distributor or its designee, their respective affiliates, the Adviser, and certain other persons against certain liabilities, including liabilities under the Securities Act. However, the Fund will not be required to provide indemnification where it is determined that the liability resulted from the willful misfeasance, bad faith or gross negligence of the person seeking indemnification in the performance of such person’s duties under the Distribution Agreement, or from the reckless disregard of such person’s obligations under the Distribution Agreement.
Other Payments Made by the Fund, the Adviser, the Distributor and/or its Designee
The Fund, the Adviser and/or the Distributor may authorize one or more Intermediaries to receive orders on behalf of the Fund. Additionally, the Adviser has entered into servicing agreements to compensate the Intermediaries providing such ongoing services in respect of clients to whom they have distributed Shares of the Fund. Shareholder servicing arrangements may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request.
Compensation received by the Intermediaries is paid by the Adviser out of the Adviser’s own resources and is not an expense of the Fund or Fund shareholders. These payments may create a conflict of interest for the Intermediaries by providing an incentive to recommend the Shares over other potential investments that may also be appropriate for the clients of such Intermediaries. These payments may also have the effect of increasing the Fund’s assets under management, which would increase the amount of the Investment Management Fee payable to the Adviser. There is no limit on the amount of such compensation paid by the Adviser to the Intermediaries, subject to the limitations imposed by the Financial Industry Regulatory Authority. Such professionals and Intermediaries may provide varying investment products, programs, platforms and accounts through which investors may purchase or participate in a repurchase of Shares of the Fund. Platform fees, administration fees, shareholder services fees and sub-transfer agent fees are not paid by the Fund as compensation for any sales or distribution activities.
The aggregate amount of these payments may be substantial and may include amounts that are sometimes referred to as “revenue sharing” payments. Because these revenue sharing payments are paid by the Adviser and not from the Fund’s assets, the amount of any revenue sharing payments is determined by the Adviser. The existence or level of such payments may be based on factors that include, without limitation, differing levels or types of services provided by the Intermediaries, the expected level of assets or sales of Shares, the placing of the Fund on a recommended or preferred list and/or access to an Intermediary’s personnel and other factors. Payments may be based on current or past sales, current or historical assets or a flat fee for specific services provided. Shareholders should inquire of an Intermediary how the Intermediary will be compensated for investments made in the Fund.

The Adviser may manage and offer additional investment products other than the Fund. The compensation for services paid to Intermediaries, including Intermediaries, may differ from one fund to another, even if the two funds are charged the same management fee or incentive-based fee (i.e. even if, overall, an investor would pay the same amount in fees). The differences in compensation may create an incentive for Intermediaries to recommend funds for which they receive higher compensation. Shareholders should discuss this with their Intermediaries to learn more about the compensation they receive.
PRIVACY NOTICE
This notice describes the Fund’s privacy policy. The Fund is committed to protecting the personal information that it collects about individuals who are prospective, former or current investors. The Fund collects personal information for business purposes to process requests and transactions and to provide customer service. “Personal Information” is obtained from the following sources.
•	Investor applications and other forms, which may include your name(s), address, social security number or tax identification number;
•	Written and electronic correspondence, including telephone contacts; and
•
Transaction history, including information about the Fund’s transactions and balances in your accounts with the Fund or its affiliates or other holdings of the Fund and any affiliation with the Adviser and its subsidiaries.

The Fund limits access to Personal Information to those employees and service providers who need to know that information in order to process transactions and service accounts. Employees are required to maintain and protect the confidentiality of Personal Information. The Fund maintains physical, electronic and procedural safeguards to protect Personal Information.
The Fund may share Personal Information described above with the Adviser and its various other affiliates or service providers for business purposes, such as to facilitate the servicing of accounts. The Fund may share the Personal Information described above for business purposes with a non-affiliated third party if the entity is under contract to perform transaction processing, servicing or maintaining investor accounts on behalf of the Fund. The Fund also may disclose Personal Information to regulatory authorities or otherwise as permitted by law. The Fund endeavors to keep its customer files complete and accurate. The Fund should be notified if any information needs to be corrected or updated.

STATEMENT OF ADDITIONAL INFORMATION
VERSUS CAPITAL MULTI-MANAGER REAL ESTATE INCOME FUND LLC
Shares of Beneficial Interest
5555 DTC Parkway, Suite 330
Greenwood Village, Colorado 80111
(Address of Principal Executive Offices)
Registrant’s Telephone Number, including Area Code: (877) 200-1878
[     ], 2020
This Statement of Additional Information (“ SAI ”) is not a prospectus. This SAI relates to and should be read in conjunction with the Prospectus of Versus Capital Multi-Manager Real Estate Income Fund LLC (the “ Fund ”), dated [     ], 2020 (the “ Prospectus ”). Defined terms used herein, and not otherwise defined herein, have the same meanings as in the Prospectus. The financial statements, along with the accompanying notes and report of independent registered public accounting firm, which appear in the Fund’s most recent annual report to shareholders , are incorporated by reference into this SAI. You can request a copy of the Prospectus, this SAI and the Fund’s annual and semi-annual reports without charge by writing to the Fund at the address above or by calling (877) 200-1878 or by visiting www.versuscapital.com. This SAI, material incorporated by reference and other information about the Fund are also available on the SEC’s website (http://www.sec.gov).
THE FUND
The Fund is a non-diversified, closed-end management investment company that continuously offers its shares and operates as an “interval fund” (as defined below). The Fund offers one class of shares. The Fund initially offered its Shares on December 19, 2011. As of July 12, 2012, the Fund simultaneously redesignated its then issued and outstanding Shares as Class F Shares and created Class I Shares. A registration statement filed on January 29, 2018 eliminated the Fund’s Class F Shares (VCMRX) and simultaneously redesignated its issued and outstanding Class I Shares (VCMIX) as Common Shares (VCMIX). Any issued and outstanding Class F Shares were converted to Common Shares (VCMIX). The Class F Shares have been eliminated and will no longer be offered.
ADDITIONAL INVESTMENT POLICIES
The investment objectives and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. See “Investment Objectives, Strategies and Investment Features” in the Prospectus. Certain additional investment information is set forth below.
1

Fundamental Policies
The Fund’s fundamental policies may be changed only by the affirmative vote of a majority of the outstanding shares of beneficial interest of the Fund (collectively, the “ Shares ”). Fundamental policies of the Fund are listed below. For the purposes of this SAI, “majority of the outstanding Shares of the Fund” means the vote, at an annual or special meeting of shareholders duly called, of (a) 67% or more of the Shares present at such meeting, if the holders of more than 50% of the outstanding Shares of the Fund are present or represented by proxy; or (b) more than 50% of the outstanding Shares of the Fund, whichever is less. As fundamental policies, the Fund may not:
•	The Fund is focused on investing in Real Estate-Related Investments (as defined below) and will not invest in any industries other than the group of real estate investment and management industries.
•
Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “Investment Company Act”), which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets. The interest on borrowings will be at prevailing market rates, to the extent the Fund borrows. The Fund’s use of leverage involves risk of loss.

•	Engage in short sales, purchases on margin or the writing of put and call options.
•
Issue senior securities (including preferred shares of beneficial interest), except to the extent permitted under the Investment Company Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

•
Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the disposition of its portfolio securities.

•
Make loans, except through purchasing fixed-income securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund’s investment policies or as otherwise permitted under the Investment Company Act. To the extent the Fund engages in loan activity, it exposes its assets to a risk of loss.

•
Purchase, hold or deal in real estate, except that the Fund may invest in securities that are secured by real estate, or securities issued by companies that invest or deal in real estate, real estate mortgage loans or real estate investment trusts (“REITs”). This exposes the Fund to the general risks of investing in real estate and the risks of investing in real estate debt and real estate-related debt securities.

•
Invest in physical commodities or commodity contracts, except that the Fund may purchase and sell commodity index-linked derivative instruments, such as commodity swap agreements, commodity options, futures and options on futures and structured notes, that provide exposure to the investment returns of the commodities markets, including foreign currency markets. This exposes the Fund to the risks associated with hedging strategies and currency and exchange rates.

•
Invest more than 25% of the value of its total assets in the securities of any single issuer or of any group of issuers, controlled by the Fund, that are engaged in the same, similar or related trades or businesses, except that U.S. Government securities may be purchased without limitation. For purposes of this investment restriction, the Private Funds (as defined below) in which the Fund will seek to invest are not considered part of an industry. The Fund may invest in Private Funds that may concentrate their assets in one or more industries and the Fund may invest at least 80% of its assets in Real Estate-Related Investments.

•	Invest in securities of other investment companies, except to the extent permitted by the Investment Company Act.
The Fund’s investment objectives are fundamental and may not be changed without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding voting securities. The Fund has also adopted a fundamental policy that it will make quarterly repurchase offers for no less than 5% of its shares outstanding at NAV (as defined below), unless suspended or postponed in accordance with regulatory requirements, and that each quarterly repurchase pricing shall occur on the Repurchase Pricing Date (as defined below). This amount may be adjusted by the Board at any time to an amount no less than 5% nor more than 25% of the outstanding Shares. As part
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of the Fund’s fundamental policies, under normal market conditions, the Fund will invest at least 80% of its assets in Real Estate-Related Investments.
As part of the Fund’s fundamental policies, under normal market conditions, the Fund will invest at least 80% of its assets in Real Estate-Related Investments.
Certain Portfolio Securities and Other Operating Policies
The Fund’s primary investment objective is to seek consistent current income, while the Fund’s secondary objectives are capital preservation and long-term capital appreciation. The Fund’s ability to achieve current income and/or long-term capital appreciation will be tempered by the investment objective of capital preservation.
The Fund pursues its investment objectives primarily by investing in (i) investments in third party private funds that themselves invest in real estate (through real estate investment trusts (“ REITs ”)) and in debt investments secured by real estate (collectively, the “Private Funds”); and (ii) domestic and international publicly traded real estate securities, such as common and preferred stock of publicly listed REITs and publicly traded real estate debt securities (“Real Estate Securities” and together with the Private Funds, “Real Estate-Related Investments”). Under normal market conditions, the Fund will invest at least 80% of its assets in Real Estate-Related Investments.
Private Funds
The Private Funds take in funds on a continuous basis, typically undertake quarterly repurchases and typically do not have a defined termination date. A Private Fund’s portfolio may be structured to invest in the equity or debt of core, core-plus or value added real estate assets. This may include investment properties in various geographic markets (domestic and foreign) and property types (retail, office, multi-family, industrial, and other). With respect to equity real estate investments, the Private Funds will generally hold investments in fee-simple, directly or through one or more special purpose title-holding entities. They may also utilize other ownership structures, such as leasehold interests and joint ventures.
With respect to real estate debt investments, the Private Funds may acquire commercial real estate loans both by directly originating the loans and by purchasing them from third party sellers. When investing in such securities, the Managers of the Private Funds may evaluate credit quality, collateralization levels, duration, property type, property class and location among numerous other aspects of the securities features to determine its investment qualities.
In addition to diversification across property type and geographic markets, Private Funds may diversify by differing underlying economic drivers, including anticipated job growth, population growth or inflation. No specific limits have been established within the Fund’s investment guidelines for property type and geographic investments; however, some of the Private Funds have net asset value (“ NAV ”) limitations for any one individual property held by such Private Fund relative to the NAV of the Private Fund’s overall portfolio. While some Private Fund managers will seek diversification across property types, certain Private Funds may have a more specific focus and may not seek such diversification, but instead use an investment strategy based on expertise within specific or multiple property categories.
The Private Funds may use leverage as a way to seek or enhance returns. Dependent upon the investment strategy, geographic focus, and/or other economic or property specific factors, each Private Fund will have differing leverage limitations. Such limitations are specific to each Private Fund and may apply to an overall portfolio limitation as well as a property specific limitation. The Adviser will typically seek Private Funds with a leverage limitation generally in the range of 30% to 65% of their gross asset value at the time incurred, as specified in their operative document(s) or disclosure documents, as of when the Adviser make their selection of approved Private Funds. The Private Funds that focus on debt investments may utilize managing match-funded, flexible term debt facilities and securitization vehicles or other financing alternatives available through capital markets. The Fund intends to limit its borrowing and the overall leverage of its portfolio, inclusive of the leverage employed by the Private Funds, to an amount that does not exceed 33-1/3% of the Fund’s gross asset value.
To the extent the Fund holds non-voting securities of, or contractually foregoes the right to vote in respect of, a Private Fund (which it intends to do in certain circumstances in order to avoid being considered an “affiliated person” of a Private Fund within the meaning of the Investment Company Act), it will not be able to vote on matters that require the approval of the investors of the Private Fund, including matters that could adversely affect the Fund’s investment, such as changes to the Private Fund’s investment objective or policies or the termination of the Private
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Fund. If the Fund’s ability to vote is limited, its ability to influence matters being voted on will be reduced relative to other investors (which may include other investment funds or accounts managed by the Adviser. See “Risk Factors - Private Funds Risk” in the Prospectus. Where a separate non-voting security class is not available, the Fund would seek to create by contract the same result as owning a non-voting security class through a written agreement between the Fund and the Private Fund in which the Fund irrevocably foregoes the right to vote. The absence of voting rights potentially could have an adverse impact on the Fund.
Real Estate Debt Securities
The Fund will invest in real estate debt securities directly and indirectly through Private Funds. These real estate debt investments may include a variety of commercial real estate loans, including senior mortgage loans, subordinated or junior mortgage loans, mezzanine loans, and participations in such loans, as well as commercial real estate-related debt securities, such as commercial mortgage-backed securities (“ CMBS ”) and REIT senior unsecured debt. The Fund may be exposed to a variety of security types, property types and geographic locations, and maturity dates.
Private Funds may acquire commercial real estate loans both by directly originating the loans and by purchasing them from third party sellers. They may also invest in commercial real estate-related debt securities such as CMBS, unsecured debt issued by REITs, and interests in other securitized vehicles that own real estate-related debt. When investing in such securities, the Managers of the Private Funds may evaluate credit quality, collateralization levels, duration, property type, property class and location among numerous other aspects of the securities features to determine its investment qualities.
The Private Funds may utilize leverage as a way to seek to enhance their returns. The Private Funds may utilize managing match-funded, flexible term debt facilities and securitization vehicles or other financing alternatives available through capital markets.
Real Estate Equity Securities
The Fund’s investment portfolio may include long positions in real estate-related common stocks, preferred stocks, and convertible securities, including REIT common and REIT preferred shares. The Fund may focus on companies that target investments within specific property types, countries or regions. The Fund also may invest in depositary receipts relating to foreign securities. See “– Foreign Securities” below. Equity securities fluctuate in value in response to many factors, including the activities and financial condition of individual companies, the business market in which individual companies compete and general market and economic conditions.
The Fund generally may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro-cap companies. The prices of the securities of some of these smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because they typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. The Fund may purchase securities in all available securities trading markets, including initial public offerings and the aftermarket.
The Fund’s investments in equity securities may include securities that are listed on securities exchanges as well as unlisted securities that are traded over-the-counter. Equity securities of companies traded over-the-counter may not be traded in the volumes typically found on a national securities exchange. Consequently, the Fund may be required to dispose of such securities over a longer (and potentially less favorable) period of time than is required to dispose of the securities of listed companies.
Foreign Securities
The Fund may invest in securities of foreign issuers and in depositary receipts, such as American Depositary Receipts and American Depositary Shares (collectively, “ ADRs ”), Global Depositary Receipts and Global Depositary Shares (“ GDRs ”) and other forms of depositary receipts. ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. GDRs are receipts issued outside the United States typically by non-United States banks and trust companies that evidence ownership of either foreign or domestic securities. Generally, ADRs in registered form are designed for use in the United States securities markets and GDRs in bearer form are designed for use outside the United States.
These securities may be purchased through “sponsored” or “unsponsored” facilities. A sponsored facility is established jointly by the issuer of the underlying security and a depositary. A depositary may establish an
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unsponsored facility without participation by the issuer of the deposited security. Holders of unsponsored depositary receipts generally bear all the costs of such facilities, and the depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts in respect of the deposited securities.
Securities of some foreign issuers are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in most foreign securities markets are less than in the United States and, at times, volatility of price can be greater than in the United States. Transaction costs of investing in foreign securities markets are generally higher than in the United States.
Because evidences of ownership of such securities usually are held outside the United States, the Fund will be subject to additional risks which include possible adverse political and economic developments, seizure or nationalization of foreign deposits or adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the foreign securities to investors located outside the country of the issuer, whether from currency blockage or otherwise.
Since foreign securities often are purchased with and payable in currencies of foreign countries, the value of these assets as measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and exchange control regulations.
ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation.
Foreign securities in which the Fund may invest may be listed on foreign securities exchanges or traded in foreign over-the-counter markets or may be purchased in private placements and not be publicly-traded. Investments in foreign securities are affected by risk factors generally not thought to be present in the United States. Some of these factors are listed in the Prospectus under “Risk Factors – Foreign Investing Risk.”
The Fund may hedge against foreign currency risks, including the risk of changing currency exchange rates, which could reduce the value of certain of the Fund’s foreign currency denominated portfolio securities irrespective of the underlying investment. The Private Funds may enter into forward currency exchange contracts (“ forward contracts ”) for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving a Private Fund’s obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Fund for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when the Fund anticipates purchasing or selling a foreign security. This technique would allow the Fund to “lock in” the U.S. dollar price of the security. Forward contracts also may be used to attempt to protect the value of a Private Fund’s existing holdings of foreign securities. There may be, however, imperfect correlation between a Private Fund’s foreign securities holdings and the forward contracts entered into with respect to such holdings.
Foreign Currency Transactions
A Manager may engage in foreign currency transactions to hedge the U.S. dollar value of the investments and distributions of the Private Funds or other investments, particularly if it expects a decrease in the value of the currency in which the foreign investment is denominated.
Foreign currency transactions may involve, for example, the Manager’s purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies, which would involve the Fund agreeing to exchange an amount of a currency it did not currently own for another currency at a future date in anticipation of a decline in the value of the currency sold relative to the currency the Fund contracted to receive in the exchange. The Fund’s success in these transactions will depend principally on its ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.
Money Market Instruments
The Fund may invest, for defensive purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Fund or the Sub-Adviser deems appropriate under the circumstances. Money market instruments are
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high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.
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DIRECTORS AND OFFICERS
Directors
The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation.
Board’s Oversight Role in Management
The Board’s role in management of the Fund is oversight. The Adviser has primary responsibility for the day-to-day management of the Fund, which includes responsibility for risk management (including management of investment performance and investment risk, valuation risk, issuer and counterparty credit risk, compliance risk and operational risk). As part of its oversight, the Board, acting at its scheduled meetings, or the Chairman of the Board, acting between Board meetings, regularly interacts with, and receives risk management reports from, senior personnel of the Adviser, including senior managerial and financial officers of the Adviser, the Fund’s and the Adviser’s Chief Compliance Officer, and portfolio management personnel. The Board’s Audit Committee (which consists of all of the Independent Directors) holds regularly scheduled meetings, and between meetings the Audit Committee chair maintains contact with the Fund’s independent registered public accounting firm and the Adviser’s senior personnel. The Board receives periodic presentations from senior personnel of the Adviser regarding risk management, as well as periodic presentations regarding specific operational, compliance or investment risk areas such as business continuity, anti-money laundering, personal trading, valuation and investment research. The Board also receives reports from counsel to the Fund or counsel to the Adviser regarding regulatory compliance and governance matters. The Board will also review any proposals associated with the Adviser entering into sub-advisory relationships with Sub-Advisers. Such relationships may only be entered into upon Board approval and upon the approval of a majority (as defined under the Investment Company Act) of the Fund’s outstanding voting securities pursuant to the Investment Company Act.
The Board’s oversight role does not make the Board a guarantor of the Fund’s investments or activities.
Board Composition and Leadership Structure
The Investment Company Act requires that at least 40% of the Fund’s directors not be “interested persons,” as defined in the Investment Company Act, of the Fund, the Adviser, the Sub-Advisers, the Foreside Funds Distributors LLC (the “Distributor”) or their designees, or any affiliate of the foregoing (such directors, the “ Independent Directors ”). For certain matters, such as the approval of investment advisory agreements or permitted transactions with affiliates, the Investment Company Act and/or the rules thereunder require the approval of a majority of the Independent Directors. As of the date of this SAI, four (4) of the Fund’s seven (7) directors are Independent Directors. Independent Directors have been designated to chair the Audit Committee, Valuation Committee and the Nominating and Governance Committee. The Board has designated a Lead Independent Director to take the lead in addressing with management matters or issues of concern to the Board. In light of the Board’s size and structure, and the cooperative working relationship among the Directors, the Board has determined that it is appropriate to have an Interested Director serve as Chairman of the Board.
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The address, year of birth, and descriptions of their principal occupations during the past five years are listed below for each director of the Fund. The Fund has divided the directors into two groups: Independent Directors and directors who are “interested persons,” as defined in the Investment Company Act (the “ Interested Directors ”):
Name, Address and Year of Birth (1)	Position(s) Held with Fund	Term of Office and Length of Time Served (2)	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex (3) Overseen by Director	Other Public Company Directorships Held by Director
Independent Directors
Jeffry A. Jones; 1959	Independent Director	Since inception	Principal of SmithJones, (Real Estate) (2008 – present).	2	0
Richard J. McCready; 1958	Lead Independent Director	Lead Independent Director (March 2020 – present); Independent Director since inception	President of The Davis Companies (2014 – present).	2	0
Paul E. Sveen; 1961	Independent Director	Since inception	Chief Financial Officer of Beam Technologies (February 2020 – present); Chief Financial Officer of Paypal’s merchant lending platform (2018 – 2020); Chief Financial Officer of Swift Financial (2016 – 2018); Managing Partner of Pantelan Real Estate Services LLC (2013 – 2016).	2	0
Robert F. Doherty; 1964	Independent Director	Since March 2019	Chief Financial Officer of Sustainable Living Partners (2018 - present); Partner of Renova Capital Partners (2010 – present); Chief Financial Officer of Ensyn Corporation (2013 – 2018).	2	0
Interested Directors
William R. Fuhs, Jr.; 1968	Chair of the Board; Director; President	Since inception	President of the Adviser (2010 – present); President of Versus Capital Real Assets Fund LLC (2017 – present); Chief Financial Officer of the Adviser (2010 – 2016).	2	0
Casey Frazier; 1977	Director; Chief Investment Officer	Since inception	Chief Investment Officer of the Adviser (2011 – present); Chief Investment Officer of Versus Capital Real Assets Fund LLC (2017 to present).	2	0
Mark D. Quam; 1970	Director; Chief Executive Officer	Since March 2019	Chief Executive Officer of the Adviser (2010 – present); Chief Executive Officer of Versus Capital Real Assets Fund LLC (2017 - present).	2	0
(1)	The address of each member of the Board is: c/o Versus Capital Multi-Manager Real Estate Income Fund LLC, 5555 DTC Parkway, Suite 330, Greenwood Village, Colorado 80111.
(2)	Each Director will serve for the duration of the Fund, or until his death, resignation, termination, removal or retirement.
(3)	The term “Fund Complex” as used herein includes the Fund and Versus Capital Real Assets Fund LLC.
Additional information about each director follows (supplementing the information provided in the table above) that describes certain specific experiences, qualifications, attributes or skills that each director possesses and that the Board believes has prepared them to be effective directors.
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Independent Directors
Jeffry A. Jones has over thirty-five years of real estate investment experience in multiple real estate product types in markets throughout the U.S. Mr. Jones is currently a Principal at SmithJones Partners. Mr. Jones was President and Executive Director of Ameriton Properties Inc. (“Ameriton”), as well as Executive Vice President of Archstone-Smith in Denver, Colorado from 2000 to November of 2007, where he had overall investment, management and asset management responsibility for more than $2.3 billion of apartment investments. Prior to joining Ameriton, Mr. Jones was Senior Vice President with Archstone-Smith in Austin, Texas where he was responsible for Archstone’s multifamily acquisition and development activities throughout the central U.S. From 1995 to 1999, Mr. Jones was Senior Vice President of Homestead Village Inc. (“Homestead”), where he directed acquisition and development activities for its limited service extended-stay hotel product throughout the central part of the U.S. Prior to Homestead, Mr. Jones held development or investment positions with Sentre Partners, Stark Companies International, Maclachlan Investment Company and Trammell Crow Company. Mr. Jones received his Bachelor of Arts degree in Economics from Stanford University.
Richard J. McCready has been involved in commercial real estate investment and finance for over 30 years, gaining experience in capital markets, raising debt and equity capital, innovative transaction structuring, organization building, asset/risk management and value creation in a variety of real estate-related businesses. He is currently President of The Davis Companies, a Boston-based commercial real estate investment, development and management company. Mr. McCready is responsible for firm-wide strategy and oversees day-to-day management of all aspects of the firm’s investment and asset management functions and operations. Prior to joining The Davis Companies, Mr. McCready was the Chief Operating Officer and Executive Vice President of NorthStar Realty Finance Corp (NYSE: NRF), formerly a publicly-traded commercial real estate finance company with over $10 billion in assets under management, prior to the company’s merger with Colony Capital. He served as the President, Chief Operating Officer and Director of NRF’s predecessor company, NorthStar Capital Investment Corp., a private equity fund business specializing in opportunistic investments in real estate assets and operating companies, where he spearheaded and managed the IPO spin-off of NRF. Prior to NorthStar, Mr. McCready served as the President, Chief Operating Officer and Director of Winthrop Financial Associates. From 1984 to 1990, he practiced law at Mintz Levin in Boston. In addition, Mr. McCready has served on numerous real estate company boards and has a broad knowledge of multiple real estate property types and strategies. Mr. McCready is a Phi Beta Kappa graduate of The University of New Hampshire and received his law degree, magna cum laude, from Boston College Law School.
Paul E. Sveen has over 35 years of experience in financial services across investment banking, structured finance, real estate investments, mortgage lending/servicing and small business lending. Since February 2020, Mr. Sveen has served as CFO of Beam Technologies Inc., a Columbus-based insurtech company that is seeking to blend innovative technology with traditional insurance policies to bring a differentiated value proposition to the employee benefits market and disrupt the traditional dental insurance market. He also was engaged in the fintech lending arena as CFO of Swift Financial, a leading alternative technology-enabled small business lender, which was acquired by PayPal in September 2017. After the merger, he was CFO of PayPal’s merchant lending platform, where he focused on developing strategies to drive growth through strategic partnerships and a broader use of financial capital markets. Prior to Swift, Mr. Sveen spent a decade focused in the real estate investment sector, leading several businesses providing mortgage lending, default services and rental home investment opportunities. From 2013-2016, he served as Managing Partner of Pantelan Real Estate Services LLC. Pantelan, whose clients included institutional investors such as private equity firms and hedge funds, invested in single family residential portfolios and provided a suite of services to support the residential asset class across all phases of the investment life cycle. For two years prior, Mr. Sveen served as CEO and Chief Restructuring Officer for Integrated Asset Services, a mortgage default services provider. Since 2007, Mr. Sveen had been engaged by several private equity firms to advise on existing portfolio investments, and to lead the evaluation of investments in several new business ventures in the mortgage, structured finance and real estate industries. He has also worked extensively with banks on capital and liquidity enhancement initiatives, negotiating facility terminations, assignments, restructurings and sales. Mr. Sveen is a 19-year veteran of Lehman Brothers, where he was integral in building the structured finance business into one of Wall Street’s leading securitization franchises. While a Managing Director at Lehman, he led several groups including asset-backed finance, principal finance, asset-backed commercial paper and structured finance client solutions. In 2004, Mr. Sveen was appointed CAO of Aurora Loan Services, a wholly-owned subsidiary of Lehman Brothers and one of the leading Alt-A mortgage originators and servicers in the US at that time. Mr. Sveen holds a BA in Economics from St. Lawrence University and attended The University of Oslo, Norway.
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Robert F. Doherty co-founded Renova Capital Partners, a private equity company focusing on renewable and sustainable investments, in 2010 and has served as the Chief Financial Officer of Sustainable Living Partners since 2018. Prior to founding Renova, Mr. Doherty held the post of Managing Director and Deputy Head of Municipal and Infrastructure Finance at JP Morgan, where he directed the investment banking services to state and local government, water, energy, transport, housing, healthcare, and higher education clients. He also served as the co-head of UBS/Paine’s Webber National Infrastructure Group. He was a Managing Director in Merrill Lynch’s alternative investment, private equity and municipal finance groups. From 2013-2018, Mr. Doherty served as Chief Financial Officer for Ensyn Corporation, one of Renova’s joint venture partners. One of Renova’s initial investments was Main Street Power Company, Inc., a commercial solar developer and owner/operator of solar assets in the U.S. Mr. Doherty served on the Board of Directors of Main Street Power prior to is sale to AES Corporation in 2015. He also serves on the management committee for Sustainable Living Partners. Mr. Doherty has a Bachelor’s of Science degree in Foreign Services from Georgetown University Edmund A. Walsh School of Foreign Service, and a Master’s degree in Business Administration from the University of Chicago Graduate School of Business Chicago.
Interested Directors
William R. Fuhs, Jr. is a founding partner of the Adviser and has been the President since inception. In 2006, Mr. Fuhs partnered with Mr. Quam as the Chief Financial and Operating Officer of Welton Street Holdings LLC from 2006 to 2010, where he was responsible for product development, finance, administration and operations. Prior to Welton Street, Mr. Fuhs held several senior product development and finance positions with the Dividend Capital companies from 2003 to 2005. Mr. Fuhs’ prior professional experience, from 1992 to 2003, included various positions within the investment banking division of Merrill Lynch. During his eleven years at Merrill Lynch, Mr. Fuhs was involved in numerous aspects of the business including equity and debt underwriting, asset based financing (including real estate) and mergers and acquisitions. Mr. Fuhs has a Bachelor of Arts degree in Economics from Middlebury College. Mr. Fuhs brings to the Board extensive experience in the financial industry.
Casey Frazier joined the Adviser as the Chief Investment Officer in 2011. Previously, Mr. Frazier was a Senior Vice President of NRF Capital Markets LLC from 2010 to 2011, where he was responsible for product development and due diligence for the firm including helping to develop products to be sold in the retail broker-dealer channel, managing the due diligence process for existing products and overseeing the marketing efforts of the firm. Prior to that Mr. Frazier acted as the Chief Investment Officer for Welton Street Investments, LLC and Welton Street Advisors LLC from 2005 to 2010. In this capacity he reviewed and monitored all prospective securities offerings and investments. This included the review of over $7 billion in private real estate transactions. From 2004 to 2005 he was an Assistant Vice President, Asset Management of Curian Capital LLC (“Curian”), a registered investment adviser. In this capacity, Mr. Frazier helped supervise the asset allocation and money manager selection for Curian’s turnkey asset management program. Mr. Frazier helped develop over 300 multi-disciplinary account portfolios. During his tenure he helped the firm grow assets from $200 million to over $1 billion. Previously, Mr. Frazier managed the due diligence process for the National Planning Holdings’ (“NPH”) broker/dealer network from 2003 to 2004. NPH is an organization with four separate broker dealers and over 3,000 registered representatives. This process included analyzing all potential investments to be sold within the broker dealer network including; mutual funds, variable annuities, private placements, REITs, hedge funds and derivative products. Mr. Frazier received a Bachelor of Arts degree in American Political Economy from The Colorado College, and has earned the CFA (Chartered Financial Analyst) designation. The Board is aided by Mr. Frazier’s strong investment management skills.
Mark D. Quam is the Fund’s Chief Executive Officer. Mr. Quam has been a veteran of the real estate investment and securities business since the late 1990’s. He co-founded Versus Capital Advisors and has been its Chief Executive Officer since inception. Previously, Mr. Quam was the President, Chief Executive Officer and Founder of Welton Street Investments, LLC and Welton Street Holdings LLC (collectively “Welton Street”) from 2005 to 2010. Prior to Welton Street, Mr. Quam, as a partner and senior executive, conceptualized and co-founded both Dividend Capital Trust and Dividend Capital Securities LLC, a private real estate investment trust and its affiliated distributor, respectively. Before co-founding the Dividend Capital companies, Mr. Quam founded and acted as Chief Executive Officer, for EquityCity.com from 1998 to 2002. Prior to establishing EquityCity.com, Mr. Quam was active in real estate development as a Director of Construction and Project Management for CBRE. Mr. Quam holds an undergraduate degree in finance from the University of Arizona and attended the Masters Program in real estate finance and construction management at the University of Denver. Mr. Quam was a member of the Financial Industry Regulatory Authority’s (“FINRA”) National Corporate Finance Committee from 2007 to 2012.
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Board Participation and Committees
The Board believes that each director’s experience, qualifications, attributes and skills give each director the ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with Fund management, service providers and counsel, in order to exercise effective business judgment in the performance of their duties. The charter for the Board’s Nominating and Governance Committee contains factors considered by the Nominating and Governance Committee in identifying and evaluating potential Board member nominees. To assist them in evaluating matters under federal and state law, the directors may benefit from information provided by counsel to the Independent Directors or counsel to the Fund; both Board and Fund counsel have significant experience advising funds and fund board members. The Board and its committees have the ability to engage other experts as appropriate. The Board evaluates its performance on an annual basis.
Each director serves on the Board for the duration of the Fund, or until his death, resignation, termination, removal or retirement. A director’s position in that capacity will terminate if such director is removed, resigns or is subject to various disabling events such as death or incapacity. A director may resign upon 90 days’ prior written notice to the other directors, subject to waiver of notice, and may be removed either by vote of two-thirds of the directors not subject to the removal vote or vote of the shareholders holding not less than two-thirds of the total number of votes eligible to be cast by all shareholders. In the event of any vacancy in the position of a director, the remaining directors may appoint an individual to serve as a director, so long as immediately after such appointment at least two-thirds of the directors then serving would have been elected by the shareholders. The directors may call a meeting of shareholders to fill any vacancy in the position of a director, and must do so within 60 days after any date on which directors who were elected by the shareholders cease to constitute a majority of the directors then serving. If no director remains to manage the business of the Fund, the Adviser may manage and control the Fund, but must convene a meeting of shareholders within 60 days for the purpose of either electing new directors or dissolving the Fund.
The Chairman of the Board is Mr. Fuhs. The standing committees of the Board include the Audit Committee, Nominating and Governance Committee, Investment Committee, and Valuation Committee.
The current members of the Audit Committee are Mr. Doherty, Mr. McCready, Mr. Jones and Mr. Sveen, each of whom is an Independent Director. The current Chairman of the Audit Committee is Mr. Doherty. The function of the Audit Committee, pursuant to its adopted written charter, is to (1) oversee the Fund’s accounting and financial reporting processes, the audits of the Fund’s financial statements and the Fund’s internal controls over, among other things, financial reporting and disclosure controls and procedures, (2) oversee or assist in Board oversight of the integrity of the Fund’s financial statements and the Fund’s compliance with legal and regulatory requirements and (3) approve prior to appointment the engagement of the Fund’s independent registered public accounting firm and review the independent registered public accounting firm’s qualifications and independence and the performance of the independent registered public accounting firm.
The current members of the Nominating and Governance Committee are Mr. McCready, Mr. Sveen, Mr. Doherty and Mr. Jones, each of whom is an Independent Director. The current Chairman of the Nominating and Governance Committee is Mr. Sveen. The function of the Nominating and Governance Committee, pursuant to its adopted written charter, is to (1) evaluate the suitability of potential candidates for election or appointment to the Board and recommend candidates for nomination; (2) recommend the appointment of members and chairs of each Board committee; and (3) oversee periodic evaluations of the Board and its committees. The Nominating and Governance Committee reviews nominations of potential Directors made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of directors, including without limitation the biographical information and the qualifications of the proposed nominees. The Nominating and Governance Committee will consider nominations as it deems appropriate after taking into account, among other things, the factors listed in the charter. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Nominating and Governance Committee. The Nominating and Governance Committee meets as is necessary or appropriate.
The Investment Committee is comprised of all of the Directors, the majority of which are Independent Directors. The current Chairman of the Investment Committee is Mr. Frazier. The function of the Investment Committee, pursuant to its adopted written charter, is to (1) oversee the Adviser’s determination of, implementation of, and ongoing monitoring of investment strategies and objectives of the Fund, which include the Adviser’s process for the
11

selection and ongoing due diligence of Private Funds, Sub-Advisers, and other direct investments of the Fund; and (2) review and make recommendations to the Board regarding the initial approval and periodic renewal of advisory contracts between the Fund, the Adviser and the Sub-Advisers, as required by Section 15 of the Investment Company Act.
The Valuation Committee is comprised of all of the Directors, the majority of which are Independent Directors. The current Chairman of the Valuation Committee is Mr. Jones. The function of the Valuation Committee, pursuant to its adopted written charter, is to oversee the development of Fund policies and procedures and the Adviser’s implementation of those policies and procedures, for the calculation of the Fund’s NAV. The Valuation Committee reviews and oversees the policies and reporting of the underlying asset values of the Private Funds, as well as the portion of the Fund’s assets that are sub-advised by Sub-Advisers and invested directly by the Adviser, including through the Private Funds.
Officers
The address, year of birth, and a description of principal occupations during the past five years are listed below for each officer of the Fund.
Name, Address and Year of Birth (1)	Position(s) Held with Fund	Term of Office and Length of Time Served (2)	Principal Occupation(s) During Past 5 Years
Mark D. Quam; 1970	Chief Executive Officer	Since inception	Chief Executive Officer of the Adviser (2010 to present); Chief Executive Officer of Versus Capital Real Assets Fund LLC (2017 to present).
William R. Fuhs, Jr.; 1968	President	Since inception	President of the Adviser (2010 to present); Chief Financial Officer of the Adviser (2010 to 2016); President of Versus Capital Real Assets Fund LLC (2017 to present).
Casey Frazier; 1977	Chief Investment Officer	Since inception	Chief Investment Officer of the Adviser (2011 to present); Chief Investment Officer of Versus Capital Real Assets Fund LLC (2017 to present).
Brian Petersen; 1970	Chief Financial Officer, Treasurer	August 2019
Managing Director, Fund Financial Operations of the Adviser (July 2019 to present); Chief Financial Officer and Treasurer of Versus Capital Real Assets Fund LLC, (August 2019 to present); Senior Vice President of OFI Global Asset Management, Inc. (January 2017 to May 2019); Vice President of OFI Global Asset Management, Inc. (2007-2017).

Steve Andersen; 1976	Chief Compliance Officer and Secretary	October 2018
Chief Compliance Officer of the Adviser, the Fund, and Versus Capital Real Assets Fund LLC (October 2018 – present); Secretary of the Fund and Versus Capital Real Assets Fund LLC (December 2018 – present); Vice President of Compliance at Janus Henderson Investors (August 2017 to August 2018). Assistant Vice President of Compliance at Janus Capital Group (January 2016 to August 2017); Senior Compliance Manager at Janus Capital Group (August 2011 to January 2016).

(1)	The address of each Officer of the Fund is: c/o Versus Capital Multi-Manager Real Estate Income Fund LLC, 5555 DTC Parkway, Suite 330, Greenwood Village, Colorado 80111.
(2)	Each Officer will serve for the duration of the Fund, or until his death, resignation, termination, removal or retirement.
Additional biographical information for officers that are not Directors of the Fund is listed below.
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Executive Officers
Steve Andersen is the Fund’s Chief Compliance Officer and Secretary. Prior to joining the Adviser as Chief Compliance Officer and Chief Operating Officer in 2018, Mr. Andersen spent 15 years in senior compliance roles at Janus Henderson Investors and Intech Investment Management, leading teams responsible for supporting and monitoring the Investment and Trading Departments and developing policies and procedures necessary to ensure adherence to global regulations, including the U.S. Investment Advisers Act and Investment Company Act. Mr. Andersen graduated from the University of Nebraska with a B.S. in Business Administration and has an M.B.A. from the University of Kansas. Mr. Andersen has earned the Certified Securities Compliance Professional (CSCP) designation.
Brian Petersen is the Fund’s Chief Financial Officer and Treasurer. Mr. Petersen’s 25-year professional background includes 20 years at Oppenheimer Funds, most recently serving as Treasurer and Principal Financial Officer of its mutual funds, leading a team responsible for oversight of the day-to-day operations of all its investment products including investment valuation, NAV production, financial reporting and accounting policy administration, service provider oversight and Audit Committee reporting and relationship management. Mr. Petersen previously was a vice president of Corporate Finance at Oppenheimer Funds performing financial planning, analysis and accounting functions. He also held officer roles in its Fund Treasury and Fund Accounting departments. Prior to working at Oppenheimer Funds, Mr. Petersen spent 5 years as an auditor with PricewaterhouseCoopers focused on clients in the financial services industry including asset managers, transfer agents and mutual funds. Mr. Petersen earned Bachelor of Science in Accounting and Master of Accountancy degrees from the University of Denver and is a Certified Public Accountant in the State of Colorado.
Director Ownership of Securities
The following table shows the dollar range of equity securities owned by the Directors in the Fund and in other investment companies overseen by the Director within the same family of investment companies as of December 31, 2019. Investment companies are considered to be in the same family if they share the same investment adviser or principal underwriter and hold themselves out to investors as related companies for purposes of investment and investor services.
Name of Director	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Family of Investment Companies*
Independent Directors
Jeffry A. Jones	$50,001 to $100,000	$50,001 to $100,000
Richard J. McCready	$10,001 to $50,000	$10,001 to $50,000
Paul E. Sveen	$50,001 to $100,000	$50,001 to $100,000
Robert F. Doherty	$0	$0
Interested Directors
William R. Fuhs, Jr.	Over $500,000	Over $1,000,000
Casey Frazier	Over $500,000	Over $1,000,000
Mark D. Quam	Over $500,000	Over $1,000,000
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Except as listed in the table below, to the best of their knowledge, none of the Independent Directors (nor any of their immediate family members) have or hold any securities of the Adviser, Security Capital, PrinREI or the Distributor, nor any entities controlling or controlled by or under common control with the Adviser, Security Capital, PrinREI or the Distributor as of December 31, 2019.
Name of Independent Director	Name of Owners and Relationship to Director	Company	Title of Class	Value of Securities	Percentage of Class
Richard J. McCready(1)	Richard J. McCready, Self	JP Morgan Chase & Co.(2)	Common Stock	$103,992(3)	0.00002%
Paul E. Sveen(4)	Lauren M. Sveen, Spouse	JP Morgan Chase & Co.(2)	Common Stock	$17,425(3)	0.000004%
(1)	As of March 16, 2020, Mr. McCready no longer owns shares, beneficially or of record, in securities of JP Morgan Chase & Co.
(2)	JP Morgan Chase & Co. is the parent company of Security Capital.
(3)	Based on the value of holdings at December 31, 2019.
(4)	As of May 1, 2020, Ms. Sveen no longer owns shares, beneficially or of record, in securities of JP Morgan Chase & Co.
Compensation
Effective March 1, 2020, the Fund pays each Independent Director a fee of $60,000 per annum. In addition, the Fund reimburses each of the Independent Directors for travel and other expenses incurred in connection with attendance at meetings. The Chairman of the Audit Committee receives an additional amount of $10,000 per annum. Other members of the Board and executive officers of the Fund receive no compensation, other than as noted in the table below. The Nominating and Governance Committee of the Board evaluates the compensation of the Board members on an ongoing basis and may increase or decrease such compensation based upon market factors and the ongoing responsibilities and commitment of the members, all of which will be subject to Board approval, including a majority of the Independent Directors.
The following table summarizes the compensation paid to the Independent Directors, including Committee fees, and certain executive officers of the Fund for the fiscal year ended March 31, 2020. The Interested Directors and executive officers of the Fund receive no compensation, other than as noted in the table below. This compensation will continue to be evaluated by the Board on an ongoing basis.
Name of Person, Position	Aggregate Compensation from the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund Complex paid to Directors/Officers
Independent Directors
Jeffry A. Jones	$37,083	N/A	N/A	$74,166
Richard T. McCready (1)	$50,833 (1)	N/A	N/A	$87,916 (1)
Paul E. Sveen	$37,083	N/A	N/A	$74,166
Robert F. Doherty (3)	$37,917	N/A	N/A	$89,584
Officers
Steve Andersen as Chief Compliance Officer and Secretary	$45,000 (2)	N/A	N/A	$90,000
(1)
Mr. McCready served as Chairman of the Audit Committee until March 1, 2020. As Chairman of the Audit Committee, Mr. McCready received an additional amount of $15,000 per annum for the fiscal year ended March 31, 2019 and for periods prior to March 1, 2020.

(2)	Represents amounts being charged to the Fund for compliance services.
(3)	Mr. Doherty joined the Board effective March 1, 2019. As Chairman of the Audit Committee, Mr. Doherty receives an additional amount of $10,000 per annum.
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CONTROL PERSONS AND PRINCIPAL HOLDERS
[To be updated by amendment]
A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote.
[As of [    ], 2020, to the best knowledge of the Fund, no person owned beneficially or of-record 5% or more of the outstanding shares of any class of the Fund or 5% or more of the outstanding shares of the Fund addressed herein, except as set forth in the table below.
RECORD SHAREHOLDER	PERCENTAGE OF SHARES
[ ] (1)	[ ]%
(1)	The Fund has no knowledge as to whether all or a portion of the shares owned of record are also owned beneficially.
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INVESTMENT ADVISORY AND OTHER SERVICES
The Adviser
The Fund’s investment adviser is Versus Capital Advisors LLC, a registered adviser under the Investment Advisers Act of 1940, as amended (the “ Advisers Act ”). The Adviser’s offices are located at 5555 DTC Parkway, Suite 330, Greenwood Village, Colorado 80111. The Adviser is a Delaware limited liability company originally formed in March of 2007 and reorganized in 2011. Versus Capital is a wholly owned subsidiary of Versus Capital Group, LLC. The co-founders of Versus Capital - Mark D. Quam, William R. Fuhs and Casey R. Frazier, indirectly own a controlling interest in Versus Capital Group, LLC. Mr. Fuhs, Mr. Quam and Mr. Frazier also serve as Interested Directors to the Fund.
The Fund has engaged the Adviser to provide investment advice to, and manage the day-to-day business and affairs of, the Fund, in each case under the ultimate supervision of and subject to any policies established by the Board, pursuant to an investment management agreement entered into between the Fund and the Adviser. The Adviser has been delegated the responsibility of selecting the Private Funds and selecting and overseeing the Sub-Advisers (subject to the ultimate oversight of the Board). In selecting Private Funds and Sub-Advisers, the Adviser evaluates each Private Fund and Sub-Adviser to determine whether their respective investment programs are consistent with the Fund’s investment objective and strategies. The Adviser monitors the Private Funds and Sub-Advisers on an ongoing basis and may, at its discretion, subject to the repurchase policies of the Private Funds, reallocate the Fund’s assets among the Private Funds and Sub-Advisers, terminate or redeem investments from existing Private Funds or Sub-Advisers, and select additional Private Funds or Sub-Advisers subject to review and approval of the Board. The Adviser also provides certain administrative services to the Fund, including: providing office space, handling shareholder inquiries regarding the Fund, providing shareholders with information concerning their investment in the Fund, coordinating and organizing meetings of the Board, and providing other support services. The Adviser will perform its duties subject to any policies established by the Board.
In consideration for all such services, the Fund will pay the Adviser a quarterly fee (the “Investment Management Fee”) at an annual rate of 0.95% of the Fund’s NAV, which will accrue daily on the basis of the average daily NAV of the Fund. The Investment Management Fee will be paid to the Adviser out of the Fund’s assets. The Adviser was paid approximately $17,172,000, $23,527,000, and $26,500,000 in advisory fees for the fiscal years ended March 31, 2018, 2019, and 2020 respectively.
Sub-Adviser – Security Capital
The Adviser has engaged Security Capital Research & Management Incorporated (“ Security Capital ”) a registered investment adviser under the Advisers Act, to act as an independent sub-adviser to the Fund. Security Capital is located at 10 South Dearborn Street, Suite 1400 Chicago, Illinois 60603. Security Capital typically seeks to provide exposure to publicly traded Real Estate Securities on behalf of the Fund. Security Capital is paid a management fee by the Fund based on assets under management that decreases as assets increase. The Investment Management Fee will be paid to Security Capital out of the Fund’s assets. The fees are assessed on a sliding scale and ranging from 1.0% down to 0.50% based on assets under management. Security Capital was paid approximately $1,345,000, $1,068,000, and $1,058,000 in Sub-Advisory fees for the fiscal years ended March 31, 2018, 2019, and 2020 respectively.
Sub-Adviser – Principal Real Estate Investors
The Adviser has engaged Principal Real Estate Investors, LLC (“ PrinREI ”) a registered investment adviser under the Advisers Act, to act as an independent sub-adviser to the Fund. PrinREI is located at 711 High Street, Des Moines, IA 50392. PrinREI typically seeks to provide exposure to publicly traded Real Estate Securities on behalf of the Fund. PrinREI is paid a management fee by the Fund based on assets under management that decreases as assets increase. The Investment Management Fee will be paid to PrinREI out of the Fund’s assets. The fees are assessed on a sliding scale and range from 0.60% when assets are under $150 million down to 0.55% when assets are over $150 million. PrinREI was paid approximately $908,000, $1,330,000, and $1,608,000 in Sub-Advisory fees for the fiscal years ended March 31, 2018, 2019, and 2020 respectively.
Former Sub-Adviser – Callan
The Adviser previously engaged Callan LLC (“ Callan ”), a registered investment adviser under the Advisers Act, to provide both ongoing research and opinions of institutional asset managers and their Private Funds for consideration by the Adviser on behalf of the Fund as well as recommendations for the selection of Private Funds
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and Sub-Advisers for approval by the Adviser. At a meeting held on June 12, 2019, though, the Board, including a majority of the Independent Directors, voted to terminate the investment advisory agreement between the Fund and Callan. Callan is headquartered at 600 Montgomery Street, Suite 800, San Francisco, CA 94111 with offices across the country. Under the terms of the Callan Sub-Advisory Agreement, Callan received fees from the Adviser (not the Fund) as follows: with respect to the cumulative NAV between $0 and $1.0 billion of assets under management, an annual rate of 10 basis points (0.10%); with respect to the cumulative net asset value in excess of $1.0 billion up to $1.5 billion of assets under management, an annual fee of 4 basis points (0.04%); with respect to the cumulative net asset value in excess of $1.5 billion, an annual fee of 2 basis points (0.02%). For the fiscal year ended March 31, 2018, Callan was paid $1,387,782 in sub-advisory fees. Callan was paid $1,385,556 for the year ended March 31, 2019. Callan was paid $672,000 for the fiscal year ended March 31, 2020.
The Adviser has engaged Callan to provide certain non-investment advisory consulting services to the Adviser.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
[To be updated by amendment]
[     ], serves as the independent registered public accounting firm of the Fund. [     ] provides audit services, tax assistance and consultation in connection with the review of SEC and IRS filings.
CUSTODIAN
The Bank of New York Mellon (the “ Custodian ”) serves as the primary custodian of the assets of the Fund, and may maintain custody of such assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Board. The Custodian’s principal business address is 4400 Computer Drive, Westborough, MA 01581.
LEGAL COUNSEL
Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199, acts as legal counsel to the Fund.
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PORTFOLIO MANAGERS
The following tables identify, as of March 31, 2020: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by the Fund’s portfolio managers (collectively, “Other Accounts”); (ii) the total assets of such Other Accounts; and (iii) the number and total assets of Other Accounts with respect to which the management fee charged is based on performance.
Versus Capital Advisors LLC
Portfolio Manager	Other Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number	Total Assets of Other Registered Investment Companies	Number	Total Assets	Number	Total Assets of Other Accounts
Casey Frazier, CFA	1	$1.6 billion	4	$1.4 million	0	N/A
William Fuhs	1	$1.6 billion	4	$1.4 million	0	N/A
Dave Truex, CFA	1	$1.6 billion	4	$1.4 million	0	N/A
Performance Fee Based Accounts
(The number of accounts and the total assets in the accounts managed by each portfolio manager with respect to which the advisory fee is based on the performance of the account.)

Casey Frazier, CFA	0	N/A	0	N/A	0	N/A
William Fuhs	0	N/A	0	N/A	0	N/A
Dave Truex, CFA	0	N/A	0	N/A	0	N/A
Conflicts of Interest
In addition to the Fund, the Adviser provides investment advisory services to the Versus Capital Real Assets Fund, LLC, a continuously offered registered closed end management investment company that has elected to be treated as an interval fund, as well as four charitable pooled income funds, as defined under section 642(c)(5) of the Code. [Given the significant differences in the investment objectives of the other accounts managed by the portfolio managers, it is not anticipated that holdings will overlap. As a result, the Adviser does not believe that it has any conflicts of interest in allocating investment opportunities to the Fund. However, the Adviser has policies and procedures designed to allocate investment opportunities among the funds and accounts that it manages on a fair and equitable basis over time. See “Conflicts of Interest - The Adviser, the Sub-Advisers, and the Private Fund Managers” below for an additional discussion of the Adviser’s conflicts of interest.]
Compensation
A team approach is used by the Adviser to manage the Fund. The Investment Committee of the Adviser is chaired by Casey Frazier, and includes William Fuhs and David Truex. Mr. Frazier and Mr. Fuhs are founding members of the Adviser and are paid a base salary and a share of the profits, if any, earned in their ownership of the Adviser. Mr. Truex is paid a base salary and a discretionary bonus.
Ownership of Securities
The following table discloses the dollar range of equity securities beneficially owned by the portfolio managers of the Fund as of March 31, 2020.
Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund
William R. Fuhs, Jr.	$500,001-$1,000,000
Casey Frazier	$100,001-$500,000
David Truex	$10,001-$50,000
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Security Capital Research & Management Incorporated (“Security Capital”)
As of March 31, 2020, in addition to the Versus Capital Multi-Manager Real Estate Income Fund LLC (the “ Fund ”), Security Capital’s portfolio managers were responsible for the day-to-day management of certain other accounts, as follows:
Portfolio Manager	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number	Assets Managed	Number	Assets Managed	Number	Assets Managed
Anthony R. Manno Jr.	2	$0.4 billion	2	$0.7 billion	45	$2.0 billion
Kenneth D. Statz	2	$0.4 billion	2	$0.7 billion	45	$2.0 billion
Kevin W. Bedell	2	$0.4 billion	2	$0.7 billion	45	$2.0 billion
Nathan J. Gear	2	$0.4 billion	2	$0.7 billion	45	$2.0 billion
Performance Fee Based Accounts
(The number of accounts and the total assets in the accounts managed by each portfolio manager with respect to which the advisory fee is based on the performance of the account.)

Anthony R. Manno Jr.	0	$0.0 billion	0	$0.0 billion	3	$0.3 billion
Kenneth D. Statz	0	$0.0 billion	0	$0.0 billion	3	$0.3 billion
Kevin W. Bedell	0	$0.0 billion	0	$0.0 billion	3	$0.3 billion
Nathan J. Gear	0	$0.0 billion	0	$0.0 billion	3	$0.3 billion
Conflicts of Interest
The Security Capital portfolio managers’ management of other accounts may give rise to potential conflicts of interest in connection with their management of the Fund’s investments, on the one hand, and the investments of the other accounts, on the other. The other accounts managed by Security Capital’s portfolio managers include other registered mutual funds and separately managed accounts. The other accounts might have similar investment objectives as the Fund or hold, purchase, or sell securities that are eligible to be held, purchased, or sold by the Fund. While the portfolio managers’ management of other accounts may give rise to the following potential conflicts of interest, Security Capital does not believe that the conflicts, if any, are material or, to the extent any such conflicts are material, Security Capital believes that it has designed policies and procedures to manage those conflicts in an appropriate way.
A potential conflict of interest may arise as a result of the portfolio managers’ day-to-day management of the Fund. Because of their positions with the Fund, the portfolio managers know the size, timing, and possible market impact of Fund trades. It is theoretically possible that the portfolio managers could use this information to the advantage of other accounts they manage and to the possible detriment of the Fund. However, Security Capital has adopted policies and procedures reasonably designed to allocate investment opportunities on a fair and equitable basis over time.
A potential conflict of interest may arise as a result of the portfolio managers’ management of the Fund and other accounts, which, in theory, may allow them to allocate investment opportunities in a way that favors other accounts over the Fund. This conflict of interest may be exacerbated to the extent that Security Capital or the portfolio managers receive, or expect to receive, greater compensation from their management of the other accounts than from the Fund. Notwithstanding this theoretical conflict of interest, it is Security Capital’s policy to manage each account based on its investment objectives and related restrictions and, as discussed above, Security Capital has adopted policies and procedures reasonably designed to allocate investment opportunities on a fair and equitable basis over time and in a manner consistent with each account’s investment objectives and related restrictions. For example, while the portfolio managers may buy for other accounts securities that differ in identity or quantity from securities bought for the Fund, such securities might not be suitable for the Fund given the investment objectives and related restrictions.
Compensation
The Fund pays Security Capital a sub-advisory fee based on the net assets of the Fund managed by Security Capital, as set forth in an investment sub-advisory agreement between Security Capital and Versus Capital. Security Capital pays its investment professionals out of its total revenues and other resources, including the sub-advisory fees earned with respect to the Fund. The following information relates to the period ended March 31, 2020.
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The principal form of compensation of Security Capital’s professionals is a base salary and annual bonus. Base salaries are fixed for each portfolio manager. Each professional is paid a cash salary and, in addition, a year-end bonus based on achievement of specific objectives that the professional’s manager and the professional agree upon at the commencement of the year. The annual bonus is paid partially in cash and partially in either: (i) restricted stock of Security Capital’s parent company, JPMorgan Chase & Co., and/or (ii) in self-directed parent company mutual funds, all vesting over a three-year period (50% each after the second and third years). The annual bonus is a function of Security Capital achieving its financial, operating and investment performance goals, as well as the individual achieving measurable objectives specific to that professional’s role within the firm. The annual incentive program is linked directly to the profitability of each business unit, to JPMorgan Asset Management as a whole, and to the performance of the firm generally. None of the portfolio managers’ compensation is based on the performance of, or the value of assets held in, the Fund.
Ownership of Securities
As of March 31, 2020, Security Capital’s portfolio managers did not beneficially own any shares of the Fund.
Principal Real Estate Investors (“PrinREI”)
As of March 31, 2020, in addition to the Fund, PrinREI’s portfolio managers were responsible for the day-to-day management of certain other accounts, as follows:
Portfolio Manager	Other Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number	Total Assets of Other Registered Investment Companies	Number	Total Assets	Number	Total Assets of Other Accounts
Anthony Kenkel	9	$7,536 MM	5	$918 MM	66	$6,391 MM
Kelly Rush	9	$7,536 MM	5	$1,029 MM	67	$6,418 MM
Simon Hedger	7	$3,341 MM	4	$956 MM	33	$4,174 MM
Scott Carson	6	$1,506 MM	1	$87 MM	11	$1,496 MM
Marc Peterson	6	$1,506 MM	2	$138 MM	15	$3,335 MM
Performance Fee-Based Accounts
(The number of accounts and the total assets in the accounts managed by each portfolio manager with respect to which the advisory fee is based on the performance of the account.)

Anthony Kenkel	0	$0	0	$0	7	$554 MM
Kelly Rush	0	$0	0	$0	7	$554 MM
Simon Hedger	0	$0	0	$0	7	$554 MM
Scott Carson	0	$0	0	$0	1	$35 MM
Marc Peterson	0	$0	0	$0	1	$35 MM
Conflicts of Interest
In addition to sub-advising the Fund, PrinREI provides investment advisory services to numerous other client accounts. The investment objectives and policies of these accounts may differ from those of the Fund. Based on these differing circumstances, potential conflicts of interest may arise because PrinREI may be required to pursue different investment strategies on behalf of the Fund and other client accounts. For example, where PrinREI is managing an account for an individual, it may be required to consider the individual client’s existing positions, personal tax situation, suitability, personal biases, and investment time horizon, considerations that do not necessarily impact its investment decisions on behalf of the Fund. This means that research on securities to determine the merits of including them in the Fund’s portfolio are similar, but not identical, to those employed in building private client portfolios. As a result, there may be instances in which PrinREI purchases or sells an investment for one or more private accounts and not for the Fund, or vice versa. To the extent the Fund and other clients seek to acquire the same security at about the same time, the Fund may not be able to acquire as large a position in such security as it desires or it may have to pay a higher price for the security. Similarly, the Fund may not be able to obtain as large an execution of an order to sell or as high a price for any particular security if the portfolio managers desire to sell the same portfolio security at the same time on behalf of other clients. On the other hand, if the same securities are bought or sold at the same time by more than one client, the resulting participation in volume transactions could produce better executions for the Fund.
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Compensation
The Fund pays PrinREI a sub-advisory fee based on the net assets of the Fund managed by PrinREI, as set forth in an investment sub-advisory agreement between PrinREI and Versus Capital. PrinREI pays its investment professionals out of its total revenues and other resources, including the sub-advisory fees earned with respect to the Fund. The following information relates to the period ended March 31, 2020.
Compensation for all team members is comprised of fixed pay (base salary) and variable incentive components. As team members advance in their careers, the variable incentive opportunity increases in its proportion commensurate with responsibility levels. Variable incentive takes the form of a profit-based incentive plan with funding based on pre-tax, pre-bonus operating earnings generated by the team. The plan is designed to provide line-of-sight to team members, enabling them to share in current and future business growth (profits of the team) while reinforcing delivery of investment performance, long- term business growth, team collaboration, regulatory compliance, operational excellence, client retention and client satisfaction. Investment performance is measured against relative client benchmarks and peer groups over one-year, three-year, calculated quarterly, reinforcing a longer-term orientation.
Awards from the profit share plan are delivered in the form of cash or a combination of cash, Principal Financial Group (“PFG”) restricted stock units (“RSUs”) and fund deferrals (money is aligned with funds managed by the team). The amount of incentive delivered in the form of RSUs and fund deferral awards depends on the size of an individual’s incentive award as it relates to a tiered deferral schedule. RSU and fund deferral awards are subject to a three-year cliff vesting schedule. The overall measurement framework and deferred components are designed to align with a focus on clients’ objectives (e.g. long-term investment performance; fund deferrals), alignment with Principal shareholders (e.g. RSUs), and talent retention.
The annual discretionary bonus is determined based on investment performance and discretionary factors including individual performance, market compensation levels, retentive needs, contribution to profitability, and collaborative effort. Performance goals used to measure individual performance is closely aligned with client investment goals and objectives, with the largest determinant being portfolio investment performance relative to appropriate client benchmarks and peer groups over one and three-year time periods.
Promotions are based on need for a higher-level role and individual readiness. Readiness for a promotion involves an evaluation of the individual’s demonstrated competencies, proficiencies and behavior.
Ownership of Securities
As of March 31, 2020, PrinREI’s portfolio managers did not beneficially own any shares of the Fund.
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REPURCHASES AND TRANSFERS OF SHARES
Involuntary Repurchases
Subject to limitations in the LLC Agreement, the Investment Company Act and the rules thereunder, the Fund’s Board may cause a mandatory repurchase by the Fund of a shareholder’s Shares if (i) such Shares have been transferred in violation of the Fund’s Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”), or such Shares have vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; (ii) ownership of Shares by a shareholder or other person will cause the Fund to be in violation of, or require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; (iii) continued ownership of such Shares may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; (iv) such shareholder owns Shares having an aggregate NAV less than an amount determined from time to time by the Board; (v) any of the representations and warranties made by a shareholder in connection with the acquisition of Shares thereof was not true when made or has ceased to be true; or (vi) it would be in the best interests of the Fund, as determined by the Board, for the Fund to repurchase such Shares.
Transfers of Shares
No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of Shares.
Each shareholder and transferee is required to pay all expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with such transfer.
CODE OF ETHICS
The Fund and the Adviser have each adopted a Joint Code of Ethics, and each Sub-Adviser has adopted a code of ethics, pursuant to Rule 17j-1 under the Investment Company Act, that permits its personnel, subject to the codes, to invest in securities, including securities that may be purchased or held by the Fund. Foreside Funds Distributors LLC, acting as Distributor, is exempt from Rule 17j-1. These codes of ethics are available on the Electronic Data-Gathering, Analysis, and Retrieval system (“ EDGAR ”) on the SEC’s website at http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.
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PROXY VOTING POLICIES AND PROCEDURES
The Fund invests in Private Funds which have investors other than the Fund. The Fund may invest some of its assets in non-voting securities of Private Funds.
The Fund has delegated voting of proxies in respect of portfolio holdings to the Adviser, to vote the Fund’s proxies in accordance with the Adviser’s proxy voting guidelines and procedures. For assets sub-advised by Sub-Advisers, the Adviser has delegated its authority to vote proxies to those Sub-Advisers. The proxy voting policies and procedures of the Sub-Advisers are set forth on Appendix A to this SAI. Private Funds typically do not submit matters to investors for vote; however, if a Private Fund submits a matter to the Fund for vote (and the Fund holds voting interests in the Private Fund), the Adviser will vote on the matter in a way that it believes is in the best interest of the Fund and in accordance with the following proxy voting guidelines (the “Voting Guidelines”):
•	In voting proxies, the Adviser is guided by general fiduciary principles. The Adviser’s goal is to act prudently, solely in the best interest of the Fund.
•
The Adviser attempts to consider all factors of its vote that could affect the value of the investment and will vote proxies in the manner that it believes will be consistent with efforts to maximize shareholder value.

•	The Adviser, absent a particular reason to the contrary, generally will vote with management’s recommendations on routine matters. Other matters will be voted on a case-by-case basis.
The Adviser applies its Voting Guidelines in a manner designed to identify and address material conflicts that may arise between the Adviser’s interests and those of its clients before voting proxies on behalf of such clients. The Adviser relies on the following to seek to identify conflicts of interest with respect to proxy voting and assess their materiality:
•
The Adviser’s employees are under an obligation (i) to be aware of the potential for conflicts of interest on the part of the Adviser with respect to voting proxies on behalf of client accounts both as a result of an employee’s personal relationships and due to special circumstances that may arise during the conduct of the Adviser’s business, and (ii) to bring conflicts of interest of which they become aware to the attention of certain designated persons.

•
Such designated persons work with appropriate personnel of the Adviser to determine whether an identified conflict of interest is material. A conflict of interest will be considered material to the extent that it is determined that such conflict has the potential to influence the Adviser’s decision-making in voting the proxy. All materiality determinations will be based on an assessment of the particular facts and circumstances. The Adviser shall maintain a written record of all materiality determinations.

•	If it is determined that a conflict of interest is not material, the Adviser may vote proxies notwithstanding the existence of the conflict.
•
If it is determined that a conflict of interest is material, the Adviser may seek legal assistance from appropriate counsel for the Adviser to determine a method to resolve such conflict of interest before voting proxies affected by the conflict of interest. Such methods may include:

○	disclosing the conflict to the Board and obtaining the consent of the Board before voting;
○	engaging another party on behalf of the Fund to vote the proxy on its behalf;
○	engaging a third party to recommend a vote with respect to the proxy based on application of the policies set forth herein; or
○	such other method as is deemed appropriate under the circumstances given the nature of the conflict.
The Adviser shall maintain a written record of the method used to resolve a material conflict of interest. Information regarding how the Adviser and Sub-Advisers voted the Fund’s proxies related to the Fund’s portfolio holdings during the most recent 12-month period is available without charge, upon request, by calling (877) 200-1878 and is available on the SEC’s website at http://www.sec.gov.
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CONFLICTS OF INTEREST
The Adviser, the Sub-Advisers, and the Private Fund Managers
The Adviser, the Sub-Advisers, and the managers of the Private Funds (collectively referred to herein as “Managers”) and their respective affiliates are actively engaged in transactions and in rendering discretionary or non-discretionary investment advice on behalf of the Fund, the Private Funds, and other registered investment companies, private investment funds, and individual accounts (collectively, “Adviser Clients”). Each Manager will evaluate a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund and other Adviser Clients at a particular time. Because these considerations may differ, the investment activities of the Fund, on the one hand, and other Adviser Clients, on the other hand, may differ considerably from time to time. In addition, the fees and expenses of the Fund may differ from those of the other Adviser Clients.
Other Adviser Clients may have investment objectives and strategies that are similar to those of the Fund and may involve the same types of investments as the Fund and/or the Private Funds. As a result, a Manager’s other Adviser Clients may compete with the Fund and/or the Private Funds for appropriate investment opportunities and conflicts of interest may arise with respect to the allocation of the investment opportunities, particularly with respect to capacity constrained opportunities. It is the policy of each of the Adviser and Sub-Advisers, to the extent possible, to allocate investment opportunities to the Fund over a period of time on a fair and equitable basis relative to other Adviser Clients. Investment decisions for the Fund are made independently from those of other Adviser Clients. Neither the Adviser nor any Sub-Adviser has any obligation to invest on behalf of the Fund in any investment opportunity that the Adviser of Sub-Adviser invests in on behalf of other Adviser Clients if, in its opinion, such investment appears to be unsuitable, impractical, or undesirable for the Fund.
Conversely, certain portfolio strategies of the Managers and/or their respective affiliates used for other Adviser Clients could conflict with the strategies employed by the Managers in managing the Fund or the Private Funds, as applicable, particularly where a Manager has limited the capacity for a particular strategy or the number of accounts it will manage.As a result, the Fund may invest in a manner opposite to that of a Manager’s other Adviser Clients - i.e. the Fund buying an investment when other Adviser Clients are selling, and vice-versa. The Managers and/or their respective affiliates may give advice or take action with respect to any of their Adviser Clients that may differ in the nature or timing of any advice or action taken with respect to the Fund or the Private Funds. The Adviser may have relationships with certain Managers described herein for certain of its other Adviser Clients and the Adviser will have discretion in determining the Fund’s level of participation with such Managers. In some cases, such relationships for other Adviser Clients may be on terms different than, and sometimes more favorable than, the terms for the Fund. The Adviser, the Managers, and/or their respective affiliates may have investments or other business relationships with each other or with the Private Funds, including acting as broker, prime broker, lender, counterparty, shareholder or financial adviser. These other relationships could be more valuable than the Adviser’s or Manager’s relationships with the Fund, either due to compensation arrangements or otherwise. In addition, the Adviser, the Sub-Advisers and/or their respective affiliates may receive research products and services in connection with the brokerage services that the Adviser, the Sub-Advisers, and/or their respective affiliates may provide from time to time. For these reasons, the Managers may have financial incentives to favor certain Adviser Clients over the Fund may be conflicted in providing services to the Fund relative to its other Adviser Clients, and the Adviser will face a conflict in evaluating such Managers. Due to the prohibitions contained in the Investment Company Act regarding certain transactions between a registered investment company and its affiliated persons, or affiliated persons of those affiliated persons, the Fund may not be able to invest in Private Funds and other Adviser Clients managed by certain Managers, even if the investment would be appropriate for the Fund.
The Adviser and the Sub-Advisers may have an incentive to favor certain accounts over the Fund to the extent they have proprietary investments in those accounts or receive greater compensation for managing them than they do for managing the Fund. The proprietary activities or portfolio strategies of the Adviser, the Sub-Advisers and their respective affiliates, and the activities or strategies used for accounts managed by the Adviser, the Sub-Advisers, and/or their respective affiliates for themselves or other Adviser Clients, could conflict with the transactions and strategies employed by the Fund, and could affect the prices and availability of the securities and instruments in which the Fund invests. Issuers of securities held by the Fund or a Private Fund may have publicly or privately traded securities in which the Adviser, the Managers, and/or their respective affiliates are investors or market makers. The trading activities of the Adviser, the Managers and their respective affiliates generally are carried out without reference to positions held directly or indirectly by the Fund or the Private Funds and may have an effect on the value
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of the positions so held. Any of their proprietary accounts and other customer accounts may compete with the Fund for specific trades, or may hold positions opposite to positions maintained on behalf of the Fund. The Sub-Advisers may give advice and recommend securities to, or buy or sell securities for the Fund, which advice or securities may differ from advice given to, or securities recommended or bought or sold for, other accounts and customers even though their investment objectives may be the same as, or similar to, those of the Fund. The managers of the Private Funds may have conflicts of interest with respect to the Private Funds that are similar to the conflicts of interest that the Sub-Advisers have with the Fund, which therefore indirectly impact the Fund.
The Distributor and Intermediaries
Foreside Funds Distributors LLC serves as the Fund’s “statutory underwriter,” within the meaning of the Securities Act, and “principal underwriter,” within the meaning of the Investment Company Act, and facilitates the distribution of the Shares. The Fund, the Adviser and/or the Distributor may authorize one or more financial intermediaries, including certain brokers or dealers who sell Shares (each an “Intermediary” and, collectively, the “Intermediaries”) to receive orders on behalf of the Fund. Additionally, the Adviser has entered into servicing agreements to compensate the Intermediaries and certain other financial industry professionals providing ongoing services in respect of clients to whom they have distributed Shares of the Fund. Such compensation to the Intermediaries is paid by the Adviser out of the Adviser’s own resources and is not an expense of the Fund or Fund shareholders. These payments may create a conflict of interest for the Intermediaries by providing an incentive to recommend the Fund’s Shares over other potential investments that may also be appropriate for the clients of such Intermediaries. Such professionals and Intermediaries may provide varying investment products, programs, platforms and accounts through which investors may purchase or participate in a repurchase of Shares of the Fund. Platform fees, administration fees, shareholder services fees and sub-transfer agent fees paid to Intermediaries are not paid by the Fund.
Any Intermediaries or their respective affiliates may provide brokerage, placement, investment banking and other financial or advisory services from time to time to one or more accounts or entities managed by the Managers or their affiliates, including the Private Funds, and receive compensation for providing these services.
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TAX ASPECTS
The following discussion of U.S. federal income tax consequences of investment in Shares of the Fund is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, and other applicable authority, as of the date of this SAI. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important U.S. federal income tax considerations generally applicable to investments in Shares of the Fund. This summary does not purport to be a complete description of the U.S. federal income tax considerations applicable to an investment in Shares of the Fund. There may be other tax considerations applicable to particular shareholders. For example, except as otherwise specifically noted herein, this summary has not described certain tax considerations that may be relevant to certain types of persons subject to special treatment under the U.S. federal income tax laws, including shareholders subject to the U.S. federal alternative minimum tax, insurance companies, tax exempt organizations, pension plans and trusts, regulated investment companies, dealers in securities, shareholders holding Shares through tax-advantaged accounts (such as 401(k) plans or individual retirement accounts), financial institutions, shareholders holding Shares as part of a hedge, straddle, or conversion transaction, entities that are not organized under the laws of the United States or a political subdivision thereof, and persons who are neither citizens nor residents of the United States. This summary assumes that investors hold Shares as capital assets (within the meaning of the Code). Shareholders should consult their own tax advisors regarding their particular situation and the possible application of U.S. federal, state, local, non-U.S. or other tax laws, and any proposed tax law changes.
Taxation of the Fund
The Fund has elected and intends to qualify and be eligible to be treated each year as a regulated investment company under Subchapter M of the Code. In order to qualify for the special tax treatment accorded regulated investment companies and their shareholders, the Fund must, among other things: (a) derive at least 90% of its gross income for each taxable year from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies and (ii) net income derived from interests in “qualified publicly traded partnerships” (as defined below); (b) diversify its holdings so that, at the end of each quarter of the Fund’s taxable year, (i) at least 50% of the value of the Fund’s total assets consists of cash and cash items, U.S. government securities, securities of other regulated investment companies, and other securities limited in respect of any one issuer to a value not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund’s total assets is invested, including through corporations in which the Fund owns a 20% or more voting stock interest, (x) in the securities (other than those of the U.S. government or other regulated investment companies) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar, or related trades or businesses, or (y) in the securities of one or more qualified publicly traded partnerships (as defined below); and (c) distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid—generally, taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and any net tax exempt interest income for such year.
In general, for purposes of the 90% gross income requirement described in paragraph (a) above, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership that would be qualifying income if realized directly by the regulated investment company. However, 100% of the net income derived from an interest in a “qualified publicly traded partnership” (a partnership (x) the interests in which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (y) that derives less than 90% of its income from the qualifying income described in paragraph (a)(i) above) will be treated as qualifying income. In general, such entities will be treated as partnerships for U.S. federal income tax purposes because they meet the passive income requirement under Code section 7704(c)(2). In addition, although in general the passive loss rules of the Code do not apply to regulated investment companies, such rules do apply to a regulated investment company with respect to items attributable to an interest in a qualified publicly traded partnership.
For purposes of the diversification test in (b) above, the term “outstanding voting securities of such issuer” will include the equity securities of a qualified publicly traded partnership. Also, for purposes of the diversification test in (b) above, the identification of the issuer (or, in some cases, issuers) of a particular Fund investment can depend on the terms and conditions of that investment. In some cases, identification of the issuer (or issuers) is uncertain
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under current law, and an adverse determination or future guidance by the IRS with respect to issuer identification for a particular type of investment may adversely affect the Fund’s ability to meet the diversification test in (b) above.
If the Fund qualifies as a regulated investment company that is accorded special tax treatment, the Fund will not be subject to U.S. federal income tax on income or gains distributed in a timely manner to shareholders in the form of dividends (including Capital Gain Dividends, as defined below). If the Fund were to fail to meet the income, diversification, or distribution tests described above, the Fund could in some cases cure such failure, including by paying a Fund-level tax, paying interest, making additional distributions, or disposing of certain assets. If the Fund were ineligible to or otherwise did not cure such failure for any year, or were otherwise to fail to qualify as a regulated investment company accorded special tax treatment for such year, the Fund would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax exempt income and net long-term capital gains, would be taxable to Shareholders as ordinary income. Some portions of such distributions may be eligible for the dividends-received deduction in the case of corporate shareholders and may be eligible to be treated as “qualified dividend income” in the case of shareholders taxed as individuals, provided, in both cases, that the shareholder meets certain holding period and other requirements in respect of the Fund’s Shares (as described below). In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before re-qualifying as a regulated investment company that is accorded special tax treatment.
The Fund intends to distribute to its shareholders, at least annually, all or substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction), its net tax exempt income (if any) and its net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss, in each case determined with reference to any loss carryforwards). Any taxable income including any net capital gain retained by the Fund will be subject to tax at the Fund level at regular corporate rates. In the case of net capital gain, the Fund is permitted to designate the retained amount as undistributed capital gain in a timely notice to its shareholders who would then, in turn, (i) be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds on a properly filed U.S. tax return to the extent the credit exceeds such liabilities. If the Fund makes this designation, for U.S. federal income tax purposes, the tax basis of Shares owned by a shareholder of the Fund will be increased by an amount equal to the difference between the amount of undistributed capital gains included in the shareholder’s gross income under clause (i) of the preceding sentence and the tax deemed paid by the shareholder under clause (ii) of the preceding sentence. The Fund is not required to, and there can be no assurance that the Fund will, make this designation if it retains all or a portion of its net capital gain in a taxable year.
Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the Fund’s net investment income. Instead, potentially subject to certain limitations, the Fund may carry net capital losses from any taxable year forward to subsequent taxable years to offset capital gains, if any, realized during such subsequent taxable years. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether the Fund retains or distributes such gains. The Fund may carry net capital losses forward to one or more subsequent taxable years without expiration. The Fund must apply such carryforwards first against gains of the same character.
In determining its net capital gain, including in connection with determining the amount available to support a Capital Gain Dividend (as defined below), its taxable income and its earnings and profits, a regulated investment company generally may elect to treat part or all of any post-October capital loss (defined as any net capital loss attributable to the portion, if any, of the taxable year after October 31 or, if there is no such loss, the net long-term capital loss or net short-term capital loss attributable to such portion of the taxable year) or late-year ordinary loss (generally, the sum of its (i) net ordinary loss from the sale, exchange or other taxable disposition of property, attributable to the portion, if any, of the taxable year after October 31, and its (ii) other net ordinary loss attributable to the portion, if any, of the taxable year after December 31) as if incurred in the succeeding taxable year.
If the Fund were to fail to distribute in a calendar year at least an amount equal to the sum of 98% of its ordinary income for such year and 98.2% of its capital gain net income recognized for the one-year period ending on October 31 of such year (or November 30 or December 31 of that year if the Fund is permitted to elect and so elects), plus any such amounts retained from the prior year, the Fund would be subject to a nondeductible 4% excise tax on the undistributed amounts. For purposes of the required excise tax distribution, a regulated investment company’s ordinary gains and losses from the sale, exchange, or other taxable disposition of property that would otherwise be
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taken into account after October 31 (or November 30 of that year if the regulated investment company makes the election described above) generally are treated as arising on January 1 of the following calendar year; in the case of a regulated investment company with a December 31 year end that makes the election described above, no such gains or losses will be so treated. Also, for these purposes, the Fund will be treated as having distributed any amount on which it is subject to corporate income tax for the taxable year ending within the calendar year. The Fund intends generally to make distributions sufficient to avoid imposition of the 4% excise tax, although there can be no assurance that it will be able to or will do so.
Fund Distributions
The Fund intends to distribute dividends to Shareholders quarterly. All distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder “opts out” (elects not to reinvest in additional Shares), pursuant to the Fund’s Dividend Reinvestment Policy. A shareholder whose distributions are so reinvested in Shares will be treated for U.S. federal income tax purposes as having received an amount in distribution equal to the fair market value of the Shares issued to the shareholder, which amount will also be equal to the net asset value of such shares. For U.S. federal income tax purposes, all distributions are generally taxable in the manner described herein, whether a shareholder takes them in cash or they are reinvested pursuant to the Dividend Reinvestment Policy in additional shares of the Fund.
Fund distributions generally will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. See the discussion below regarding distributions declared in October, November or December for further information. Distributions received by tax exempt shareholders generally will not be subject to U.S. federal income tax to the extent permitted under applicable tax law.
For U.S. federal income tax purposes, distributions of investment income other than exempt-interest dividends (described below) are generally taxable as ordinary income. Taxes on distributions of capital gains are determined by how long the Fund owned (or is deemed to have owned) the investments that generated the gains, rather than how long a shareholder has owned his or her Shares. In general, the Fund will recognize long-term capital gain or loss on investments it has owned (or is deemed to have owned) for more than one year, and short-term capital gain or loss on investments it has owned (or is deemed to have owned) for one year or less. Tax rules can alter the Fund’s holding period in investments and thereby affect the tax treatment of gain or loss in respect of such investments. Distributions of net capital gain that are properly reported by the Fund as capital gain dividends (“ Capital Gain Dividends ”) will be taxable to shareholders as long-term capital gains includible in net capital gain and taxed to individuals at reduced rates relative to ordinary income. Distributions of net short-term capital gain (as reduced by any net long-term capital loss for the taxable year) will be taxable to shareholders as ordinary income. Distributions of investment income reported by the Fund as derived from “qualified dividend income” will be taxed in the hands of individuals at the rates applicable to net capital gain, provided holding period and other requirements are met at both the shareholder and Fund levels. The Fund does not expect a significant portion of distributions to be derived from qualified dividend income.
In general, dividends of net investment income received by corporate shareholders of the Fund will qualify for the dividends-received deduction generally available to corporations only to the extent of the amount of eligible dividends received by the Fund from domestic corporations for the taxable year if certain holding period and other requirements are met at both the shareholder and Fund levels. The Fund does not expect a significant portion of distributions to be eligible for the dividends-received deduction.
Any distribution of income that is attributable to (i) income received by the Fund in lieu of dividends with respect to securities on loan pursuant to a securities lending transaction or (ii) dividend income received by the Fund on securities it temporarily purchased from a counterparty pursuant to a repurchase agreement that is treated for U.S. federal income tax purposes as a loan by the Fund, will not constitute qualified dividend income to non-corporate shareholders and will not be eligible for the dividends-received deduction for corporate shareholders.
The Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, trusts and estates to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Fund of net investment income (other than exempt-interest dividends, described below) and capital gains as described above, and (ii) any net gain from the sale, exchange or other taxable disposition of Fund shares. Shareholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Fund.
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If, in and with respect to any taxable year, the Fund makes a distribution in excess of its current and accumulated “earnings and profits,” the excess distribution will be treated as a return of capital to the extent of a shareholder’s tax basis in his or her Shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces a shareholder’s basis in his or her shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of such shares.
Pursuant to proposed regulations on which the Fund may rely, distributions by the Fund to its shareholders that the Fund properly reports as “section 199A dividends,” as defined and subject to certain conditions described below, are treated as qualified real estate investment trust (“ REIT ”) dividends in the hands of non-corporate shareholders. Non-corporate shareholders are permitted a federal income tax deduction equal to 20% of qualified REIT dividends received by them, subject to certain limitations. Very generally, a “section 199A dividend” is any dividend or portion thereof that is attributable to certain dividends received by a regulated investment company (“ RIC ”) from REITs, to the extent such dividends are properly reported as such by the RIC in a written notice to its shareholders. A section 199A dividend is treated as a qualified REIT dividend only if the shareholder receiving such dividend holds the dividend-paying RIC shares for at least 46 days of the 91-day period beginning 45 days before the shares become ex-dividend, and is not under an obligation to make related payments with respect to a position in substantially similar or related property. The Fund is permitted to report such part of its dividends as section 199A dividends as are eligible, but is not required to do so.
A distribution by the Fund will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.
Dividends and distributions on Shares are generally subject to U.S. federal income tax as described herein to the extent they do not exceed the Fund’s realized income and gains, even though such dividends and distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of Shares purchased at a time when the Fund’s net asset value reflects unrealized gains or income or gains that are realized but not yet distributed. Such realized income and gains may be required to be distributed even when the Fund’s net asset value also reflects unrealized losses.
Sales, Exchanges or Repurchases of Shares
The sale, exchange or repurchase of Fund shares may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of Fund shares treated as a sale or exchange for U.S. federal income tax purposes will be treated as long-term capital gain or loss if the shares have been held for more than 12 months. Otherwise, such gain or loss on the taxable disposition of Fund shares will be treated as short-term capital gain or loss. However, any loss realized upon a taxable disposition of Fund shares held for six months or less (i) will be treated as long-term, rather than short-term, to the extent of any long-term capital gain distributions received (or deemed received) by the shareholder with respect to the shares and (ii) generally will be disallowed to the extent of any exempt-interest dividends received by the shareholder with respect to the shares. All or a portion of any loss realized upon a taxable disposition of Fund shares will be disallowed under the Code’s “wash sale” rule if other substantially identical shares of the Fund are purchased within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.
A repurchase by the Fund of a shareholder’s shares pursuant to a Repurchase Offer (as described in the Prospectus) generally will be treated as a sale or exchange of the shares by a shareholder provided that either (i) the shareholder tenders, and the Fund repurchases, all of such shareholder’s shares, thereby reducing the shareholder’s percentage ownership of the Fund, whether directly or by attribution under Section 318 of the Code, to 0%, (ii) the shareholder meets numerical safe harbors under the Code with respect to percentage voting interest and reduction in ownership of the Fund following completion of the Repurchase Offer, or (iii) the Repurchase Offer otherwise results in a “meaningful reduction” of the shareholder’s ownership percentage interest in the Fund, which determination depends on a particular shareholder’s facts and circumstances.
If a tendering shareholder’s proportionate ownership of the Fund (determined after applying the ownership attribution rules under Section 318 of the Code) is not reduced to the extent required under the tests described above, such shareholder will be deemed to receive a distribution from the Fund under Section 301 of the Code with respect to the shares held (or deemed held under Section 318 of the Code) by the shareholder after the Repurchase Offer (a “Section 301 distribution”). The amount of this distribution will equal the price paid by the Fund to such
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shareholder for the shares sold, and will be taxable as a dividend, i.e., as ordinary income, to the extent of the Fund’s current or accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the shareholder’s tax basis in the shares held after the Repurchase Offer, and thereafter as capital gain. Any Fund shares held by a shareholder after a Repurchase Offer will be subject to basis adjustments in accordance with the provisions of the Code.
Provided that no tendering shareholder is treated as receiving a Section 301 distribution as a result of selling shares pursuant to a particular Repurchase Offer, shareholders who do not sell shares pursuant to that Repurchase Offer will not realize constructive distributions on their shares as a result of other shareholders selling shares in the Repurchase Offer. In the event that any tendering shareholder is deemed to receive a Section 301 distribution, it is possible that shareholders whose proportionate ownership of the Fund increases as a result of that Repurchase Offer, including shareholders who do not tender any shares, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount equal to the increase in their percentage ownership of the Fund as a result of the Repurchase Offer. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it.
Use of the Fund’s cash to repurchase shares may adversely affect the Fund’s ability to satisfy the distribution requirements for treatment as a regulated investment company described above. The Fund may also recognize income in connection with the sale of portfolio securities to fund share purchases, in which case the Fund would take any such income into account in determining whether such distribution requirements have been satisfied.
The foregoing discussion does not address the tax treatment of tendering shareholders who do not hold their shares as a capital asset. Such shareholders should consult their own tax advisors on the specific tax consequences to them of participating or not participating in the Repurchase Offer.
Issuer Deductibility of Interest
A portion of the interest paid or accrued on certain high yield discount obligations owned by the Fund may not, and interest paid on debt obligations, if any, that are considered for tax purposes to be payable in the equity of the issuer or a related party will not be deductible to the issuer. This may affect the cash flow of the issuer. If a portion of the interest paid or accrued on certain high yield discount obligations is not deductible, that portion will be treated as a dividend paid by the issuer for purposes of the corporate dividends received deduction. In such cases, if the issuer of the high yield discount obligations is a domestic corporation, dividend payments by the Fund may be eligible for the dividends-received deduction to the extent attributable to the deemed dividend portion of such accrued interest.
OID, Payment-in-Kind Securities, Market Discount, Preferred Securities and Commodity-Linked Notes
Some debt obligations with a fixed maturity date of more than one year from the date of issuance (and zero-coupon debt obligations with a fixed maturity date of more than one year from the date of issuance) will be treated as debt obligations that are issued originally at a discount (“OID”). Generally, the amount of the OID is treated as interest income and is included in the Fund’s income and required to be distributed over the term of the debt obligation, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligation. Increases in the principal amount of an inflation-indexed bond will generally be treated as OID.
Some debt obligations with a fixed maturity date of more than one year from the date of issuance that are acquired by the Fund in the secondary market may be treated as having “market discount.” Very generally, market discount is the excess of the stated redemption price of a debt obligation (or in the case of an obligation issued with OID, its “revised issue price”) over the purchase price of such obligation. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt obligation having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt obligation. Alternatively, the Fund may elect to accrue market discount currently, in which case the Fund will be required to include the accrued market discount on such debt obligations in the Fund’s income (as ordinary income) and thus distribute it over the term of the debt obligations, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligations. The rate at which the market discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects. The Fund reserves the right to revoke such an election at any time pursuant to applicable IRS procedures. In the case of higher-risk securities, the amount of market discount may be unclear. See “Higher-Risk Securities.”
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From time to time, a substantial portion of the Fund’s investments in loans and other debt obligations could be treated as having OID and/or market discount, which, in some cases could be significant. To generate sufficient cash to make the requisite distributions, the Fund may be required to sell securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold.
A portion of the OID accrued on certain high yield discount obligations may not be deductible to the issuer and will instead be treated as a dividend paid by the issuer for purposes of the dividends-received deduction. In such cases, if the issuer of the high yield discount obligations is a domestic corporation, dividend payments by the Fund may be eligible for the dividends-received deduction to the extent attributable to the deemed dividend portion of such OID.
Some debt obligations with a fixed maturity date of one year or less from the date of issuance may be treated as having OID or, in certain cases, “acquisition discount” (very generally, the excess of the stated redemption price over the purchase price). The Fund will be required to include the OID or acquisition discount in income (as ordinary income) and thus distribute it over the term of the debt obligation, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligation. The rate at which OID or acquisition discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects.
Some preferred securities may include provisions that permit the issuer, at its discretion, to defer the payment of distributions for a stated period without any adverse consequences to the issuer. If the Fund owns a preferred security that is deferring the payment of its distributions, the Fund may be required to report income for U.S. federal income tax purposes to the extent of any such deferred distributions even though the Fund has not yet actually received the cash distribution.
In addition, pay-in-kind obligations will, and commodity-linked notes may, give rise to income that is required to be distributed and is taxable even though the Fund receives no interest payment in cash on the security during the year.
If the Fund holds the foregoing kinds of obligations, or other obligations subject to special rules under the Code, the Fund may be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by disposition of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such dispositions, including short-term capital gains taxable as ordinary income. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution than they might otherwise receive in the absence of such transactions.
Higher-Risk Securities
Any investments in debt obligations that are at risk of or in default may present special tax issues. Tax rules are not entirely clear about issues such as whether or to what extent the Fund should recognize market discount on a debt obligation, when the Fund may cease to accrue interest, OID or market discount, when and to what extent the Fund may take deductions for bad debts or worthless securities and how the Fund should allocate payments received on obligations in default between principal and income. These and other related issues will be addressed by the Fund when, as and if it invests in such securities, in order to seek to ensure that it distributes sufficient income to preserve its status as a regulated investment company and does not become subject to federal income or excise tax.
Securities Purchased at a Premium
Very generally, where the Fund purchases a bond at a price that exceeds the redemption price at maturity (i.e., at a premium), the premium is amortizable over the remaining term of the bond. In the case of a taxable bond, if the Fund makes an election applicable to all such bonds it purchases, which election is irrevocable without consent of the IRS, the Fund reduces the current taxable income from the bond by the amortized premium and reduces its tax basis in the bond by the amount of such offset; upon the disposition or maturity of such bonds acquired on or after January 4, 2013, the Fund is permitted to deduct any remaining premium allocable to a prior period. In the case of a tax exempt bond, tax rules require the Fund to reduce its tax basis by the amount of amortized premium.
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Passive Foreign Investment Companies
If the Fund were to make an equity investment in certain “passive foreign investment companies” (“ PFICs ”) such investment could subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the PFIC or on proceeds received from the disposition of shares in the PFIC, which tax cannot be eliminated by making distributions to Fund shareholders, unless the Fund elected to treat the PFIC as a “qualified electing fund” (i.e., make a “QEF election”), in which case the Fund would be required to include its share of the company’s income and net capital gains annually, regardless of whether it receives any distribution from the company. The Fund does not expect to invest in PFICs.
Municipal Bonds
The interest on municipal bonds is generally exempt from U.S. federal income tax. The Fund does not expect to invest 50% or more of its assets in municipal bonds on which the interest is exempt from U.S. federal income tax, or in interests in other regulated investment companies. As a result, it does not expect to be eligible to pay “exempt-interest dividends” to its shareholders under the applicable tax rules. As a result, interest on municipal bonds is taxable to shareholders of the Fund when received as a distribution from the Fund. In addition, gains realized by the Fund on the sale or exchange of municipal bonds are taxable to shareholders of the Fund when distributed to shareholders.
Certain Investments in REITs
Any investment by the Fund in equity securities of REITs may result in the Fund’s receipt of cash in excess of the REIT’s earnings; if the Fund distributes these amounts, these distributions could constitute a return of capital to Fund shareholders for U.S. federal income tax purposes. Investments in REIT equity securities also may require the Fund to accrue and to distribute income not yet received. To generate sufficient cash to make the requisite distributions, the Fund may be required to sell securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold. Dividends received by the Fund from a REIT generally will not constitute qualified dividend income.
Foreign Currency Transactions
The Fund’s transactions in foreign currencies, foreign currency-denominated debt obligations and certain futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. Any such net gains could require a larger dividend toward the end of the calendar year. Any such net losses will generally reduce and potentially require the recharacterization of prior ordinary income distributions and may accelerate Fund distributions to shareholders and increase the distributions taxed to shareholders as ordinary income. Any net ordinary losses so created cannot be carried forward by the Fund to offset income or gains earned in subsequent taxable years.
Forward Contracts
The tax treatment of certain positions entered into by the Fund, including regulated futures contracts and certain foreign currency positions, will be governed by section 1256 of the Code (“ section 1256 contracts ”). Gains or losses on section 1256 contracts generally are considered 60% long-term and 40% short-term capital gains or losses (“ 60/40 ”), although certain foreign currency gains and losses from such contracts may be treated as ordinary in character. Also, section 1256 contracts held by the Fund at the end of each taxable year (and, for purposes of the 4% excise tax, on certain other dates as prescribed under the Code) are “marked-to-market” with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as ordinary or 60/40 gain or loss, as applicable.
Private Funds
The Fund may invest in Private Funds that are classified as partnerships for U.S. federal income tax purposes.
An entity that is properly classified as a partnership, rather than an association or publicly traded partnership taxable as a corporation, is not itself subject to federal income tax. Instead, each partner of the partnership must take into account its distributive share of the partnership’s income, gains, losses, deductions and credits (including all such items allocable to that partnership from investments in other partnerships) for each taxable year of the partnership
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ending with or within the partner’s taxable year, without regard to whether such partner has received or will receive corresponding cash distributions from the partnership. As such, the Fund may be required to recognize items of taxable income and gain prior to the time that the Fund receives corresponding cash distributions from the Private Fund. In such case, the Fund might have to borrow money or dispose of investments, including interests in other Private Funds, including when it is disadvantageous to do so, in order to make the distributions required in order to maintain its status as a RIC and to avoid the imposition of a federal income or excise tax.
In addition, the character of a partner’s distributive share of items of partnership income, gain and loss generally will be determined as if the partner had realized such items directly. Private Funds classified as partnerships for federal income tax purposes may therefore generate income allocable to the Fund that is not qualifying income for purposes of the 90% gross income test described above. In order to meet the 90% gross income test, the Fund may structure its investments in a way potentially increasing the taxes imposed thereon or in respect thereof.
Because the Fund may not have timely or complete information concerning the amount and sources of such an Private Fund’s income until such income has been earned by the Private Fund or until a substantial amount of time thereafter, it may be difficult for the Fund to satisfy the 90% gross income test.
Furthermore, it may not always be clear how the asset diversification rules for RIC qualification will apply to the Fund’s investments in Private Funds that are classified as partnerships for federal income tax purposes. In the event that the Fund believes that it is possible that it will fail the asset diversification requirement at the end of any quarter of a taxable year, it may seek to take certain actions to avert such failure, including by acquiring additional investments to come into compliance with the asset diversification test or by disposing of non-diversified assets. Although the Code affords the Fund the opportunity, in certain circumstances, to cure a failure to meet the asset diversification test, including by disposing of non-diversified assets within six months, there may be constraints on the Fund’s ability to dispose of its interest in an Private Fund that limit utilization of this cure period.
As a result of the considerations described in the preceding paragraphs, the Fund’s intention to qualify and be eligible for treatment as RICs can limit their ability to acquire or continue to hold positions in Private Funds that would otherwise be consistent with their investment strategy or can require them to engage in transactions in which they would otherwise not engage, resulting in additional transaction costs and reducing the Fund’s return to shareholders.
Unless otherwise indicated, references in this discussion to the Fund’s investments, activities, income, gain, and loss include, as applicable, the investments, activities, income, gain, and loss attributable to the Fund as result of the Fund’s investment in any Private Fund or other entity that is properly classified as a partnership or disregarded entity for U.S. federal income tax purposes (and not an association or publicly traded partnership taxable as a corporation).
Investments in Other RICs
The Fund’s investment in shares of other mutual funds, ETFs or other companies that qualify as RICs (each, an “underlying RIC”), can cause the Fund to be required to distribute greater amounts of net investment income or net capital gain than the Fund would have distributed had it invested directly in the securities held by the underlying RIC, rather than in shares of the underlying RIC. Further, the amount or timing of distributions from the Fund qualifying for treatment as a particular character (e.g., long-term capital gain, exempt interest, eligible for dividends-received deduction, etc.) will not necessarily be the same as it would have been had the Fund invested directly in the securities held by the underlying RIC.
Derivatives, Hedging, and Other Transactions
In addition to the special rules described above in respect of futures transactions, the Fund’s transactions in other derivatives instruments (e.g., forward contracts), as well as any of its hedging transactions, may be subject to one or more special tax rules. These rules may affect whether gains and losses recognized by the Fund are treated as ordinary or capital, accelerate the recognition of income or gains to the Fund, defer losses to the Fund, and cause adjustments in the holding periods of the Fund’s securities, thereby affecting, among other things, whether capital gains and losses are treated as short-term or long-term. These rules could, therefore, affect the amount, timing and/or character of distributions to shareholders. Because these and other tax rules applicable to these types of transactions are in some cases uncertain under current law, an adverse determination or future guidance by the IRS with respect to these rules (which determination or guidance could be retroactive) may affect whether the Fund has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a regulated investment company and avoid a fund-level tax.
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Book-Tax Differences
Certain of the Fund’s investments in derivative instruments and foreign currency-denominated instruments, and any of the Fund’s transactions in foreign currencies and hedging activities, are likely to produce a difference between its book income and the sum of its taxable income and net tax exempt income (if any). If such a difference arises, and the Fund’s book income is less than the sum of its taxable income and net tax exempt income (if any), the Fund could be required to make distributions exceeding book income to qualify as a regulated investment company that is accorded special tax treatment and to avoid an entity-level tax. In the alternative, if the Fund’s book income exceeds the sum of its taxable income (including realized capital gains) and net tax exempt income (if any), the distribution (if any) of such excess generally will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits, (ii) thereafter, as a return of capital to the extent of the recipient’s basis in its shares, and (iii) thereafter as gain from the sale or exchange of a capital asset.
Mortgage-Related Securities
The Fund may invest directly or indirectly in real estate mortgage investment conduits (“ REMICs ”) (including by investing in residual interests in CMOs with respect to which an election to be treated as a REMIC is in effect) or equity interests in taxable mortgage pools (“ TMPs ”). Under a notice issued by the IRS in October 2006 and Treasury regulations that have yet to be issued but may apply retroactively, a portion of the Fund’s income (including income allocated to the Fund from a REIT or other pass-through entity) that is attributable to a residual interest in a REMIC or an equity interest in a TMP — referred to in the Code as an “excess inclusion”— will be subject to U.S. federal income tax in all events. This notice also provides, and the regulations are expected to provide, that excess inclusion income of a regulated investment company, such as the Fund, will be allocated to shareholders of the regulated investment company in proportion to the dividends received by such shareholders, with the same consequences as if the shareholders held the related interest directly. As a result, the Fund may not be a suitable investment for charitable remainder trusts (“CRTs”), as noted below.
In general, excess inclusion income allocated to shareholders (i) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions), (ii) will constitute unrelated business taxable income (“ UBTI ”) to entities (including a qualified pension plan, an individual retirement account, a 401(k) plan, a Keogh plan or other tax exempt entity) subject to tax on UBTI, thereby potentially requiring such an entity that is allocated excess inclusion income and otherwise might not be required to file a U.S. federal income tax return, to file such a tax return and pay tax on such income, and (iii) in the case of a non-U.S. shareholder, will not qualify for any reduction in U.S. federal withholding tax. A shareholder will be subject to U.S. federal income tax on such inclusions notwithstanding any exemption from such income tax otherwise available under the Code.
Foreign (Non-U.S.) Taxation
Income, proceeds and gains received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries, which will reduce the return on those investments. Tax treaties between certain countries and the United States may reduce or eliminate such taxes.
The Fund does not expect that shareholders will be entitled to claim a credit or deduction for U.S. federal income tax purposes with respect to foreign taxes paid by the Fund; in that case the foreign tax will nonetheless reduce the Fund’s taxable income. Even if the Fund were eligible to and did elect to pass through to its shareholders foreign tax credits or deductions, tax-exempt shareholders and those who invest in the Fund through tax-advantaged accounts such as IRAs would not benefit from any such tax credit or deduction.
Tax Exempt Shareholders
Income of a regulated investment company that would be UBTI if earned directly by a tax exempt entity will not generally be attributed as UBTI to a tax exempt shareholder of the regulated investment company. Notwithstanding this “blocking” effect, a tax exempt shareholder could realize UBTI by virtue of its investment in the Fund if shares in the Fund constitute debt-financed property in the hands of the tax exempt shareholder within the meaning of Code Section 514(b). A tax exempt shareholder may also recognize UBTI if the Fund recognizes “excess inclusion income” derived from direct or indirect investments in residual interests in REMICs or equity interests in TMPs as described above, if the amount of such income recognized by the Fund exceeds the Fund’s investment company taxable income (after taking into account deductions for dividends paid by the Fund).
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In addition, special tax consequences apply to CRTs that invest in regulated investment companies that invest directly or indirectly in residual interests in REMICs or equity interests in TMPs. Under legislation enacted in December 2006, if a CRT, as defined in Section 664 of the Code, realizes any UBTI for a taxable year, a 100% excise tax is imposed on such UBTI. Under IRS guidance issued in October 2006, a CRT will not recognize UBTI solely as a result of investing in a regulated investment company that recognizes “excess inclusion income.” Rather, if at any time during any taxable year a CRT (or one of certain other tax exempt shareholders, such as the United States, a state or political subdivision, or an agency or instrumentality thereof, and certain energy cooperatives) is a record holder of a share in a regulated investment company that recognizes “excess inclusion income,” then the regulated investment company will be subject to a tax on that portion of its “excess inclusion income” for the taxable year that is allocable to such shareholders at the highest federal corporate income tax rate. The extent to which this IRS guidance remains applicable in light of the December 2006 legislation is unclear. To the extent permitted under the 1940 Act, the Fund may elect to specially allocate any such tax to the applicable CRT, or other shareholder, and thus reduce such shareholder’s distributions for the year by the amount of the tax that relates to such shareholder’s interest in the Fund. CRTs and other tax exempt shareholders are urged to consult their tax advisors concerning the consequences of investing in the Fund.
Non-U.S. Shareholders
Distributions by the Fund to shareholders that are not “United States persons” within the meaning of the Code (“foreign shareholders”) properly reported by the Fund as (1) Capital Gain Dividends, (2) short-term capital gain dividends, or (3) interest-related dividends, each as defined and subject to certain conditions described below generally are not subject to withholding of U.S. federal income tax.
In general, the Code defines (1) “short-term capital gain dividends” as distributions of net short-term capital gains in excess of net long-term capital losses and (2) “interest-related dividends” as distributions from U.S. source interest income of types similar to those not subject to U.S. federal income tax if earned directly by an individual foreign shareholder, in each case to the extent such distributions are properly reported as such by the Fund in a written notice to shareholders. The exceptions to withholding for Capital Gain Dividends and short-term capital gain dividends do not apply to (A) distributions to an individual foreign shareholder who is present in the United States for a period or periods aggregating 183 days or more during the year of the distribution and (B) distributions attributable to gain that is effectively connected with the conduct by the foreign shareholder of a trade or business within the United States under special rules regarding the disposition of U.S. real property interests as described below. If the Fund invests in a regulated investment company that pays such distributions to the Fund, such distributions retain their character as not subject to withholding if properly reported when paid by the Fund to foreign shareholders. The exception to withholding for interest-related dividends does not apply to distributions to a foreign shareholder (A) that has not provided a satisfactory statement that the beneficial owner is not a United States person, (B) to the extent that the dividend is attributable to certain interest on an obligation if the foreign shareholder is the issuer or is a 10% shareholder of the issuer, (C) that is within certain foreign countries that have inadequate information exchange with the United States, or (D) to the extent the dividend is attributable to interest paid by a person that is a related person of the foreign shareholder and the foreign shareholder is a controlled foreign corporation.
The Fund is permitted to report such part of its dividends as interest-related or short-term capital gain dividends as are eligible, but is not required to do so. In the case of shares held through an intermediary, the intermediary may withhold even if the Fund reports all or a portion of a payment as an interest-related or short-term capital gain dividend to shareholders.
Foreign shareholders should contact their intermediaries regarding the application of withholding rules to their accounts.
Distributions by the Fund to foreign shareholders other than Capital Gain Dividends, short-term capital gain dividends, and interest-related dividends (e.g., dividends attributable to dividend and foreign-source interest income or to short-term capital gains or U.S. source interest income to which the exception from withholding described above does not apply) are generally subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate).
A foreign shareholder is not, in general, subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of shares of the Fund unless (i) such gain is effectively connected with the conduct by the foreign shareholder of a trade or business within the United States, (ii) in the case of a foreign
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shareholder that is an individual, the shareholder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale and certain other conditions are met, or (iii) the special rules relating to gain attributable to the sale or exchange of “U.S. real property interests” (“ USRPIs ”) apply to the foreign shareholder’s sale of shares of the Fund (as described below).
Foreign shareholders with respect to whom income from the Fund is effectively connected with a trade or business conducted by the foreign shareholder within the United States will in general be subject to U.S. federal income tax on the income derived from the Fund at the graduated rates applicable to U.S. citizens, residents or domestic corporations, whether such income is received in cash or reinvested in shares of the Fund and, in the case of a foreign corporation, may also be subject to a branch profits tax. If a foreign shareholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the shareholder in the United States. More generally, foreign shareholders who are residents in a country with an income tax treaty with the United States may obtain different tax results than those described herein, and are urged to consult their tax advisors.
Special rules would apply if the Fund were a qualified investment entity (“ QIE ”) because it is either a “U.S. real property holding corporation” (“ USRPHC ”) or would be a USRPHC but for the operation of certain exceptions to the definition thereof. Very generally, a USRPHC is a domestic corporation that holds USRPIs the fair market value of which equals or exceeds 50% of the sum of the fair market values of the corporation’s USRPIs, interests in real property located outside the United States, and other trade or business assets. USRPIs are generally defined as any interest in U.S. real property and any interest (other than solely as a creditor) in a USRPHC or, very generally, an entity that has been a USRPHC in the last five years. A regulated investment company that holds, directly or indirectly, significant interests in REITs may be a USRPHC. Interests in domestically controlled QIEs, including REITs and regulated investment companies that are QIEs, not-greater-than-10% interests in publicly traded classes of stock in REITs and not-greater-than-5% interests in publicly traded classes of stock in regulated investment companies generally are not USRPIs, but these exceptions do not apply for purposes of determining whether the Fund is a QIE.
If an interest in the Fund were a USRPI, the Fund would be required to withhold U.S. tax on the proceeds of a share redemption by a greater-than-5% foreign shareholder or any foreign shareholder if shares of the Fund are not considered regularly traded on an established securities market, in which case such foreign shareholder generally would also be required to file a U.S. tax return and pay any additional taxes due in connection with the redemption.
If the Fund were a QIE, under a special “look-through” rule, any distributions by the Fund to a foreign shareholder (including, in certain cases, distributions made by the Fund in redemption of its shares) attributable directly or indirectly to (i) distributions received by the Fund from a lower-tier regulated investment company or REIT that the Fund is required to treat as USRPI gain in its hands, or (ii) gains realized by the Fund on the disposition of USRPIs would retain their character as gains realized from USRPIs in the hands of the Fund’s foreign shareholders, and would be subject to U.S. withholding tax. In addition, such distributions could result in the foreign shareholder being required to file a U.S. tax return and pay tax on the distributions at regular U.S. federal income tax rates. The consequences to a foreign shareholder, including the rate of such withholding and character of such distributions (e.g., as ordinary income or USRPI gain), would vary depending upon the extent of the foreign shareholder’s current and past ownership of the Fund.
Foreign shareholders should consult their tax advisers and, if holding shares through intermediaries, their intermediaries, concerning the application of these rules to their investment in the Fund.
Foreign shareholders also may be subject to “wash sale” rules to prevent the avoidance of the tax-filing and-payment obligations discussed above through the sale and repurchase of Fund shares.
In order for a foreign shareholder to qualify for any exemptions from withholding described above or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a foreign shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, W-8BEN-E or substitute form). Foreign shareholders should consult their tax advisors in this regard.
Special rules (including withholding and reporting requirements) apply to foreign partnerships and those holding Fund shares through foreign partnerships. Additional considerations may apply to foreign trusts and estates. Investors holding Fund shares through foreign entities should consult their tax advisers about their particular situation.
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A foreign shareholder may be subject to state and local tax and to the U.S. federal estate tax in addition to the U.S. federal income tax referred to above.
A beneficial holder of shares who is a non-U.S. person may be subject to state and local tax and to the U.S. federal estate tax in addition to the U.S. federal tax on income referred to above.
Backup Withholding
The Fund is generally required to withhold and remit to the U.S. Treasury a percentage of taxable distributions and redemption proceeds paid to any individual shareholder who fails to properly furnish the Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he or she is not subject to such withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability provided the appropriate information is furnished to the IRS.
Tax Shelter Reporting Regulations
Under U.S. Treasury regulations, if a shareholder recognizes a loss of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Other Reporting and Withholding Requirements
Sections 1471-1474 of the Code and the U.S. Treasury and IRS guidance issued thereunder (collectively, “ FATCA ”) generally require the Fund to obtain information sufficient to identify the status of each of its shareholders under FATCA or under an applicable intergovernmental agreement (an “ IGA ”) between the United States and a foreign government. If a shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA at a rate of 30% with respect to that shareholder on ordinary dividends it pays. If a payment by the Fund is subject to FATCA withholding, the Fund is required to withhold even if such payment would otherwise be exempt from withholding under the rules applicable to foreign shareholders described above (e.g., short-term capital gain dividends and interest-related dividends).
Shareholders that are U.S. persons and own, directly or indirectly, more than 50% of the Fund could be required to report annually their “financial interest” in the Fund’s foreign financial accounts, if any, on FinCEN Form 114, Report of Foreign Bank and Financial Accounts (FBAR). Shareholders should consult a tax advisor, and persons investing in the Fund through an intermediary should contact their intermediary, regarding the applicability to them of this reporting requirement.
Each prospective investor is urged to consult its tax adviser regarding the applicability of FATCA and any other reporting requirements with respect to the prospective investor’s own situation, including investments through an intermediary.
Shares Purchased Through Tax-Qualified Plans
Special tax rules apply to investments through defined contribution plans and other tax-qualified plans. Shareholders should consult their tax advisers to determine the suitability of shares of the Fund as an investment through such plans and the precise effect of an investment on their particular tax situation.
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BROKERAGE
Each Sub-Adviser is directly responsible for the execution of its portfolio investment transactions and the allocation of brokerage. Transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of foreign stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.
In executing transactions, each Sub-Adviser will seek to obtain the best execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, and in the case of transactions effected by the Sub-Adviser with unaffiliated brokers, the firm’s risk in positioning a block of securities. Although each Sub-Adviser generally will seek reasonably competitive commission rates, a Sub-Adviser will not necessarily pay the lowest commission available on each transaction. The Sub-Advisers will have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities.
Following the principle of seeking best execution, a Sub-Adviser may place brokerage business on behalf of the Fund with brokers that provide the Sub-Adviser and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of the Sub-Adviser are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Sub-Adviser or its affiliates in providing services to clients other than the Fund. In addition, not all of the supplemental information is used by the Sub-Adviser in connection with the Fund. Conversely, the information provided to the Sub-Adviser by brokers and dealers through which other clients of the Sub-Adviser and its affiliates effect securities transactions may be useful to the Sub-Adviser in providing services to the Fund.
Each Sub-Adviser may execute portfolio brokerage transactions through its affiliates and affiliates of the Adviser, in each case subject to compliance with the Investment Company Act.
The table below sets forth information concerning the payment of commissions (which do not include dealer “spreads” (markups or markdowns) on principal trades) by the Fund’s sub-advisers, including the amount of such commissions paid to affiliates (if any) for the indicated fiscal years:
Total Brokerage Commissions Paid*	2020	2019	2018
Portion of the Fund managed by Security Capital	$113,923	$107,296	$67,681
Portion of the Fund managed by PrinREI	$191,732	$211,861	$197,154
*Fiscal year ending 3/31
Brokerage Commissions Paid to Any Broker Affiliated with the Sub-Adviser*	2020	% of aggregate commission paid to affiliated broker(s) in 2020	2019	2018
Portion of the Fund managed by Security Capital	$0	0%	$0	$0
Portion of the Fund managed by PrinREI	$0	0%	$0	$0
*Fiscal year ending 3/31
Brokerage Commissions
Security Capital
Security Capital’s overall objective in effecting client transactions is to seek to obtain best execution. Brokers utilized to execute a client trade must be on the list of approved counterparties that is prepared and maintained by the JPMorgan Asset Management Counterparty Risk Group. Security Capital’s trading processes are designed to reduce the cost of transactions and capitalize on market opportunities. To achieve these objectives, Security Capital’s in-house trader communicates with the market makers in real estate securities, focuses on liquidity trends and identifies trading opportunities. Best execution determinations may include the following: research provided, price,
38

brokerage commission rates, promptness of execution, ability of the broker to execute, clear and settle, confidentiality provided by broker, market coverage provided by broker including access to public offerings, financial responsibility and responsiveness, and consistent quality of service from broker.
Security Capital does not enter into soft dollar arrangements. However, Security Capital does receive or have access to research generally made available by a broker to its trading clients. In addition, Security Capital does consider the value-added quality of proprietary research received from brokers in allocating trades to brokers that may result in its clients paying higher rates of commissions than might be available from other broker-dealers or through the use of alternative trading systems. During the last fiscal year, Security Capital, through an internal allocation procedure, directed the Fund’s brokerage transactions to brokers providing research services in the amount of $181.4 million in transactions and $0.1 million in related commissions.
PrinREI
PrinREI pays for some services with soft dollars however it generally limits its participation in these arrangements annually to an amount that, in its judgment, ensures best execution of client transactions. It is their policy to use all soft dollar credits generated by brokerage commissions attributable to client accounts in a manner consistent with the “safe harbor” established by Section 28(e) of the Securities Exchange Act. During the last fiscal year, PrinREI, through an internal allocation procedure, directed the Fund’s brokerage through multiple brokers in the amount of approximately $267.1 million in transactions and $191,732 in related commissions, of which $36,166 in commissions went towards research services.
FINANCIAL STATEMENTS
[The Fund’s audited financial statements appearing in the Fund’s Annual Report on Form N-CSR for the fiscal year ended [ ] are incorporated by reference in this Statement of Additional Information and have been so incorporated in reliance upon the reports of [ ], independent registered public accounting firm for the Fund, whose report is included in such Annual Report.
39

APPENDIX A - PROXY VOTING POLICIES AND PROCEDURES
Principal Global Investors
Proxy Voting and Class Action Monitoring
Rule 206(4)-6
Background
Rule 206(4)-6 under the Advisers Act requires every investment adviser who exercises voting authority with respect to client securities to adopt and implement written policies and procedures, reasonably designed to ensure that the adviser votes proxies in the best interest of its clients. The procedures must address material conflicts that may arise in connection with proxy voting. The Rule further requires the adviser to provide a concise summary of the adviser’s proxy voting process and offer to provide copies of the complete proxy voting policy and procedures to clients upon request. Lastly, the Rule requires that the adviser disclose to clients how they may obtain information on how the adviser voted their proxies.
Policy
The Advisers believe that proxy voting and the analysis of corporate governance issues, in general, are important elements of the portfolio management services provided to advisory clients. The Advisers’ guiding principles in performing proxy voting are to make decisions that (i) favor proposals that tend to maximize a company’s shareholder value and (ii) are not influenced by conflicts of interest. These principles reflect the Advisers’ belief that sound corporate governance creates a framework within which a company can be managed in the interests of its shareholders.
In addition, as a fiduciary, the Advisers also monitor certain Clients’ ability to participate in class action events through the regular portfolio management process. Accordingly, the Advisers have adopted the policies and procedures set out below, which are designed to ensure that the Advisers comply with legal, fiduciary, and contractual obligations with respect to proxy voting and class actions.
Proxy Voting Procedures
The Advisers have implemented these procedures with the premise that portfolio management personnel base their determinations of whether to invest in a particular company on a variety of factors, and while corporate governance is one such factor, it may not be the primary consideration. As such, the principles and positions reflected in the procedures are designed to guide in the voting of proxies, and not necessarily in making investment decisions.
The Investment Accounting Department has assigned a Proxy Voting Team to manage the proxy voting process. The Investment Accounting Department has delegated the handling of class action activities to a Senior Investment Accounting Leader.
Institutional Shareholder Services
Based on the Advisers’ investment philosophy and approach to portfolio construction, and given the complexity of the issues that may be raised in connection with proxy votes, the Advisers have retained the services of Institutional Shareholder Services (“ISS”). ISS is a leading global provider of investment decision support tools.
ISS offers proxy voting solutions to institutional clients globally. The services provided to the Advisers include in-depth research, voting recommendations, vote execution, recordkeeping, and reporting.
The Advisers have elected to follow the ISS Standard Proxy Voting Guidelines (the “Guidelines”), which embody the positions and factors that the Advisers’ Portfolio Management Teams (“PM Teams”) generally consider important in casting proxy votes.1 The Guidelines address a wide variety of individual topics, including, among other matters, shareholder voting rights, anti-takeover defenses, board structures, the election of directors, executive and director compensation, reorganizations, mergers, and various shareholder proposals. In connection with each proxy vote, ISS prepares a written analysis and recommendation (“ISS Recommendation”) that reflects ISS’s application of the Guidelines to the particular proxy issues. ISS Proxy Voting Guidelines Summaries are accessible to all PM Teams on the ISS system. They are also available from the Proxy Voting Team.
1	The Advisers have various Portfolio Manager Teams organized by asset classes and investment strategies.

Voting Against ISS Recommendations
On any particular proxy vote, Portfolio Managers may decide to diverge from the Guidelines. Where the Guidelines do not direct a particular response and instead list relevant factors, the ISS Recommendation will reflect ISS’s own evaluation of the factors.
If the Portfolio Manager’s judgment differs from that of ISS, a written record is created reflecting the process (See Appendix titled “Report for Proxy Vote(s) Against the ISS Recommendation(s)”), including:
1.	The requesting PM Team’s reasons for the decision;
2.	The approval of the lead Portfolio Manager for the requesting PM Team;
3.	Notification to the Proxy Voting Team and other appropriate personnel (including other Advisers Portfolio Managers who may own the particular security);
4.	A determination that the decision is not influenced by any conflict of interest; and review and approval by the Compliance Department.
(In certain cases, Portfolio Managers may not be allowed to vote against ISS recommendations due to a perceived conflict of interest. For example, Portfolio Managers will vote with ISS recommendations in circumstances where PGI is an adviser to the PGI CITs and those CITs invest in Principal mutual funds.)
Conflicts of Interest
The Advisers have implemented procedures designed to prevent conflicts of interest from influencing proxy voting decisions. These procedures include our use of the Guidelines and ISS Recommendations. Proxy votes cast by the Advisers in accordance with the Guidelines and ISS Recommendations are generally not viewed as being the product of any conflicts of interest because the Advisers cast such votes pursuant to a pre-determined policy based upon the recommendations of an independent third party.
Our procedures also prohibit the influence of conflicts of interest where a PM Team decides to vote against an ISS Recommendation, as described above. In exceptional circumstances, the approval process may also include consultation with the Advisers’ senior management, the Law Department, Outside Counsel, and/or the Client whose account may be affected by the conflict. The Advisers maintain records of the resolution of any proxy voting conflict of interest.
Proxy Voting Instructions and New Accounts
Institutional Accounts
As part of the new account opening process for discretionary institutional Clients that require the Adviser to vote proxies, the Advisers’ Investment Accounting Department is responsible for sending a proxy letter to the Client’s custodian. This letter instructs the custodian to send the Client’s proxy materials to ISS for voting. The custodian must complete the letter and provide it to ISS, with a copy to the Advisers’ Investment Accounting Department. This process is designed to ensure and document that the custodian is aware of its responsibility to send proxies to ISS.
The Investment Accounting Department is responsible for maintaining this proxy instruction letter in the Client’s file and for scanning it into the Advisers’ OnBase system. These steps are part of the Advisers’ Account Opening Process.
SMA - Wrap Accounts
The Advisers’ SMA Operations Department is responsible for servicing wrap accounts, which includes providing instructions to the relevant wrap sponsor for setting up accounts with ISS.
Fixed Income and Private Investments
Voting decisions with respect to Client investments in fixed income securities and the securities of privately-held issuers will generally be made by the relevant Portfolio Managers based on their assessment of the particular transactions or other matters at issue.

Client Direction
Clients may choose to vote proxies themselves, in which case they must arrange for their custodians to send proxy materials directly to them. Clients may provide specific vote instructions for their own ballots. Upon request, the Advisers may be able to accommodate individual Clients that have developed their own guidelines. Clients may also discuss with the Advisers the possibility of receiving individualized reports or other individualized services regarding proxy voting conducted on their behalf. Such requests should be centralized through the Advisers’ Proxy Voting Team.
Securities Lending
At times, neither the Advisers nor ISS will be allowed to vote proxies on behalf of Clients when those Clients have adopted a securities lending program. Typically, Clients who have adopted securities lending programs have made a general determination that the lending program provides a greater economic benefit than retaining the ability to vote proxies. Notwithstanding this fact, in the event that a proxy voting matter has the potential to materially enhance the economic value of the Client’s position and that position is lent out, the Advisers will make reasonable efforts to inform the Client that neither the Advisers nor ISS is able to vote the proxy until the lent security is recalled.
Abstaining from Voting Certain Proxies
The Advisers shall at no time ignore or neglect their proxy voting responsibilities. However, there may be times when refraining from voting is in the Client’s best interest, such as when the Advisers’ analysis of a particular proxy issue reveals that the cost of voting the proxy may exceed the expected benefit to the Client. Such proxies may be voted on a best-efforts basis. These issues may include, but are not limited to:
•	Restrictions for share blocking countries;[2]
•	Casting a vote on a foreign security may require that the adviser engage a translator;
•	Restrictions on foreigners’ ability to exercise votes;
•	Requirements to vote proxies in person;
•	Requirements to provide local agents with power of attorney to facilitate the voting instructions;
•	Untimely notice of shareholder meeting;
•	Restrictions on the sale of securities for a period of time in proximity to the shareholder meeting.
Proxy Solicitation
Employees should inform the Advisers’ Proxy Voting Team of the receipt of any solicitation from any person related to Clients’ proxies. As a matter of practice, the Advisers do not reveal or disclose to any third party how the Advisers may have voted (or intend to vote) on a particular proxy until after such proxies have been counted at a shareholder’s meeting. However, the Proxy Voting Team may disclose that it is the Advisers’ general policy to follow the ISS Guidelines. At no time may any Employee accept any remuneration in the solicitation of proxies.
Handling of Information Requests Regarding Proxies
Employees may be contacted by various entities that request or provide information related to particular proxy issues. Specifically, investor relations, proxy solicitation, and corporate/financial communications firms (e.g., Ipreo, DF King, Georgeson Shareholder) may contact the Advisers to ask questions regarding total holdings of a particular stock across advisory Clients, or how the Advisers intends to vote on a particular proxy. In addition, issuers may call (or hire third parties to call) with intentions to influence the Advisers’ votes (i.e., to vote against ISS).
Employees that receive information requests related to proxy votes should forward such communications (e.g., calls, e-mails, etc.) to the Advisers’ Proxy Voting Team. The Proxy Voting Team will take steps to verify the identity of the caller and his/her firm prior to exchanging any information. In addition, the Proxy Voting Team may consult with the appropriate Portfolio Manager(s) and/or the CCO with respect to the type of information that can be disclosed. Certain information may have to be provided pursuant to foreign legal requirements (e.g., Section 793 of the UK Companies Act).
2
In certain markets where share blocking occurs, shares must be “frozen” for trading purposes at the custodian or sub-custodian in order to vote. During the time that shares are blocked, any pending trades will not settle. Depending on the market, this period can last from one day to three weeks. Any sales that must be executed will settle late and potentially be subject to interest charges or other punitive fees.

External Managers
Where Client assets are placed with managers outside of the Advisers, whether through separate accounts, funds- of-funds or other structures, such external managers are responsible for voting proxies in accordance with the managers’ own policies. The Advisers may, however, retain such responsibilities where deemed appropriate.
Proxy Voting Errors
In the event that any Employee becomes aware of an error related to proxy voting, he/she must promptly report that matter to the Advisers’ Proxy Voting Team. The Proxy Voting Team will take immediate steps to determine whether the impact of the error is material and to address the matter. The Proxy Voting Team, with the assistance of the CCO (or designee), will generally prepare a memo describing the analysis and the resolution of the matter. Supporting documentation (e.g., correspondence with ISS, Client, Portfolio Managers/ analysts, etc.) will be maintained by the Compliance Department. Depending on the severity of the issue, the Law Department, Outside Counsel, and/or affected Clients may be contacted. However, the Advisers may opt to refrain from notifying non-material de minimis errors to Clients.
Recordkeeping
The Advisers must maintain the documentation described in the following section for a period of not less than five (5) years, the first two (2) years at the principal place of business. The Proxy Voting Team, in coordination with ISS, is responsible for the following procedures and for ensuring that the required documentation is retained.
Client request to review proxy votes:
•
Any request, whether written (including e-mail) or oral, received by any Employee of the Advisers, must be promptly reported to the Proxy Voting Team. All written requests must be retained in the Client’s permanent file.

•
The Proxy Voting Team records the identity of the Client, the date of the request, and the disposition (e.g., provided a written or oral response to Client’s request, referred to third party, not a proxy voting client, other dispositions, etc.) in a suitable place.

•
The Proxy Voting Team furnishes the information requested to the Client within a reasonable time period (generally within 10 business days). The Advisers maintain a copy of the written record provided in response to Client’s written (including e-mail) or oral request. A copy of the written response should be attached and maintained with the Client’s written request, if applicable and maintained in the permanent file.

•	Clients are permitted to request the proxy voting record for the 5 year period prior to their request.
Proxy statements received regarding client securities:
•	Upon inadvertent receipt of a proxy, the Advisers forward the proxy to ISS for voting, unless the client has instructed otherwise.
Note: The Advisers are permitted to rely on proxy statements filed on the SEC’s EDGAR system instead of keeping their own copies.
Proxy voting records:
•
The Advisers’ proxy voting record is maintained by ISS. The Proxy Voting Team, with the assistance of the Investment Accounting and SMA Operations Departments, periodically ensures that ISS has complete, accurate, and current records of Clients who have instructed the Advisers to vote proxies on their behalf.

•	The Advisers maintain documentation to support the decision to vote against the ISS recommendation.
•
The Advisers maintain documentation or any communications received from third parties, other industry analysts, third party service providers, company’s management discussions, etc. that were material in the basis for any voting decision.

Procedures for Class Actions
In general, it is the Advisers’ policy not to file class action claims on behalf of Clients. The Advisers specifically do not act on behalf of former Clients who may have owned the affected security but subsequently terminated their relationship with the Advisers. The Advisers only file class actions on behalf of Clients if that responsibility is specifically stated in the advisory contract, as it is the Advisers’ general policy not to act as lead plaintiff in class actions.
The process of filing class action claims is carried out by the Investment Accounting Department. In the event the Advisers opt out of a class action settlement, the Advisers will maintain documentation of any cost/benefit analysis to support that decision.
The Advisers are mindful that they have a duty to avoid and detect conflicts of interest that may arise in the class action claim process. Where actual, potential or apparent conflicts are identified regarding any material matter, the Advisers manage the conflict by seeking instruction from the Law Department and/or outside counsel.
Disclosure
The Advisers ensure that Part 2A of Form ADV is updated as necessary to reflect: (i) all material changes to this policy; and (ii) regulatory requirements.
Responsibility
Various individuals and departments are responsible for carrying out the Advisers’ proxy voting and class action practices, as mentioned throughout these policies and procedures. The Investment Accounting Department has assigned a Proxy Voting Team to manage the proxy voting process. The Investment Accounting Department has delegated the handling of class action activities to a Senior Investment Accounting Leader.
In general, the Advisers’ CCO (or designee) oversees the decisions related to proxy voting, class actions, conflicts of interest, and applicable record keeping and disclosures. In addition, the Compliance Department periodically reviews the voting of proxies to ensure that all such votes - particularly those diverging from the judgment of ISS - were voted in a manner consistent with the Advisers’ fiduciary duties.

Security Capital Research & Management, Inc. (“SC-R&M”)
Compliance Policy
Regulatory Category: Proxy Voting
Overview
➢	Advisers are fiduciaries and must act in the best interest of the client with respect to functions undertaken on behalf of the client, including proxy voting activities.
➢
Advisers must have written policies and procedures regarding how proxies are voted. The policies and procedures must include procedures intended to prevent material conflicts of interest from affecting the manner in which proxies are voted.

➢	SC-R&M has adopted written policies and procedures that address how proxies are voted and how this information can be obtained by clients.
Applicable Regulation
➢	Investment Advisers Act of 1940: Rule 206(4)-6
Summary of Regulatory Requirements
1.	An adviser must adopt and implement written policies and procedures reasonably designed to ensure that:
a.	Proxies are voted in the best interest of the client;
b.	Conflicts are identified and handled appropriately; and
c.	Fiduciary obligations are fulfilled.
2.	An adviser must disclose to its clients how they may obtain information on how proxies were voted for securities held for their accounts.
3.	An adviser must disclose to clients information about its proxy voting policies and procedures and how clients may obtain the policies and procedures.
Activities Conducted by SC-R&M to Satisfy Regulatory Requirements
1.
SC-R&M seeks to have each investment management agreement set forth whether SC-R&M or the client is responsible for voting proxies. If SC-R&M is responsible, it is SC-R&M’s obligation to vote proxies in the best interests of the client and in accordance with SC- R&M’s Proxy Voting Procedures and Guidelines.

2.	Investment personnel are principally responsible for determining how to vote individual proxies in accordance with the SC-R&M Proxy Voting Procedures and Guidelines.
3.
It is SC-R&M’s policy to vote all proxies received on securities held in portfolios, over which SC-R&M has discretionary management and proxy voting authority, unless SC-R&M determines that it is not in the best interest of the client to vote a particular proxy. These instances include but are not limited to: (a) if the security is on loan and the negative consequences to the client of recalling the loaned securities outweighs the benefits of voting in the particular instance; and (b) if the proxy involves foreign securities and the expense and administrative inconvenience or other costs outweigh the benefits to the clients of voting the securities.

4.
To assist SC-R&M’s investment personnel with proxy voting proposals, SC-R&M has retained the services of independent proxy voting vendors. The vendors may assist with such items as: (a) coordinating with client custodians to ensure that all proxy materials are processed in a timely fashion; (b) voting all proposals that are clearly covered in the SC- R&M Proxy Voting Procedures and Guidelines; (c) providing SC-R&M with a comprehensive analysis of each proxy proposal; and (d) providing SC-R&M with recommendations on how to vote each proxy proposal based on the SC-R&M Proxy Voting Procedures and Guidelines.

5.
To oversee and monitor the proxy voting process on an on-going basis, SC-R&M has established a Proxy Committee that meets annually or more frequently as circumstances dictate. The Proxy Committee is comprised of the Proxy Administrator and senior officers from the Investment, Legal, Compliance, Operations, Funds and Risk Management Departments.

6.
The primary functions of the Proxy Committee are: to periodically review general proxy voting matters, to review and approve the SC-R&M Proxy Voting Procedures and Guidelines annually, and to provide advice and recommendations on general proxy voting matters as well as on specific voting issues to be implemented. The Proxy Committee will also oversee any third party vendors to which it has delegated proxy voting responsibilities and the level of services they provide as well as determining the independence of any such vendor and determining that there are no conflicts of interest that would prevent the vendor from providing such services prior to delegating proxy responsibilities. The JPMC Third Party Oversight group supports the Proxy Committee in its oversight of vendors as per the Third Party Provider Policy.

7.
SC-R&M has established the role of a Proxy Administrator to oversee the proxy voting process. The Proxy Administrator is charged with evaluating the quality of services provided by the third party proxy vendor, if retained; escalating proposals identified by the third party proxy vendor as non-routine, but for which a Guideline exists, to the attention of the appropriate investment professionals and confirming the third party proxy vendor’s recommendation with the appropriate SC-R&M investment professional; escalating proposals identified by the third party proxy vendor as not being covered by the Guidelines to the appropriate investment professional and obtaining a recommendation with respect thereto; reviewing recommendations of SC-R&M investment professionals with respect to proposals not covered by the Guidelines or to override the Guideline; referring investment considerations regarding overrides to the Proxy Committee, if necessary; determining, in the case of overrides, whether a material conflict exists; escalating material conflicts to the Proxy Committee; and maintaining the required records. The Proxy Administrator utilizes an automated system to communicate, track and store the relevant data regarding the proxy voting process.

8.
Investment personnel analyze issues to determine if any conflict regarding proxy voting exists, and if any material conflict is identified, the matter is referred to the Proxy Administrator or its designee.

9.
Generally, when a material conflict of interest is identified by the Proxy Administrator or investment professional responsible for the particular proxy vote, a third party proxy voting vendor will be directed to vote the proxy in accordance with the SC -R&M Proxy Voting Procedures and Guidelines or by using its own guidelines. In addition, it is the responsibility of the Proxy Administrator to raise the matter to members of Legal and Compliance, who are members of the Proxy Committee, to review the conflict of interest votes. Examples of such material conflicts of interest that could arise include circumstances in which: (i) management of a SC-R&M client or prospective client, distributor or prospective distributor of its investment management products, or critical vendor, is soliciting proxies and failure to vote in favor of management may harm SC-R&M’s relationship with such company and materially impact SC-R&M’s business; or (ii) a personal relationship between a SC-R&M officer and the management of a company or other proponent of a proxy proposal could impact SC-R&M’s voting decision.

10.
An investment professional may override the recommendation of the proxy service and/or the normal SC-R&M policy position in situations in which no conflict of interest has been identified. If so, certification by the investment professional is required and must include: a written analysis supporting their recommendation, confirmation that the Information Safeguarding and Barriers Policy was not violated, and a statement that they are not aware of any personal or other relationship that could present an actual or potential conflict of interest.

11.	The Compliance Department verifies that SC-R&M’s ADV contains appropriate client disclosure on how to obtain the SC-R&M Proxy Voting Procedures and Guidelines and voting records.
12.	SC-R&M clients can obtain voting records for their portfolio(s) as well as a copy of the SC- R&M Proxy Voting Procedures and Guidelines by contacting their Client Account Manager.
13.	SC-R&M maintains all proxy voting records in an easily accessible place for seven (7) years, with the first two years at an on-site location.
Areas of Responsibility
➢	Portfolio Management
➢	Operations
➢	Compliance Department

➢	Legal Department
➢	Risk Management and Control
➢	Analysts
➢	Proxy Administrator
➢	Proxy Committee
Applicable Policies
➢	Conflicts of Interest, including Safeguarding of Inside Information Policy
➢	JPMC Information Barriers Policy - Firmwide
➢	SC-R&M Proxy Voting Procedures and Guidelines
➢	JPMC Third Party Provider Policy
Updated: April 2019

PART C.	OTHER INFORMATION
Item 25.	Financial Statements and Exhibits:
1.	Financial Statements
Included in Part A: [To be updated amendment.]
Included in Part B: [To be updated amendment.]
2.	Exhibits:
a	Amendment to Certificate of Formation (1)
b (1)	Amended and Restated Limited Liability Company Agreement dated August 19, 2011 (1)
b (2)	Amended and Restated Limited Liability Company Agreement dated December 5, 2019 (16)
e	Dividend Reinvestment Plan (1)
g (1)	Investment Management Agreement (1)
g (2)	Callan Sub-Advisory Agreement (2)
g (3)	Amendment to Callan Sub-Advisory Agreement (12)
g (4)	Security Capital Research & Management Incorporated Sub-Advisory Agreement (3)
g (5)	Amendment to Security Capital Sub-Advisory Agreement (12)
g (6)	Principal Real Estate Investors LLC Sub-Advisory Agreement (4)
g (7)	Second Amendment to Security Capital Sub-Advisory Agreement (15)
g (8)	Amendment to Principal Real Estate Investors LLC Sub-Advisory Agreement (15)
h (1)	Amended and Restated Underwriting Agreement (5)
h (2)	Distribution Agreement (6)
j (1)	Custody Agreement (1)
j (2)	Foreign Custody Agreement (1)
k (1)	Administration and Accounting Services Agreement (1)
k (2)	Transfer Agency and Shareholder Services Agreement (1)
k (3)	Expense Limitation and Reimbursement Agreement (2)(7)
k (4)	Amended & Restated Indemnity Agreement by and among the Fund and the Adviser (14)
k (5)	Power of Attorney (14)
l (1)	Opinion and Consent of Winston & Strawn LLP (11)
l (2)	Opinion and Consent of Winston & Strawn LLP (1)
l (3)	Opinion and Consent of Winston & Strawn LLP (10)
1 (4)	Opinion and Consent of Ropes & Gray LLP (16)
n (1)	Consent of Independent Registered Public Accounting Firm *
r (1)	Joint Code of Ethics of the Adviser and the Fund [f]
r (2)	Code of Ethics of Callan (9)
r (3)	Code of Ethics of Security Capital Research & Management Incorporation (9)
r (6)	Code of Ethics of Principal Real Estate Investors LLC (4)
*	To be filed by amendment
[f]	Filed herewith.
(1)	Previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File No. 333-172947) on August 29, 2011.
(2)	Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 10 to its Registration Statement filed as a 486BPOS filing (File No. 333-172947) on April 6, 2015.
(3)	Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 6 to its Registration Statement filed as a POSEX filing (File No. 333-172947) on December 22, 2011.
(4)	Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 12 to its Registration Statement filed as a POSEX filing (File No. 333-172947) on November 08, 2016.
(5)	Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 8 to its Registration Statement filed as a 486BPOS filing (File No. 333-172947) on December 19, 2012.
(6)
Previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File No. 333-172947) on August 29, 2011. Agreement was terminated effective December 3, 2012.

(7)	This contract expired on June 30, 2015, pursuant to its terms.
(8)	Previously filed as an exhibit to the Registrant’s Registration Statement filed on Form N-2 (File No. 209345) on January 29, 2018.
(9)	Previously filed as an exhibit to the Registrant’s Registration Statement filed on Form N-2 (File No. 209345) on February 3, 2016.

(10)	Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 11 to its Registration Statement filed as a 486BPOS filing (File No. 333-172947) on March 3, 2016.
(11)	Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 11 to its Registration Statement filed as a 486BPOS filing (File No. 333-172947) on April 19, 2017.
(12)	Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 16 to its Registration Statement filed as a 486APOS filing (File No. 333-172947) on December 17, 2018.
(13)	Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 17 to its Registration Statement filed as a 486BPOS filing (File No. 333-172947) on June 10, 2019.
(14)	Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 18 to its Registration Statement filed as a 486APOS filing (File No. 333-172947) on August 7, 2019.
(15)	Previously filed as an exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-236968) on March 6, 2020.
(16)	Previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File No. 333-236968) on May 4, 2020.
Item 26.	Marketing Arrangements:
See the Underwriting Agreement, filed as Ex-99.h(1) to the Registrant’s Post-Effective Amendment No. 8 to its Registration Statement on December 19, 2012, and incorporated herein by reference.
Item 27.	Other Expenses of Issuance and Distribution :
Not applicable
Item 28.	Persons Controlled by or Under Common Control:
None
Item 29.	Number of Holders of Securities as of [ ],2020 :
Title of Class	Number of Record Holders
Common	[ ]
Item 30.	Indemnification:
Reference is made to Article III, Section 3.8 of the Registrant’s Amended and Restated Limited Liability Company Agreement, filed as Exhibit 99.b which was previously filed and is incorporated by reference hereto (the “LLC Agreement”), and Section XII of the Registrant’s Underwriting Agreement, filed as Exhibit 99.h(l) which was previously filed and is incorporated by reference hereto. The Registrant hereby undertakes that it will apply the indemnification provisions of the LLC Agreement and the Underwriting Agreement in a manner consistent with Release 40-11330 of the SEC under the Investment Company Act of 1940, as amended (the “Investment Company Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the Investment Company Act remains in effect.
The Registrant maintains insurance on behalf of any person who is or was a manager, member, director, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.
Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, manager, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, manager, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser:
A description of certain other business, profession, vocation, or employment of a substantial nature in which an investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, director, officer, employee, partner or trustee, is set forth in the Registrant’s prospectus in Part A herein in the section entitled “Management of the Fund,” regarding the Registrant’s adviser, Versus Capital Advisors LLC (the “Adviser”), a registered adviser under the Investment Advisers Act of 1940, as amended (‘the Advisers Act”). Further information as to the members and officers of the Adviser is included in the Adviser’s Form ADV as filed with the Commission (File No. 801-72298) and is incorporated herein by reference.
This information with respect to Security Capital Research & Management, Inc., the Registrant’s investment sub-adviser and a registered adviser under the Advisers Act, is included in its Form ADV as filed with the Commission (File No. 801-53815), which is incorporated herein by reference.
This information with respect to Principal Real Estate Investors, LLC, the Registrant’s investment sub-adviser and a registered adviser under the Advisers Act, is included in its Form ADV as filed with the Commission (File No. 801-55618), which is incorporated herein by reference.
Item 32.	Location of Accounts and Records:
BNY Mellon maintains certain required accounting-related and financial books and records of the Registrant at 4400 Computer Drive, Westborough, MA 01581. All other required books and records are maintained by the Adviser and the Registrant at 5555 DTC Parkway, Suite 330, Greenwood Village, CO 80111, and the Registrant’s sub-advisers, Principal Real Estate Investors, LLC, 711 High Street, Des Moines, IA 50392, and Security Capital Research & Management Incorporated, 10 South Dearborn Street, Suite 1400, Chicago, Illinois 60603.
Item 33.	Management Services:
Not applicable.
Item 34.	Undertakings:
1.	Not applicable.
2.	Not applicable.
3.	Not applicable.
4.	The Registrant undertakes that:
a.	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act [15 U.S.C. 77j(a)(3)];
(2)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
d.
that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d)

or (e) under the Securities Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
e.	that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:
The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act [17 CFR 230.497];
(2)
the portion of any advertisement pursuant to Rule 482 under the 1933 Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
5.	Not applicable.
6.
The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant’s statement of additional information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwood Village, State of Colorado, on the 29 th day of May, 2020.
VERSUS CAPITAL MULTI-MANAGER REAL ESTATE INCOME FUND LLC

By:	/s/ Mark D. Quam
Name:	Mark D. Quam
Title:	Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on May 29 th , 2020.
Name:	Title:

/s/ Mark D. Quam	Director and Chief Executive Officer (Principal Executive Officer)
Mark D. Quam

/s/ William R. Fuhs, Jr.	Director and President
William R. Fuhs, Jr.*

/s/ Casey R. Frazier	Director and Chief Investment Officer
Casey R. Frazier*

/s/ Jeffry A. Jones	Director
Jeffry A. Jones*

/s/ Richard J. McCready	Director
Richard J. McCready*

/s/ Paul E. Sveen	Director
Paul E. Sveen*

/s/ Robert F. Doherty	Director
Robert F. Doherty*

/s/ Brian Petersen	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)
Brian Petersen
*By:	/s/ Steve Andersen
Steve Andersen**
Chief Compliance Officer and Secretary
**
Attorney-in-fact pursuant to the powers of attorney that are filed as an exhibit k(5) to the Fund’s Post-Effective Amendment No. 18 to its Registration Statement on form N-2, Registration Nos. 333-172947 and 811- 22534 (filed August 7, 2019).

EXHIBIT INDEX
r(1)	Joint Code of Ethics of the Fund and the Adviser